SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-15276

Banco Itaú Holding Financeira S.A.
(Itaú Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________________.

Banco Itaú Holding Financeira S.A.

Management Discussion and Analysis

Third Quarter of 2008

Contents

Executive Summary	03
Analysis of the Consolidated Net Income	12
- Managerial Financial Margin	13
- Results from Loan and Lease Losses	16
- Banking Service Fees and Banking Charge Revenues	17
- Non-interest Expenses	18
- Tax Expenses for ISS, PIS and Cofins	20
Pro Forma Financial Statements by Segment	23
Pro Forma Financial Statements by Subsegment	26
Itaubanco - Branch Banking	28
Itaubanco - Credit Cards - Account Holders	29
Itaubanco - Insurance, Pension Plans and Capitalization	30
Itaubanco - Investment Funds and Managed Portfolio	34
Itaú BBA	35
Itaucred	36
Consolidated Balance Sheet	39
Balance Sheet by Currency	44
Value at Risk	47
Activities Abroad	48
Ownership Structure	50
Performance in the Stock Market	51
Report of Independent Accountants	52

The operations of FAI - Financeira Americanas Itaú are consolidated in the Itaucred segment in proportion to our 50% percentage holding in its capital .

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that areoutside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008
Highlights - Managerial Criteria
R$ Million (except where indicated)
	3rd Q/08	2nd Q/08	3rd Q/07	Jan -Sep/08	Jan -Sep/07
Statements of Income
Net Income - Parent Company	1,848	2,041	2,428	5,932	6,444
Recurring Net Income	1,973	2,079	1,569	6,031	5,389
Managerial Financial Margin (1)	6,373	5,867	4,825	17,775	15,059
Income per Share (R$)
Consolidated Net Income per share (2)	0.62	0.69	0.81	2.00	2.15
Consolidated Recurring Net Income per share (2)	0.66	0.70	0.52	2.03	1.80
Number of Outstanding Shares - in thousands (3)	2,965,739	2,965,266	2,994,773	2,965,739	2,994,773
Book Value per share (2)	10.65	10.23	9.35	10.65	9.35
Dividends/JCP net of taxes (4) (R$ Million)	554	612	685	1,780	1,777
Dividends/JCP net of taxes (4) per share	0.19	0.21	0.23	0.61	0.59
Market Capitalization (5) (R$ Million)	90,485	96,668	110,747	90,485	110,747
Market Capitalization (5) (US$ Million)	47,268	60,725	60,224	47,268	60,224
Performance Ratios (%)
Return on Average Equity - Annualized (6)	23.9%	27.4%	35.6%	26.3%	33.3%
Recurring Return on Average Equity -Annualized (6)	25.5%	27.9%	23.0%	26.8%	27.9%
Return on Average Assets - Annualized (6)	2.0%	2.4%	3.5%	2.3%	3.4%
Recurring Return on Average Assets - Annualized (6)	2.1%	2.5%	2.3%	2.4%	2.8%
Solvency Ratio (BIS Ratio)	14.7%	16.4%	15.3%	14.7%	15.3%
Annualized Net Interest Margin (7)	10.4%	10.4%	11.4%	10.5%	11.6%
Nonperforming Loans Index (NPL) (8)	4.0%	4.3%	4.7%	4.0%	4.7%
Provision for Loan Losses/Nonperforming Loans	147%	143%	161%	147%	161%
Efficiency Ratio	47.0%	43.9%	47.1%	44.8%	45.6%

	Sep 30, 08		Jun 30, 08		Sep 30, 07
Balance Sheet
Total Assets		396,599		343,870		298,484
Credit Operations (A)	151,015		134,879		103,832
Sureties, Endorsements and Guarantees	13,471	164,486	13,194	148,073	10,239	114,071
Deposits + Debentures + Borrowings and Onlending and Securities (9) (B)		162,905		143,966		111,681
Credit Operations / Funding (A/B)		92.7%		93.7%		93.0%
Stockholders' Equity of Parent Company		31,591		30,341		28,003
Relevant Data
Assets Under Management (AUM)		209,400		218,026		201,217
Employees (Individuals)		71,616		69,163		64,676
Active Customers (Million)		14.2		13.9		13.4
Products/Customer (Units)		5.1		5.1		5.1
Branches (Units)		2,854		2,812		2,691
CSBs (Units)		746		745		759
Automated Teller Machines (Units)		23,892		23,880		23,424
Taií Stores		756		736		1,046
FIC Self Service Kiosks		343		344		-

(1) Described on page 5.
(2) Calculated considering the weighted average number of shares outstanding.
(3) The number of shares outstanding was adjusted to reflect the stock split that occurred in October 2007 and in April 2008.
(4) JCP- interest on own capital. Amounts paid/provisioned (Note 15 - b II to the Financial Statements).
(5) Calculated based on the average quotation of preferred shares on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders’ Equity of the parent company/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Does not include Treasury.
(8) The ratio of transactions more than 60 days overdue to the total loan portfolio.
(9) Net of compulsory deposits as described on page 43.

Shares of Major Markets

Note:	The Deposits, Automobile Finance and Private Pension Plans market shares refers to August 2008.
The Insurance Premiums market share includes VGBL and health insurance, and the last figure refers to the period of September 2007 to August 2008.
Sources:	Bacen, Susep, Anbid, Abel and Abecs.

3	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008
Managerial Statement of Income

Banco Itaú Holding Financeira’s consolidated net income for the third quarter of 2008 was impacted by the following non-recurring events: (i) setting up of an excess provision for possible loan losses; (ii) amortization of goodwill paid on the acquisition of investments; (iii) setting up of a provision for losses arising from economic stabilization plans implemented during the 1980’s; (iv) BPI’s income from Banco BCP shares; and (v) gain on the disposal of VISA shares as displayed below.

				R$ Million
	3rd Q/08	2nd Q/08	Jan - Sep/08	Jan - Sep/07
Net Income	1,848	2,041	5,932	6,444
Managerial Financial Margin	-	-	-	124
Escrow account Itaú BBA	-	-	-	124
Result from Loan Losses	100	-	100	400
Additional Provision for Loan Losses	100	-	100	400
Non-interest Expenses	98	113	294	399
Amortization of goodwill (*)	10	18	28	159
Economic Plans provision	87	95	266	240
Equity in the Earnings of Associated Companies	(13)	89	76	-
Gain on Banco BCP shares from BPI	(13)	89	76	-
Non-Operating Results	(3)	(106)	(292)	(2,402)
Disposal of interest in Redecard	-	-	-	(1,545)
Selling of interest in Serasa	-	-	-	(743)
Selling of BKB building	-	-	-	(114)
Gain on Sale of Mastercard shares	-	-	(83)	-
Gain on Sale of VISA shares	(3)	(42)	(144)	-
Gain on Sale of BM&F and Bovespa shares	-	(64)	(64)	-
Income Tax and Social Contribution	(59)	(27)	(52)	526
Tax effects on non-recurring events	(59)	(27)	(52)	526
Minority Interests	4	(31)	(27)	(101)
NON-RECURRING EFFECTS	126	38	99	(1,055)
Recurring Net Income	1,973	2,079	6,031	5,389

(*) This relates to goodwill paid on the acquisition of Unión Capital Afap (Uruguai), in the third quarter of 2008, Banco BPI and Delle Holdings shares in the second quarter of 2008, as well as the investment in Private Bank operations in Miami, in the first half of 2007.

Macroeconomic Indices

	Sep 30,08	Jun 30,08	Sep 30,07
EMBI Brazil Risk	303	241	164
CDI (In the Quarter)	3.2%	2.7%	2.8%
Dollar Exchange Rate (Var. in the Quarter)	20.3%	-9.0%	-4.5%
Dollar Exchange Rate (Quotation in R$)	1.9143	1.5919	1.8389
IGP-M (In the Quarter)	1.5%	4.3%	2.6%
Savings Rate (In The Quarter)	2.1%	1.8%	1.8%

Tax Effect of Hedge of Investments Abroad and Sovereign Bonds

			R$ Million
	3rd Q/08	2nd Q/08	Variation
Tax Effect of Hedge of Investments Abroad (*)	1,372	(621)	1,993
Tax Effect of Sovereign Bonds	166	76	90
Total	1,538	(545)	2,083

(*) As shown in the table on page 14.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income which arises from reclassifications made in the accounting statement of income. Details of such reclassifications can be found in the reports for June 2005 to March 2006.

During the third quarter of 2008, the real depreciated 20.3% against the U.S. dollar, compared to a 9.0% appreciation in the prior quarter. With respect to the euro, the real depreciated 7.5% in the period, compared to a 9.2% appreciation in the second quarter.

As a result of the exchange variation seen in the third quarter of the year, combined with our exchange risk management of investments abroad – which takes into account the tax effects on this exposure to determine the amount of the liabilities position in exchange derivatives required to hedge such investments – income arising from the tax effect of the hedge of investments abroad and sovereign bonds reached R$ 1,538 million.

4	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008

Managerial Statement of Income

Managerial Adjustments Made:
Adjustment 1: Exclusion of Distribution of Exchange Variation from Investments Abroad.
Adjustment 2: Tax Effect of Hedge of Investments Abroad and Sovereign Bonds.

	R$ Million
	Banco Itaú Holding
		Non-reccuring	Managerial Adjustments
3rd Quarter/08	Accounting	effects	Adjustment 1	Adjustment 2	Managerial

Managerial Financial Margin	4,941	-	(107)	1,538	6,373
• Financial Margin with Customers	5,631	-	-	-	5,631
• Financial Margin with Market	(690)	-	(107)	1,538	741

Result from Loan Losses	(1,851)	100	36	-	(1,715)
Provision for Loan and Lease Losses	(2,188)	100	36	-	(2,052)
Recovery of Credits Written Off as Losses	337	-	-	-	337

Net Result from Financial Operations	3,090	100	(70)	1,538	4,658

Other Operating Income/(Expenses)	(1,495)	84	(6)	(108)	(1,524)
Banking fees and charge revenues	2,591	-	(8)	-	2,583
Result from Op. of Insurance, Pension Plans and Capitalization	325	-	-	-	325
Non-interest Expenses	(4,404)	98	61	-	(4,245)
Tax Expenses for ISS, PIS and Cofins	(422)	-	-	(108)	(530)
Equity in the Earnings of Associated Companies	123	(13)	(54)	-	56
Other Operating Income	292	-	(5)	-	287

Operating Income	1,595	184	(76)	1,431	3,134

Non-operating Income	26	(3)	(4)	-	20

Income before Tax and Profit Sharing	1,621	181	(80)	1,431	3,153
Income Tax and Social Contribution	560	(59)	7	(1,431)	(923)
Profit Sharing	(207)	-	-	-	(207)
Minority Interests	(127)	4	73	-	(51)

Net Income	1,848	126	-	-	1,973

	R$ Million
	Banco Itaú Holding
		Non-reccuring	Managerial Adjustments
2nd Quarter/08	Accounting	effects	Adjustment 1	Adjustment 2	Managerial

Managerial Financial Margin	6,350	-	61	(545)	5,867
• Financial Margin with Customers	5,154	-	-	-	5,154
• Financial Margin with Market	1,196	-	61	(545)	713

Result from Loan Losses	(1,623)	-	(39)	-	(1,662)
Provision for Loan and Lease Losses	(1,919)	-	(39)	-	(1,958)
Recovery of Credits Written Off as Losses	296	-	-	-	296

Net Result from Financial Operations	4,728	-	22	(545)	4,205

Other Operating Income/(Expenses)	(1,430)	202	77	71	(1,080)
Banking fees and charge revenues	2,583	-	11	-	2,594
Result from Op. of Insurance, Pension Plans and Capitalization	368	-	-	-	368
Non-interest Expenses	(3,814)	113	(4)	-	(3,705)
Tax Expenses for ISS, PIS and Cofins	(564)	-	-	71	(493)
Equity in the Earnings of Associated Companies	(108)	89	74	-	55
Other Operating Income	105	-	(3)	-	102

Operating Income	3,298	202	99	(474)	3,125
Non-operating Income	109	(106)	3	-	6

Income before Tax and Profit Sharing	3,407	95	102	(474)	3,131
Income Tax and Social Contribution	(1,202)	(27)	(8)	474	(763)
Profit Sharing	(224)	-	-	-	(224)
Minority Interests in subsidiaries	60	(31)	(94)	-	(65)

Net Income	2,041	38	-	-	2,079

5	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008

Net Income and Annualized Return on Average Equity

Our consolidated net income for the third quarter of 2008 was R$ 1,848 million. During the period, the recurring consolidated net income amounted to R$ 1,973 million, a 5.1% decline from the recurring net income for the prior quarter. At September 30, 2008, the parent company stockholders’ equity reached R$ 31,591 million, giving rise to an annualized recurring return on average net equity of 25.5% in the quarter, which corresponds to a 2.4 percentage point decrease compared to the prior quarter.

Loan Portfolio (*)	R$ Billion

(*) Includes endorsements and sureties. More details on page 41.

	R$ Million
	Variation (%)
	Sep 30,08	Jun 30,08	Sep 30,07	Sep/08- Jun/08	Sep/08- Sep/07
Individuals	66,158	62,276	49,174	6.2%	34.5%
Credit Card	11,447	11,076	9,466	3.4%	20.9%
Personal Loans	15,296	15,160	14,149	0.9%	8.1%
Vehicles	39,414	36,040	25,558	9.4%	54.2%
Businesses	79,198	69,308	50,880	14.3%	55.7%
Corporate	45,900	40,283	31,580	13.9%	45.3%
Micro, small and middle market	33,298	29,025	19,300	14.7%	72.5%
Directed Loans	8,144	7,232	5,853	12.6%	39.1%
Rural Loans	4,574	4,052	3,390	12.9%	34.9%
Mortgage Loans	3,570	3,180	2,463	12.2%	44.9%
Argentina/Chile/Uruguay	10,986	9,258	8,164	18.7%	34.6%
Total	164,486	148,073	114,071	11.1%	44.2%

Note: In the quarter, we adjusted the Itaubank segment clients profile (micro, small and middle market) and the Itaú BBA segment (largest companies), transferring them to adaptation in the standard established for these segments. The clients profile information was reclassified to allow comparison with prior periods.

The loan and financing portfolio, including sureties and endorsements, added up to R$ 164,486 million in the third quarter of 2008, up 11.1% from the prior quarter. The 9.4% increase in vehicle financing and leasing, as well as the 14.7% rise in credits to micro, small and mid-sized companies were the highlights of the quarter, as a result of our focus on those operations. At September 30, 2008, 20.3% of our credit assets was denominated in, or linked to, foreign currencies, and the depreciation of the real against such currencies was one of the drivers of the variation seen in the total balance of transactions quarter-on-quarter. Such impact is substantially reflected in the 18.7% increase in the credit portfolio of our operations in Chile, Uruguay and Argentina, as well as in the 13.9% growth in our large corporation portfolio. To a lesser extent, the balance of transactions with micro, small and mid-sized companies was also impacted by the exchange variation during the quarter. Without giving effect to the exchange variation, the total growth in the credit portfolio balance would have been 6.9% quarter-on quarter.

Managerial Financial Margin
R$ Million

Our managerial financial margin reached R$ 6,373 million in the third quarter of 2008, growing by 8.6% compared to the second quarter of the year. The managerial financial margin on customer transactions increased by 9.3% quarter-on-quarter, totaling R$ 5,631 million. The increased balance of loan transactions once more had a positive impact on the financial margin on customer transactions. The managerial financial margin on market transactions grew by 3.9% compared to the prior period, essentially driven by the increased treasury financial margin, due to higher gains on fixed income transactions.

6	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008

Provision for Loan Losses and Credit Portfolio
R$ Million

In the third quarter of 2008, expenses with the provision for doubtful loans increased by 4.8% compared to the prior quarter, primarily due to the 11.1% expansion in the loan and financing portfolio balance. During the quarter, the Bank adopted a policy of greater selectivity for granting loans. The nonperforming loan ratio improved by 0.3 percentage point from the prior quarter, to reach 4.0%. The ratio for the individuals portfolio and the companies portfolio improved by 0.3 and 0.2 percentage points, respectively, compared to the second quarter of the year. The focus on risk quality and the impact of the exchange variation on the total balance of credit assets were the factors behind the improvement in this performance indicator.

NPL Ratio(*) - Individuals x Businesses (%)

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

Banking fees revenues and banking charge revenues amounted to R$ 2,583 million in the third quarter of the year, a 0.4% decline compared to the prior quarter. During the period, revenues from credit card transactions increased, primarily as a result of the expansion in the card base and transaction volume. Revenues from fund management were adversely impacted by the lower performance rates seen in a less favorable market environment than in the prior quarter, as well as the decrease in the volume of assets under management, which have migrated to term deposit transactions. Also in the third quarter, revenues from brokerage, securities placement and economic advisory services decreased, in line with the drop in new public offers of shares.

Banking fees and charge	R$ Million

Non-interest Expenses	R$ Million

In the third quarter of 2008, non-interest expenses increased by 14.6% compared to the prior period. Personnel expenses were higher than in the second quarter, owing to the readjustment of salaries and benefits under the new Collective Labor Agreement. The full impact of the bank employees’ salary adjustment is reflected in net income for the period. Furthermore, the number of employees grew by 3.5% to reach 71,616 at the end of the period. Facilities, data processing and telecommunications, marketing and third-party service expenses also increased. As a result of these drivers, the Bank efficiency ratio stood at 47.0% in the third quarter of the year.

Efficiency Ratio (%) (*)

(*) The criteria for calculating the efficiency ratio are detailed on page 19.

Unrealized Profit/(Loss)	R$ Million

In the third quarter of 2008, unrealized net income/(loss) added up to R$ 3,991 million, declining by R$ 2,292 million compared to the prior quarter. During the period, the turmoil in capital markets decreased the value of BM&F Bovespa, Banco BPI and Redecard financial instruments. Furthermore, the rise in the benchmark interest rate adversely impacted the marking-to-market of loan transactions. With the allocation of R$ 100 million to the provision in excess of the minimum required to cover possible loan losses, the total balance of the provision reached R$ 2,250 million at the end of September 2008. It should be noted that this provision is not considered in the determination of unrealized net income/(loss).

7	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008

Consolidated Pro Forma Balance Sheet

					R$ Million
				Variation %
	Sep 30,08	Jun 30,08	Sep 30,07	Sep/08- Jun/08	Sep/08- Sep/07
ASSETS

Current and Long-term Assets	392,312	340,002	294,692	15.4%	33.1%

Cash and Cash Equivalents	6,021	5,601	4,681	7.5%	28.6%
Short-term Interbank Deposits	86,491	68,067	61,965	27.1%	39.6%
Securities and Derivative Instruments	81,607	71,309	64,513	14.4%	26.5%
Interbank and Interbranch Accounts	20,828	20,788	17,373	0.2%	19.9%
Loans, Leasing Operations and Other Credits	151,015	134,879	103,832	12.0%	45.4%
(Allowance for Loan Losses)	(8,789)	(8,388)	(7,842)	4.8%	12.1%
Other Assets	55,139	47,746	50,169	15.5%	9.9%
Foreign Exchange Portfolio	24,268	19,600	25,400	23.8%	-4.5%
Others	30,871	28,146	24,769	9.7%	24.6%

Permanent Assets	4,287	3,868	3,792	10.8%	13.1%
Investments	1,416	1,253	1,197	13.0%	18.3%
Fixed Assets	2,069	1,881	1,852	10.0%	11.7%
Deferred Changes	802	734	743	9.3%	8.0%
TOTAL ASSETS	396,599	343,870	298,484	15.3%	32.9%

R$ Million
				Variation %
	Sep 30,08	Jun 30,08	Sep 30,07	Sep/08- Jun/08	Sep/08- Sep/07
LIABILITIES AND EQUITY
Current and Long-term Liabilities	362,547	311,343	268,422	16.4%	35.1%
Deposits	113,078	83,496	70,433	35.4%	60.5%
Demand Deposits	19,960	19,120	20,121	4.4%	-0.8%
Savings Accounts	29,925	28,881	25,715	3.6%	16.4%
Interbank Deposits	2,345	1,295	1,354	81.1%	73.2%
Time Deposits	60,847	34,200	23,242	77.9%	161.8%
Funds Received under Securities Repurchase Agreements	105,803	96,220	76,393	10.0%	38.5%
Funds from Acceptances and Issue of Securities	10,583	7,741	7,327	36.7%	44.4%
Interbank and Interbranch Accounts	4,836	6,594	4,006	-26.7%	20.7%
Borrowings and On-lendings	20,808	17,857	16,024	16.5%	29.9%
Financial Instruments and Derivatives	5,094	4,773	4,603	6.7%	10.7%
Technical Provisions for Insurance, Pension Plans and Cap.	27,573	26,637	22,466	3.5%	22.7%
Other Liabilities	74,771	68,026	67,170	9.9%	11.3%
Foreign Exchange Portfolio	23,949	20,256	25,884	18.2%	-7.5%
Subordinated Debt	12,512	12,559	10,854	-0.4%	15.3%
Others	38,311	35,211	30,432	8.8%	25.9%
Deferred Income	90	71	77	27.9%	17.8%
Minority Interest in subsidiaries	2,371	2,115	1,982	12.1%	19.7%
Stockholders' Equity of Parent Company	31,591	30,341	28,003	4.1%	12.8%
TOTAL LIABILITIES AND EQUITY	396,599	343,870	298,484	15.3%	32.9%
Deposits	113,078	83,496	70,433	35.4%	60.5%
Assets Under Management (AUM)	209,400	218,026	201,217	-4.0%	4.1%
Total Deposits + Assets Under Management (AUM)	322,478	301,522	271,650	7.0%	18.7%

8	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008

Consolidated Pro Forma Statement of Income
R$ Million
					Variation
	3rd Q/08	2nd Q/08	Jan - Sep/08	Jan - Sep/07	3rd Q/08- 2nd Q/08%		Jan -sep/08- Jan -sep/07%
Managerial Financial Margin	6,373	5,867	17,775	15,059	506	8.6%	2,716	18.0%
• Financial Margin with Customers	5,631	5,154	15,843	13,421	477	9.3%	2,422	18.0%
• Financial Margin with Market	741	713	1,932	1,638	29	3.9%	294	17.9%

Result from Loan Losses	(1,715)	(1,662)	(4,959)	(3,813)	(53)	3.2%	(1,147)	30.1%
Provision for Loan and Lease Losses	(2,052)	(1,958)	(5,839)	(4,612)	(94)	4.8%	(1,228)	26.6%
Recovery of Credits Written Off as Losses	337	296	880	799	41	13.7%	81	10.1%

Net Result from Financial Operations	4,658	4,205	12,816	11,246	453	10.8%	1,570	14.0%

Other Operating Income/(Expenses)	(1,524)	(1,080)	(3,539)	(2,712)	(444)	41.1%	(828)	30.5%
Banking fees and charge revenues	2,583	2,594	7,678	7,500	(11)	-0.4%	178	2.4%
Result from Operations of Insurance, Pension Plans and Cap.	325	368	1,011	911	(43)	-11.6%	100	11.0%
Non-interest Expenses	(4,245)	(3,705)	(11,434)	(10,251)	(540)	14.6%	(1,183)	11.5%
Tax Expenses for ISS, PIS and Cofins	(530)	(493)	(1,484)	(1,386)	(37)	7.4%	(97)	7.0%
Equity in the Earnings of Associated Companies	56	55	154	137	1	2.3%	16	11.8%
Other Operating Income	287	102	536	378	185	181.8%	158	41.9%

Operating Income	3,134	3,125	9,276	8,534	9	0.3%	742	8.7%
Non-operating Income	20	6	23	14	13	-	9	59.7%

Income before Tax and Profit Sharing	3,153	3,131	9,299	8,549	22	0.7%	750	8.8%

Income Tax and Social Contribution	(923)	(763)	(2,432)	(2,488)	(160)	21.0%	56	-2.2%
Profit Sharing	(207)	(224)	(646)	(554)	18	-7.9%	(92)	16.7%
Minority Interests in subsidiaries	(51)	(65)	(190)	(118)	15	-22.4%	(73)	61.9%
Recurring Net Income	1,973	2,079	6,031	5,389	(105)	-5.1%	641	11.9%
Number of shares outstanding - in thousands (*)	2,965,739	2,965,266	2,965,739	2,994,773
Book value per share - R$ (*)	10.65	10.23	10.65	9.35			1.30	13.9%
Net Income per share - R$ (*)	0.66	0.70	2.03	1.80			0.23	13.0%

 (*) Adjusted to reflect the stock splits in Apr/08 and Oct/07.

Pro Forma Statement of Income by Segment

R$ Million
	Banco Itaú Holding
3rd Quarter/08	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	3,905	749	1,486	232	6,373
• Financial Margin with Customers	3,353	559	1,486	232	5,631
• Financial Margin with Market	552	190	-	-	741

Result from Loan Losses	(925)	(58)	(732)	-	(1,715)
Provision for Loan and Lease Losses	(1,160)	(62)	(829)	-	(2,052)
Recovery of Credits Written Off as Losses	235	4	97	-	337

Net Result from Financial Operations	2,980	691	754	232	4,658

Other Operating Income/(Expenses)	(1,063)	(138)	(325)	2	(1,524)
Banking fees and charge revenues	2,030	167	387	-	2,583
Operating Result of Insurance, Pension Plans and Capitalization	303	(0)	22	-	325
Non-interest Expenses	(3,311)	(243)	(663)	(29)	(4,245)
Tax Expenses for ISS, PIS and Cofins	(315)	(66)	(132)	(16)	(530)
Equity in the Earnings of Associated Companies	-	3	-	52	56
Other Operating Income	231	1	61	(5)	287

Operating Income	1,917	553	429	234	3,134

Non-operating Income	20	(3)	0	2	20
Income Before Tax and Profit Sharing	1,937	550	429	237	3,153
Income Tax and Social Contribution	(591)	(182)	(128)	(21)	(923)
Profit Sharing	(149)	(46)	(12)	-	(207)
Minority Interests	-	-	-	(50)	(51)

Recurring Net Income	1,197	322	289	165	1,973
(RAROC) - Return on Average Tier I Allocated Capital	31.7%	19.3%	26.0%	14.0%	25.5%
Efficiency Ratio	53.8%	28.5%	36.3%	13.9%	47.0%

Note: For other financial statements per segment, please refer to pages 24 and 25 of this report.

9	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008

Results by Segment

Itaubanco
In the third quarter of 2008, Itaubanco’s net income reached R$ 1,197 million, corresponding to a 2.3% decrease compared to the prior period. The managerial financial margin increased by 10.3% from the prior quarter, chiefly as a result of the increased balance of credit transactions, higher treasury financial margin due to gains on fixed income transactions, and the rise in financial margin on management of exchange risk of investments abroad, resulting from the increase in interest rates. Expenses associated with the provision for doubtful loans declined in tandem with the improvement in risk quality. Furthermore, income from the recovery of credits written-off as losses increased, reflecting the enhanced collection efforts in the period. Banking service fees were positively impacted by the expansion in loan transactions and number of account holders. The increase seen quarter-on-quarter in non-interest expenses was mainly driven by the rise in employees’ salaries and benefits under the new Collective Labor Agreement, fully provided for in the quarter.

Itaú BBA
In the third quarter of 2008, the Itaú BBA segment financial margin totaled R$ 749 million, a 3.7% growth compared to the prior quarter. The managerial financial margin on customer transactions added up to R$ 559 million, increasing by 18.4% from the prior quarter, chiefly as a result of the increased volume of credit and structured transactions. The managerial financial margin on market transactions amounted to R$ 190 million, or a 24.0% decrease from the previous quarter. The financial margin on treasury transactions, amounting to R$ 133 million, was driven by proprietary strategies pursued on the local and international markets. The result of doubtful loans was a provision expense of R$ 58 million in the third quarter, essentially due to risk re-ratings, which was offset by recoveries of credits written-off as losses for a total of R$ 4 million. Banking service fees totaled R$ 167 million in the third quarter of 2008, a 12.5% decline from the prior quarter, primarily on account of lower revenues from investment banking transactions.

Itaú BBA’s derivative Instruments
As of October 24, Itaú BBA had outstanding derivative instruments of the swap with verification and target forward types with 96 customers. The total exposure in these products at an exchange rate of R$2.30 per US dollar, for settlement at maturity, was R$ 2.4 billion. This is equivalent to an average debt of R$ 25 million per customer. Of the total number of customers, 86 are classified as AA, A or B. Since then, some of these instruments were settled.

Itaucred
The Itaucred segment credit portfolio amounted to R$ 51,117 million in the third quarter of 2008, up 8.0% from the prior quarter. The balance of vehicle financing and leasing transactions carried out by Itaucred Veículos increased by 9.2% quarter-on-quarter, to reach R$ 42,257 million, while the balance of non-account holders’ transactions with credit cards grew by 5.6%, totaling R$ 4,606 million. As a result, the segment financial margin increased by 4.6% compared to the prior quarter, standing at R$ 1,486 million. The expansion in the credit portfolio also brought about a 17.7% increase in expenses associated with the assumption of credit risk. The increase in non-interest expenses was mainly driven by the provisions of the Collective Labor Agreement, as well as the 4.3% growth in the segment staff, that now comprises 10,817 employees. As a result, Itaucred’s net income for the third quarter of 2008 amounted to R$ 289 million, a 10.1% decline from the prior period.

Corporation
The financial results from the investment of excess capital are the major component of Corporation net income. In the third quarter of 2008, this segment is net income amounted to R$ 165 million, representing a 40.9% increase compared to the second quarter of the year. During the period, the rise in the benchmark interest rate impacted the segment managerial financial margin, which grew 28.1% quarter-on-quarter.

10	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Executive Summary
Third Quarter of 2008

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporate presented below are based on managerial information and provide a fair view of the performance of the group’s different business units. Variations in the results of Itaú’s segments between the third quarter and the second quarter of 2008 were as follows:

Pro Forma Statement of Income by Segment	R$ Million

	3rd Q/08	2nd Q/08	Variation
			Nominal	%
Itaubanco
Managerial Financial Margin	3,905	3,540	365	10.3%
• Financial Margin with Customers	3,353	3,077	276	9.0%
• Financial Margin with Market	552	463	89	19.1%
Result from Loan Losses	(925)	(1,017)	92	-9.1%
Banking fees and charge revenues	2,030	1,993	37	1.8%
Non-interest Expenses[1]	(3,311)	(2,835)	(476)	16.8%
Income Tax and Social Contribution	(591)	(462)	(129)	27.9%
Other [2]	90	6	83	1,306.7%
Recurring Net Income of Itaubanco (A)	1,197	1,225	(28)	-2.3%

Itaú BBA
Managerial Financial Margin	749	722	27	3.7%
• Financial Margin with Customers	559	472	87	18.4%
• Financial Margin with Market	190	250	(60)	-24.0%
Result from Loan Losses	(58)	(23)	(35)	151.0%
Banking fees and charge revenues	167	191	(24)	-12.5%
Non-interest Expenses[1]	(243)	(218)	(24)	11.2%
Income Tax and Social Contribution	(182)	(141)	(42)	29.6%
Other [2]	(111)	(116)	5	-4.4%

Recurring Net Income of Itaú BBA (B)	322	414	(93)	-22.4%

Itaucred
Managerial Financial Margin	1,486	1,421	65	4.6%
Result from Loan Losses	(732)	(621)	(110)	17.7%
Banking fees and charge revenues	387	397	(9)	-2.4%
Non-interest Expenses[1]	(663)	(632)	(31)	4.8%
Income Tax and Social Contribution	(128)	(139)	11	-7.9%
Other [2]	(61)	(103)	42	-40.7%
Recurring Net Income of Itaucred (C )	289	322	(32)	-10.1%

Corporation
Managerial Financial Margin	232	181	51	28.1%
Non-interest Expenses[1]	(29)	(15)	(14)	96.8%
Income Tax and Social Contribution	(21)	(21)	(1)	2.8%
Other [3]	(16)	(28)	12	-42.8%
Recurring Net Income of Corporation (D)	165	117	48	40.9%

RECURRING NET INCOME OF ITAÚ (A) + (B) + (C ) + (D)	1,973	2,079	(105)	-5.1%

(1)	Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
(2)	Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses – ISS, PIS and Cofins, Other Operating Revenues, Non-Operating Income, and Profit Sharing.
(3)
Includes Tax Expenses – ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

11	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income
Managerial Financial Margin

During the third quarter of 2008, the managerial financial margin was R$ 6,373 million, corresponding to a 8.6% increase compared to the prior quarter. The main drivers of such change are discussed below.

Managerial Financial Margin
R$ million
			Variation
	3rd Q/08	2nd Q/08	Balance	%
Customers	5,631	5,154	477	9.3%
Market	741	713	29	3.9%
Treasury	447	423	24	5.7%
Management of Foreign Exchange Risk from Investments	295	290	5	1.7%

Total	6,373	5,867	506	8.6%

Customer Transactions
The margin on customer transactions basically arises from the offer and use of financial products and services by our customers, both individuals and companies. During the third quarter, this margin increased by 9.3%, totaling R$ 5,631 million. For the sake of clarity, the financial margin on customer transactions can be divided into two separate components, i.e. those that are sensitive to changes in the benchmark interest rate, and those that are sensitive to changes in spreads.

Financial Margin on Interest Rate Change- Sensitive Customer Transactions
The determination of the portion of the financial margin on transactions that are sensitive to changes in interest rates considers the amount obtained by adding up the customers’ non-interest bearing funds (demand deposits, floatings, etc.) and the working capital (stockholders’ equity less permanent assets and tax credits – which also bear no financial costs), less assets that do not give rise to financial income (compulsory deposits, contingent assets, etc.). This portion is attributed the opportunity rate (CDI). During the third quarter of 2008, the financial margin on transactions which are sensitive to interest rate changes increased by 22.6%, due to the rise in the benchmark interest rate and, to a lesser extent, the increased volume of working capital.

Banking Transactions Sensitive to Variations in Interest Rate

R$ million
			Variation
	3rd Q/08	2nd Q/08	Balance	%
Average Balance	31,102	29,677	1,424	4.8%
Financial Margin	998	814	184	22.6%
Annualized Rate	12.8%	11.0%		1.9 p.p.

Annualized Rate of Banking Transactions Sensitive to Variations in Interest Rate

Financial Margin on Spread-Sensitive Customer Transactions
The determination of this portion of the financial margin takes into account both funds obtained from customers – savings deposits, time deposits, etc., the remuneration of which corresponds to a financial expense – and the investment of these funds in a number of assets – credit transactions, financial investments, etc., the remuneration of which represents a financial income. The financial margin on spread-sensitive transactions is the difference between the financial income from these assets and the financial expense associated with funding.

In the third quarter of 2008, the increase by R$ 12,677 million in the average balance of loan and financing transactions contributed to the R$ 293 million growth in the financial margin on spread-sensitive customer transactions, corresponding to a 6.7% increase. However, the annualized rate of spread-sensitive customer transactions reached 9.9% in the third quarter of the year, compared to 10.3% in the prior quarter.

Banking Transactions Sensitive to Spreads

R$ million

			Variation
	3rd Q/08	2nd Q/08	Balance	%
Average Balance	186,300	168,865	17,435	10.3%
Financial Margin	4,633	4,340	293	6.7%
Annualized Rate	9.9%	10.3%		-0.3 p.p.

13	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income
Managerial Financial Margin

Annualized Rate of Banking Transactions Sensitive to Spreads

Market Financial Margin

R$ million
			Variation
	3rd Q/08	2nd Q/08	Balance	%
Treasury	447	423	24	5.7%
Management of Foreign Exchange Risk from Investments	295	290	5	1.7%
Total	741	713	29	3.9%

Market Transactions
The main characteristic of the margin on market transactions is the fact that it arises from impersonal transactions carried out in the financial market. This margin comprises two components: the treasury financial margin and the financial margin on management of exchange risk of investments abroad. The financial margin on market transactions added up to R$ 741 million in the third quarter of the year, representing a 4.0% growth compared to the prior quarter. The drivers of such change are described below.

Financial Margin on Treasury Transactions
This comprises income from trading of financial assets through proprietary desks, management of gaps in currency, rates and other risk factors management, arbitrage opportunities in the foreign and domestic markets, and marking-to-market of financial assets.

In the third quarter of 2008, gains on fixed income transactions helped increase the treasury financial margin to R$ 447 million, up 5.7% from the prior quarter.

Financial Margin on Exchange risk Management of Investments Abroad
Considering that the financial margin on exchange risk management of investments abroad essentially arises from the remuneration of capital employed on such investments at the CDI rate, this margin is also influenced by changes in interest rates. The financial margin on exchange risk management of investments abroad in the third quarter of 2008 reached R$ 295 million, a 1.7% increase from the prior quarter.

Managerial Financial Margin of Exchange Risk of Investments Abroad

R$ million
	3rd Quarter of 2008				2nd Quarter of 2008
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	10,294				9,854
Exchange Variation on Investments Abroad (B)		1,896		1,896		(906)		(906)
Effect of exchange risk management of investments abroad (C) = (D) + (E)		(2,973)	1,372	(1,602)		1,817	(621)	1,196
Assets Position in DI (D)	10,294	341	0	341	9,854	290		290
Liabilities Position in Foreign Currency (E)	(17,993)	(3,315)	1,372	(1,943)	(17,224)	1,528	(621)	906
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		(1,077)	1,372	295		911	(621)	290

14	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income
Managerial Financial Margin

The combination of the above mentioned factors led our net interest margin (annualized rate of managerial financial margin, disregarding the treasury financial margin) to stand at 10.4% in the third quarter of the year, remaining virtually unaltered compared to the second quarter. Considering the effects of the provision for doubtful loans, net of the recovery of transactions previously written-off as losses, the rate for the third quarter was 7.4%, versus 7.2% in the second quarter of the year.

Analysis of the Managerial Financial Margin

R$ million
	3rd Q/08			2nd Q/08			3rd Q/07
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Demand Deposits + Floating	25,184			25,075			25,341
(-) Compulsory Deposits	(8,793)			(8,768)			(8,853)
Contingent Liabilities (-) Contingent Assets	278			421			1,639
Tax and Social Security Liabilities (-) Deposits in guarantee	10,000			8,674			6,017
(-) Tax Credits	(9,568)			(8,361)			(8,009)
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	14,002			12,636			11,945
Interest Rate Sensitive Banking Transactions (A)	31,102	998	12.8%	29,677	814	11.0%	28,079	781	11.1%

	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	40,094			35,354			34,464
Interbank and Interbranch Accounts	12,015			11,909			8,286
Loans, Leasing and Other Credits	142,947			130,270			99,690
(Allowance for Loan Losses)	(8,588)			(8,267)			(7,878)
Net Foreign Exchange Portfolio (Asset/Liability)	(168)			(401)			(382)
Spread-Sensitive Banking Transactions (B)	186,300	4,633	9.9%	168,865	4,340	10.3%	134,180	3,854	11.5%
Banking Operations (C = A+B)	217,401	5,631	10.4%	198,542	5,154	10.4%	162,259	4,635	11.4%
Management of Exchange Risk of Investments Abroad (D)	10,636	295	11.1%	10,570	290	11.0%	9,103	253	11.1%
Net Interest Margin (E = C+D)	228,037	5,926	10.4%	209,112	5,444	10.4%	171,363	4,889	11.4%
Provision for Loan and Lease Losses (F)		(2,052)			(1,958)			(1,631)
Recovery of Credits Written Off as Losses (G)		337			296			301
Net Interest Margin after Provision for Credit Risk (H = E+F+G)	228,037	4,211	7.4%	209,112	3,782	7.2%	171,363	3,559	8.3%
Treasury Financial Margin (I)		447			423			(64)
Net Result from Financial Operations (J = H+I)		4,658			4,205			3,495

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments
(-) Banking Transactions Sensitive to Variations in Interest Rate (-) Investments Abroad.

Net Interest Margin (NIM) x Selic

15	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income
Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses

R$ million
	3rd Q/08			2nd Q/08			Var. (%)
	Provision for Loan Losses	Credit Recoveries	Total	Provision for Loan Losses	Credit Recoveries	Total	Total
Ita ubanco	(1,160)	235	(925)	(1,194)	177	(1,017)	10.0%
Banking	(1,010)	215	(795)	(1,048)	155	(893)	-11.0%
Credit Cards - Account Holders	(150)	21	(129)	(146)	22	(124)	4.8%
Itaú BBA	(62)	4	(58)	(36)	12	(23)	151.0%
Itaucred	(829)	97	(732)	(728)	107	(621)	17.7%
Vehicles	(450)	44	(406)	(380)	52	(328)	23.6%
Credit Cards - Non-Account Holders	(214)	19	(195)	(197)	19	(179)	9.2%
Taií + Payroll Credit	(165)	34	(131)	(151)	37	(115)	14.1%
Total	(2,052)	337	(1,715)	(1,958)	296	(1,662)	3.2%

In the third quarter of 2008, the provision for loan losses added up to R$ 2,052 million, increasing by 4.8% compared to the prior quarter. The increase is mainly attributable to the expansion in the loan and financing portfolio in the period.

The performance indicators of our credit pools have shown a consistent improvement. The ratio derived by dividing the balance of transactions more than 15 days overdue by the balance of the contracted portfolio in the third quarter of 2008 remained stable from the prior quarter, standing at 1.3%. With respect to all other contract levels, however, the improvement in delinquency indicators is apparent.

A further evidence of this fact is the positive evolution of the nonperforming loan ratio, which stood at 4.0% in the third quarter of 2008, a 30 basis point improvement from the prior quarter. The delinquency ratio for individual customers was 6.3% in the quarter and 6.6% in the previous period. In the same vein, the ratio for corporate customers stood at 1.3% in the third quarter, compared to 1.5% in the second quarter of 2008.

The third quarter of the year was also characterized by significant collection efforts, leading the income from recovery of credits previously written-off as losses to reach R$ 337 million, a 13.7% growth from the prior quarter.

The analysis of the expense for provision for loan losses per segment shows that the Itaubanco Banking and Itaucred Veículos subsegments were the ones to require the higher absolute provisions, as the related credit portfolios have the highest growth rates (micro, small and mid-sized companies, and vehicles).

It should be noted that, during the quarter, a non-recurring event associated with credit risk impacted the net income figure. Bearing in mind the expansion in the portfolio balance and the higher volatility seen in the markets in general, our provision in excess of the minimum required by the banking authority was increased by R$ 100 million to a total of R$ 2,250 million at September 30, 2008. This provision is intended to allow for the absorption of potential delinquency increases arising from the strong reversal of the economic cycle. The balance is determined based on the past behavior of credit portfolios in the context of economic crises.

Nonperforming Loans

R$ million
	Sep 30, 08	Jun 30, 08	Mar 31, 08
Total Nonperforming Loans (a)	5,965	5,850	5,452
Credit Portfolio (b)	151,015	134,879	125,660
NPL Ratio [ (a) / (b) ] x 100	4.0%	4.3%	4.3%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.

Overdue Loans

			R$ million
	Sep 30, 08	Jun 30, 08	Mar 31, 08
Overdue Loans (a)	10,105	9,782	9,679
Provision for Loan Losses (b)	(8,789)	(8,388)	(8,147)
Difference (b+a)	(1,316)	(1,394)	(1,531)

Nonperforming loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

Coverage Ratio

The coverage ratio is derived by dividing the balance of the provision for doubtful loans by the balance of transactions more than 60 days overdue. The 4 percentage point improvement compared to the prior quarter was essentially driven by the overall improvement in the portfolio quality.

16	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Banking fee revenues and Banking charge revenues

R$ million
						Variation
		3rd Q./08	2nd Q./08	Jan-Sep/08	Jan-Sep/07	3rd Q./08 - 2st Q./08		J-S/08 - J-S/07
Banking Services Fees (I)		1,922	1,960	5,681	5,363	(38)	-1.9%	318	5.9%
Asset Management	A	476	492	1,451	1,508	(16)	-3.3%	(57)	-3.8%
Current Account Services		43	40	124	138	3	8.0%	(14)	-9.8%
Loan Operations and Guarantees Provided		207	205	622	531	2	1.1%	91	17.1%
Collection Services	B	264	245	752	688	19	7.6%	64	9.4%
Credit Cards	C	663	632	1,896	1,749	31	4.9%	147	8.4%
Other	D, E	269	346	836	750	(77)	-22.1%	86	11.5%
Banking charge income (II)		661	635	1,997	2,137	26	4.1%	(140)	-6.6%
Standing data / Credit transactions (*)	F	395	370	1,172	1,091	25	6.8%	81	7.4%
Deposit account		17	13	47	37	4	31.8%	10	25.8%
Fund transfer		20	18	53	50	1	7.2%	3	6.2%
Service packages and other		228	233	725	959	(5)	-2.0%	(234)	-24.4%
Total (I+II)		2,583	2,594	7,678	7,500	(11)	-0.4%	178	2.4%

(*) Includes standing data and advances to depositors fees, as well as the reclassified fees previously charged on credit opening, which were suspended as from May/08."

Banking fee revenues, including banking charges, declined by 0.4% compared to the second quarter of 2008, driven by:

A)
Decline in fund management revenues as a result of the lower performance fee, given the less favorable economic environment, as well as the decreased volume of assets under management. Such assets have migrated to time deposit transactions.

B)	Growth arising from the increased volume of collection services.

C)	Increase both in the card base and volume of transactions.

Banking fee revenues and Banking charge revenues
R$ million

Other				R$ million
		3rd Q./08	2nd Q./08	Variation
Foreign Exchange Services		19	15	4
Income from Brokerage and Securities Placement	D	69	149	(80)
Income from Consultation to Serasa		1	1	0
Income from Custody Services and Management of Portfolio		40	35	5
Income from Economic and Financial Advisory	E	36	58	(21)
Comission Income		19	12	7
Other Services		84	76	8
Total		269	346	(77)

D)	Lower volume of exchange transactions and public offers of shares.
E)	Lower volume of Investment Banking services.
F)	Increase driven by the higher number of credit transactions and increased account holder base.

Number of Active Clients (*) and Current Accounts
In million

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average account balance not null.

17	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Non-interest Expenses
R$ million
					Variation
	3rdQ/08	2ndQ/08	Jan-Sep/08	Jan-Sep/07	3rdQ/08 - 2ndQ/08		Jan-Sep/08 - Jan-Sep/07
Personnel Expenses	(1,641)	(1,517)	(4,612)	(3,968)	(124)	8.2%	(644)	16.2%
Other Administrative Expenses	(1,854)	(1,670)	(5,082)	(4,733)	(185)	11.1%	(349)	7.4%
Other Operating Expenses	(665)	(470)	(1,561)	(1,224)	(195)	41.4%	(336)	27.5%
Tax Expenses	(85)	(48)	(179)	(325)	(37)	77.1%	146	-45.0%
Total	(4,245)	(3,705)	(11,434)	(10,251)	(540)	14.6%	(1,184)	11.5%

In the third quarter of 2008, Non-Interest Expenses increased by 14.6% from the prior quarter.

Personnel Expenses

R$ million
		3rdQ/08	2ndQ/08	Variation
Compensation	A	(981)	(877)	(104)
Charges	A	(288)	(263)	(26)
Social Benefits	A	(226)	(214)	(12)
Training		(34)	(31)	(3)
Labor Claims		(112)	(132)	20
Total		(1,641)	(1,517)	(124)

Personnel expenses were up 8.2% quarter-on-quarter, mainly driven by:

A)
Impact of the Collective Labor Agreement, fully recognized in the quarter, whereby compensation, benefits and charges were increased by 8.15% or 10%, depending on the salary range; and increase in the number of employees compared to the prior quarter.

Number of Employees (*)

R$ million

(*) - Includes Chile and Uruguay employees as from Mar/07.

Other Administrative Expenses

R$ million

		3rdQ/08	2ndQ/08	Variation
Data Processing and Telecommunication	B	(463)	(420)	(44)
Depreciation and Amortization		(152)	(144)	(8)
Facilities		(240)	(226)	(14)
Third-Party Services	C	(354)	(310)	(45)
Financial System Service		(145)	(139)	(6)
Advertising, Promotions and Publications		(160)	(144)	(16)
Transportation		(74)	(66)	(9)
Materials		(63)	(58)	(5)
Security		(59)	(59)	0
Legal		(7)	(9)	2
Travel		(25)	(24)	(2)
Others		(112)	(73)	(39)
Total		(1,854)	(1,670)	(185)

Other Administrative Expenses grew by 11.1%, primarily due to:
B)	Increase in software rental and maintenance expenses, systems consulting, data transmission, mail services, and services provided by Iautec.
C)	Increase in telemarketing customer service, sales and collection services, due to contract readjustments rises, in addition to higher consulting and advisory expenses.

Other Operating Expenses

R$ million
	3rdQ/08	2ndQ/08	Variation

Provision for contingencies	(384)	(147)	(237)
Selling - Credit Cards	(135)	(143)	9
Claims	(81)	(65)	(16)
Others	(65)	(115)	50
Total	(665)	(470)	(195)

Other Operating Expenses grew by 41.1%, chiefly due to higher provisions for tax and social security contingencies, relating to tax credits associated with CPMF on customer transactions.

18	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Efficiency Ratio (*)
In the third quarter, the efficiency ratio reached 47.0%, driven by the increase in non-interest expenses at a higher rate than financial income, banking fee revenues and banking charges. The cumulative index, however, was kept at the same level as in the former quarter.

Eficiency Ratio (*)

(*)	Efficiency Ratio =	Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses)
(Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (**)

(**) Division of Non-Interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

History of Numbers of Points of Service (*)

(*) Includes Banco Itaú Argentina and Banco Itaú BBA. As from Mar/07, considers Chile and Uruguay companies' information.

During the third quarter of 2008, 42 branches were added to our network, throughout Brazil, in addition to new units in Chile.

Volume of Self-Service Transactions	(Quantity in million)

	ATM		Contact Centers
Period	Usual Transaction	Warning (***)	Automated Programmed Debit	Interactive Voice Response	Customer Service Agent	Home & Office Banking	Purchases using Debit Cards	Total
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
2006	1,141	602	394	167	57	744	239	3,343
2007	1,181	549	399	158	62	867	281	3,497
1stQ/07	300	142	100	40	15	206	63	867
2ndQ/07	287	141	99	39	15	216	66	862
3rdQ/07	288	132	100	39	16	218	70	863
4thQ/07	305	134	100	40	16	228	82	905
2008	952	440	271	120	55	797	250	2,884
1stQ/08	315	137	98	39	16	245	78	927
2ndQ/08	313	146	89	39	18	263	83	951
3rdQ/08	325	157	84	42	21	289	89	1,007

(***) Transaction through warning screen on ATM.

19	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Internet Banking Clients
In million

During the third quarter of 2008, over 250 thousand new customers were granted access to our Internet Banking. The number of accesses to this channel has steadily increased since the beginning of the year, with a record high of more than 2.4 million accesses in September.

Tax Expenses for ISS, PIS and Cofins

In the third quarter of 2008, tax expenses were up 7.4% from the prior quarter, primarily due to higher revenues that are subject to PIS and COFINS taxes.

Other Operating Income

The increase in Other Operating Income in the third quarter of 2008 was primarily driven by the reversal of R$ 130 million of additional depreciation of IT equipment, aiming the convergence with international accounting standards, as well as the recovery of charges and expenses of R$ 64 million in connection with the restitution of undue amount of PIS on Gross Operating Revenues in excess of the PIS “Repique” for the period from July 1988 to May 1989.

Income Tax and Social Contribution on

Income Tax and Social Contribution on Net Income expenses in the third quarter of 2008 increased by 21.0% compared to the prior period, chiefly as a result of the growth in income subject to these taxes after the adjustments of exchange rate variation.

R$ million

	3rd Q/08	2nd Q/08	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	1,621	3,407	(1,786)
(+) Result from non-recurring events	181	95	86
(=) Recurring Result before IR and CSLL	1,803	3,502	(1,700)
Income Tax and Social Contribution at the rates of 25% and 9% respectively (A)	(613)	(1,191)	578
(Inclusions) Exclusions and Other (B)	1,114	(37)	1,151
Exchange Variation on Investments Abroad	594	(338)	933
Interest on Own Capital	162	161	1
Dividends, Interest on External Debt Bonds and Tax Incentives	78	122	(44)
Adjustment of the increased CSLL effect in the hedge of foreign exchange transactions	137	0	137
Other	143	18	125
Subtotal (C) = (A) + (B)	501	(1,228)	1,728
Exclusion of Exchange Variation and Tax Effects on Hedges of Investments Abroad (D)	(1,423)	465	(1,889)
Income Tax and Social Contribution (C)+(D)	(923)	(763)	(160)

Tax credits as a percentage of stockholders’ equity grew in the third quarter of 2008 to reach 32.7%, driven in part by tax credits recorded on account of the increased rate of the CSLL (Social Contribution on Net Income) tax.

Deferred Tax Assets/Stockholders’ Equity (%)

20	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Segment

Allocated Capital

The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.

We then determine the Risk Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.

Adjustments made to the balance sheet and statement of the income for the period are based on the business units’ managerial information.

The Corporate column shows the results associated with excess capital and subordinated debt. It also shows the equity in the earnings of companies not pertaining to any one segment, as well as the adjustment for Minority Interests in Subsidiaries.

Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.

22	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements per Segment

The pro forma financial statements of Itaubanco, Itaú BBA and Itaucred presented below are based on managerial models, to better reflect the performance of the business units.

On September 30, 2008

R$ million
	Banco Itaú Holding
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
ASSETS
Current and Long-Term Assets	321,664	136,252	50,952	8,910	392,312
Cash and Cash Equivalents	5,506	515	-	-	6,021
Short-term Interbank Deposits	141,351	57,314	-	-	86,491
Short-term Interbank Deposits in the Market	85,995	4,044	-	-	86,491
Short-term Interbank Deposits in Intercompany*	55,355	53,269	-	-	-
Securities	52,207	24,956	-	8,870	81,607
Interbank and Interbranch Accounts	20,641	220	-	-	20,828
Loans	61,779	38,124	51,117	-	151,015
(Allowance for Loan Losses)	(4,945)	(497)	(3,347)	-	(8,789)
Other Assets	45,126	15,621	3,181	40	55,139
Foreign Exchange Portfolio	19,760	13,289	-	-	24,268
Others	25,366	2,332	3,181	40	30,871
Permanent Assets	2,859	166	130	1,133	4,287
TOTAL ASSETS	324,523	136,418	51,081	10,043	396,599

	Banco Itaú Holding
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
LIABILITIES AND EQUITY
Current and Long-Term Liabilities	309,115	129,399	46,540	2,959	362,547
Deposits	135,419	68,324	16	-	113,078
Deposits with Clients	100,907	12,969	16	-	113,078
Deposits with Intercompany*	34,513	55,355	-	-	-
Securities Repurchase Agreements	66,441	20,384	40,480	-	105,803
Securities Repurchase Agreements in the Market	47,685	20,303	40,480	-	105,803
Securities Repurchase Agreements in Intercompany*	18,757	82	-	-	-
Funds from Acceptances and Issue of Securities	8,138	3,156	-	-	10,583
Interbank and Interbranch Accounts	2,922	1,947	0	-	4,836
Borrowings and On-Lendings	6,729	13,758	321	-	20,808
Derivative Financial Instruments	3,567	4,408	-	-	5,094
Other Liabilities	58,325	17,421	5,723	2,959	74,771
Foreign Exchange Portfolio	19,712	13,019	-	-	23,949
Others	38,613	4,403	5,723	2,959	50,822
Technical Provisions of Insurance, Capitalization and Pension Plans	27,573	-	-	-	27,573
Deferred Income	58	32	-	-	90
Minority Interest in Subsidiaries	0	(0)	-	2,371.43	2,371
Allocated Capital Tier I	15,350	6,987	4,542	4,713	31,591
TOTAL LIABILITIES AND EQUITY	324,523	136,418	51,081	10,043	396,599

*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment

R$ million
	Banco Itaú Holding
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
3rd Quarter/08
Managerial Financial Margin	3,905	749	1,486	232	6,373
• Financial Margin with Customers	3,353	559	1,486	232	5,631
• Financial Margin with Market	552	190	-	-	741
Result from Loan Losses	(925)	(58)	(732)	-	(1,715)
Provision for Loan and Lease Losses	(1,160)	(62)	(829)	-	(2,052)
Recovery of Credits Written Off as Losses	235	4	97	-	337
Net Result from Financial Operations	2,980	691	754	232	4,658
Other Operating Income/(Expenses)	(1,063)	(138)	(325)	2	(1,524)
Banking fees and charge revenues	2,030	167	387	-	2,583
Operating Result of Insurance, Pension Plans and Capitalization	303	(0)	22	-	325
Non-interest Expenses	(3,311)	(243)	(663)	(29)	(4,245)
Tax Expenses for ISS, PIS and Cofins	(315)	(66)	(132)	(16)	(530)
Equity in the Earnings of Associated Companies	-	3	-	52	56
Other Operating Income	231	1	61	(5)	287
Operating Income	1,917	553	429	234	3,134
Non-operating Income	20	(3)	0	2	20
Income Before Tax and Profit Sharing	1,937	550	429	237	3,153
Income Tax and Social Contribution	(591)	(182)	(128)	(21)	(923)
Profit Sharing	(149)	(46)	(12)	-	(207)
Minority Interests	-	-	-	(50)	(51)
Recurring Net Income	1,197	322	289	165	1,973
(RAROC) - Return on Average Tier I Allocated Capital	31.7%	19.3%	26.0%	14.0%	25.5%
Efficiency Ratio	53.8%	28.5%	36.3%	13.9%	47.0%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

23	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Segment

On June 30, 2008

R$ million
	Banco Itaú Holding
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
ASSETS
Current and Long-Term Assets	277,434	117,056	47,185	8,486	340,002
Cash and Cash Equivalents	5,300	300	-	-	5,601
Short-term Interbank Deposits	114,812	51,538	-	-	68,067
Short-term Interbank Deposits in the Market	60,258	4,879	-	-	68,067
Short-term Interbank Deposits in Intercompany*	54,554	46,659	-	-	-
Securities	45,781	21,524	-	7,987	71,309
Interbank and Interbranch Accounts	20,768	54	-	-	20,788
Loans	55,941	31,627	47,316	-	134,879
(Allowance for Loan Losses)	(4,803)	(446)	(3,138)	-	(8,388)
Other Assets	39,633	12,458	3,007	498	47,746
Foreign Exchange Portfolio	16,538	10,394	-	-	19,600
Others	23,095	2,064	3,007	498	28,146
Permanent Assets	2,609	151	126	983	3,868
TOTAL ASSETS	280,043	117,206	47,310	9,468	343,870

	Banco Itaú Holding
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
LIABILITIES AND EQUITY
Current and Long-Term Liabilities	265,140	110,815	42,944	2,602	311,343
Deposits	104,042	59,421	7	-	83,496
Deposits with Clients	74,697	9,022	7	-	83,496
Deposits with Intercompany*	29,345	50,400	-	-	-
Securities Repurchase Agreements	59,199	17,925	37,412	-	96,220
Securities Repurchase Agreements in the Market	41,885	17,580	37,412	-	96,220
Securities Repurchase Agreements in Intercompany*	17,314	345	-	-	-
Funds from Acceptances and Issue of Securities	7,406	1,024	-	-	7,741
Interbank and Interbranch Accounts	5,154	1,474	0	-	6,594
Borrowings and On-Lendings	5,703	11,880	273	-	17,857
Derivative Financial Instruments	3,341	3,975	-	-	4,773
Other Liabilities	53,657	15,115	5,251	2,602	68,026
Foreign Exchange Portfolio	16,993	10,593	-	-	20,256
Others	36,664	4,522	5,251	2,602	47,770
Technical Provisions of Insurance, Capitalization and Pension Plans	26,637	-	-	-	26,637
Deferred Income	49	22	-	-	71
Minority Interest in Subsidiaries	-	-	-	2,115	2,115
Allocated Capital Tier I	14,854	6,370	4,366	4,752	30,341
TOTAL LIABILITIES AND EQUITY	280,043	117,206	47,310	9,468	343,870

*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment

R$ million
	Banco Itaú Holding
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
2nd Quarter/08
Managerial Financial Margin	3,540	722	1,421	181	5,867
• Financial Margin with Customers	3,077	472	1,421	181	5,154
• Financial Margin with Market	463	250	-	-	713

Result from Loan Losses	(1,017)	(23)	(621)	-	(1,662)
Provision for Loan and Lease Losses	(1,194)	(36)	(728)	-	(1,958)
Recovery of Credits Written Off as Losses	177	12	107	-	296

Net Result from Financial Operations	2,523	699	800	181	4,205

Other Operating Income (Expenses)	(691)	(78)	(325)	16	(1,080)
Banking fees and charge revenues	1,993	191	397	-	2,594
Operating Result of Insurance, Pension Plans and Capitalization	352	(0)	16	-	368
Non-interest Expenses	(2,835)	(218)	(632)	(15)	(3,705)
Tax Expenses for ISS, PIS and Cofins	(316)	(41)	(123)	(13)	(493)
Equity in the Earnings of Associated Companies	(0)	8	0	46.93	55
Other Operating Income	115	(17)	17	(3)	102

Operating Income	1,832	621	474	197	3,125

Non-operating Income	0	1	0	5	6

Income Before Tax and Profit Sharing	1,832	622	474	202	3,131
Income Tax and Social Contribution	(462)	(141)	(139)	(21)	(763)
Profit Sharing	(145)	(66)	(13)	-	(224)
Minority Interests	-	-	-	(64)	(65)

Recurring Net Income	1,225	414	322	117	2,079
(RAROC) - Return on Average Tier I Allocated Capital	35.1%	27.6%	30.5%	8.3%	27.9%
Efficiency Ratio	49.9%	25.5%	36.6%	9.0%	43.9%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

24	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Subsegment

The pro forma financial statements of the subsegments Branch Banking; Credit Cards – Account Holders; Insurance, Pension Plans and Capitalization; and Fund Management and Managed Portfolios presented below were adjusted so as to evidence the impacts associated with the allocation of capital in each of those subsegments.

On September 30, 2008

				R$ million
	Itaubanco
	Branch Banking	Credit Cards- Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
ASSETS
Current and Long-Term Assets	281,001	9,299	31,364	321,664
Cash and Cash Equivalents	5,275	110	121	5,506
Short-term Interbank Deposits	141,056	295	-	141,351
Securities	23,141	361	28,705	52,207
Interbank and Interbranch Accounts	20,641	-	-	20,641
Loans	55,787	5,992	-	61,779
(Allowance for Loan Losses)	(4,427)	(518)	-	(4,945)
Other Assets	39,529	3,059	2,538	45,126
Permanent Assets	2,624	54	181	2,859
TOTAL ASSETS	283,626	9,353	31,545	324,523

				R$ million
	Itaubanco
	Branch Banking	Credit Cards- Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
LIABILITIES AND EQUITY
Current and Long-Term Liabilities	271,254	8,354	29,507	309,115
Deposits	135,419	-	-	135,419
Securities Repurchase Agreements	66,441	-	-	66,441
Funds from Acceptances and Issue of Securities	8,138	-	-	8,138
Interbank and Interbranch Accounts	2,922	-	-	2,922
Borrowings and On-Lendings	6,653	76	-	6,729
Derivative Financial Instruments	3,567	-	0	3,567
Other Liabilities	48,114	8,278	1,933	58,325
Technical Provisions of Insurance, Pension Plans and Capitalization	0	-	27,573	27,573
Deferred Income	57	1	0	58
Minority Interest in Subsidiaries	0	0	-	0
Allocated Capital Tier I	12,314	997	2,038	15,350
TOTAL LIABILITIES AND EQUITY	283,626	9,353	31,545	324,523

Consolidated Pro Forma Financial Statement by Subsegment

				R$ million
	Itaubanco
	Branch Banking	Credit Cards- Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated
3rd Quarter/08
Managerial Financial Margin	3,458	370	77	-	3,905
• Financial Margin with Customers	2,919	370	64	-	3,353
• Financial Margin with Market	539	-	13	-	552
Result from Loan Losses	(795)	(129)	-	-	(925)
Provision for Loan and Lease Losses	(1,010)	(150)	-	-	(1,160)
Recovery of Credits Written Off as Losses	215	21	-	-	235
Net Result from Financial Operations	2,663	240	77	-	2,980
Other Operating Income/(Expenses)	(1,333)	(31)	188	113	(1,063)
Banking fees and charge revenues	1,019	428	103	481	2,030
Transfer to Banking	139	-	-	(139)	-
Operating Result of Insurance, Pension Plans and Capitalization	13	10	281	-	303
Non-interest Expenses	(2,495)	(435)	(185)	(196)	(3,311)
Tax Expenses for ISS, PIS and Cofins	(215)	(55)	(13)	(33)	(315)
Other Operating Income	207	22	1	-	231
Operating Income	1,330	210	265	113	1,917
Non-operating Income	13	1	6	-	20
Income Before Tax and Profit Sharing	1,342	211	271	113	1,937
Income Tax and Social Contribution	(398)	(71)	(83)	(38)	(591)
Profit Sharing	(95)	(7)	(3)	(44)	(149)
Recurring Net Income	849	132	185	31	1,197
(RAROC) - Return on Average Tier I Allocated Capital	27.9%	58.7%	36.5%		31.7%
Efficiency Ratio	54.0%	56.2%	41.2%		53.8%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

25	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements by Subsegment

On June 30, 2008

				R$ million
	Itaubanco
	Branch Banking	Credit Cards- Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
ASSETS
Current and Long-Term Assets	237,910	9,208	30,316	277,434
Cash and Cash Equivalents	5,063	196	41	5,300
Short-term Interbank Deposits	113,183	252	1,377	114,812
Securities	18,965	397	26,419	45,781
Interbank and Interbranch Accounts	20,768	-	-	20,768
Loans	49,976	5,965	-	55,941
(Allowance for Loan Losses)	(4,282)	(521)	-	(4,803)
Other Assets	34,236	2,918	2,478	39,633
Permanent Assets	2,376	48	185	2,609
TOTAL ASSETS	240,286	9,256	30,501	280,043

				R$ million
	Itaubanco
	Branch Banking	Credit Cards- Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
LIABILITIES AND EQUITY
Current and Long-Term Liabilities	228,200	8,451	28,490	265,140
Deposits	104,042	-	-	104,042
Securities Repurchase Agreements	59,199	-	-	59,199
Funds from Acceptances and Issue of Securities	7,406	-	-	7,406
Interbank and Interbranch Accounts	5,154	-	-	5,154
Borrowings and On-Lendings	5,627	76	-	5,703
Derivative Financial Instruments	3,341	-	0	3,341
Other Liabilities	43,429	8,375	1,853	53,657
Technical Provisions of Insurance, Pension Plans and Capitalization	0	-	26,637	26,637
Deferred Income	47	2	0	49
Minority Interest in Subsidiaries	-	-	-	-
Allocated Capital Tier I	12,039	803	2,011	14,854
TOTAL LIABILITIES AND EQUITY	240,286	9,256	30,501	280,043

Consolidated Pro Forma Financial Statement by Subsegment

					R$ million
	Itaubanco
	Branch Banking	Credit Cards- Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated
2nd Quarter/08
Managerial Financial Margin	3,103	346	91	-	3,540
• Financial Margin with Customers	2,666	346	65	-	3,077
• Financial Margin with Market	438	-	25	-	463

Result from Loan Losses	(893)	(124)	-	-	(1,017)
Provision for Loan and Lease Losses	(1,048)	(146)	-	-	(1,194)
Recovery of Credits Written Off as Losses	155	22	-	-	177

Net Result from Financial Operations	2,210	223	91	-	2,523

Other Operating Income/(Expenses)	(1,016)	2	202	120	(691)
Banking fees and charge revenues	904	420	93	576	1,993
Transfer to Banking	226	-	-	(226)	-
Operating Result of Insurance, Pension Plans and Capitalization	18	10	325	-	352
Non-interest Expenses	(2,068)	(393)	(186)	(188)	(2,835)
Tax Expenses for ISS, PIS and Cofins	(186)	(55)	(34)	(41)	(316)
Other Operating Income	90	21	4	-	115

Operating Income	1,194	225	292	120	1,832

Non-operating Income	(5)	(1)	6	-	0

Income Before Tax and Profit Sharing	1,189	224	299	120	1,832
Income Tax and Social Contribution	(259)	(72)	(90)	(41)	(462)
Profit Sharing	(95)	(10)	(4)	(36)	(145)

Recurring Net Income	835	142	204	43	1,225
(RAROC) - Return on Average Tier I Allocated Capital	29.6%	80.3%	41.4%		35.1%
Efficiency Ratio	49.8%	53.0%	38.9%		49.9%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

26	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Branch Banking

The income statement of Itaubanco’s Branch Banking subsegment is based on the pro forma financial statements of Banco Itaú.

R$ million
				Variation
Itaubanco - Branch Banking		3rd Q/08	2nd Q/08	Nominal	%
Managerial Financial Margin	A	3,458	3,103	355	11.4%
• Financial Margin with Customers		2,919	2,666	254	9.5%
• Financial Margin with Market		539	438	101	23.2%

Result from Loan Losses	B	(795)	(893)	98	-11.0%
Provision for Loan and Lease Losses		(1,010)	(1,048)	38	-3.6%
Recovery of Credits Written Off as Losses		215	155	60	38.7%

Net Result from Financial Operations		2,663	2,210	453	20.5%

Other Operating Income/(Expenses)		(1,333)	(1,016)	(318)	31.3%
Banking fees and charge revenues	C	1,158	1,130	28	2.5%
Operating Result of Insurance, Pension Plans and Capitalization		13	18	(5)	-27.4%
Non-interest Expenses	D	(2,495)	(2,068)	(427)	20.7%
Tax Expenses for ISS, PIS and Cofins	E	(215)	(186)	(30)	16.0%
Other Operating Income	F	207	90	117	129.6%

Operating Income		1,330	1,194	135	11.3%

Non-operating Income		13	(5)	18	-341.6%

Income Before Tax and Profit Sharing		1,342	1,189	153	12.9%
Income Tax and Social Contribution		(398)	(259)	(140)	53.9%
Profit Sharing		(95)	(95)	1	-0.6%

Recurring Net Income		849	835	14	1.7%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

During the third quarter of 2008, the Banking subsegment net income amounted to R$ 849 million, a 1.7% increase from the prior quarter. The main drivers of this result include:

A)
The growth in managerial financial margin on transactions with customers was driven by the expansion in credit transactions, in particular loans to micro-, small- and mid-sized companies. The managerial financial margin on market transactions was positively impacted by gains arising from fixed-income instruments.

(B)
In spite of the increased credit portfolio balance, provisions for doubtful accounts declined during the quarter, as a result of the improved risk quality. Also, revenues from the recovery of credits previously written-off as losses grew in the third quarter, driven by enhanced collection efforts.

C)	The increase in banking fees revenues and banking charges is primarily attributable to the expansion in the volume of credit transactions and number of account holders.

D)
Non-interest expenses increased chiefly because of the readjustments in employees’ salaries and benefits, under the Collective Labor Agreement, which fully provided for in the quarter. In addition, facilities, data processing and telecommunication, marketing and third-party service expenses increased in the period.

E)	ISS, PIS and Cofins tax expenses increased as a result of higher revenues taxed by PIS and Cofins.

F)
Other operating income was positively impacted by the reversal of additional depreciation expenses of equipment, as well as the recovery of changes and expenses in connection with the undue amount of PIS - Gross Operating Revenue in excess of the PIS “Repique” for the period from July 1988 to May 1989.

R$ million
			Variation
	3rd Q/08	2nd Q/08	Balance	%
Treasury	302	242	60	24.8%
Management of Foreign Exchange Risk from Investments Abroad	238	196	41	21.1%
Financial Margin on Market Transactions	539	438	101	23.2%

27	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

					R$ million
Itaubanco - Cartões de Crédito – Correntistas		3rd Q/08	2nd Q/08	Variation
				Nominal	%
Managerial Financial Margin	A	370	346	24	6.8%
Result from Loan Losses		(129)	(124)	(6)	4.8%
Provision for Loan Losses		(150)	(146)	(4)	3.1%
Recovery of Credits Written Off as Losses		21	22	(1)	-6.3%
Net Result from Financial Operations		240	223	18	8.0%
Other Operating Income/(Expenses)		(31)	2	(33)	-
Banking fees and charge revenues	B	428	420	7	1.7%
Result from Op. of Insurance, Pension Plans and Capitalization		10	10	(0)	-0.3%
Noninterest Expenses	C	(435)	(393)	(42)	10.6%
Tax Expenses for ISS, PIS and Cofins		(55)	(55)	(0)	0.4%
Other Operating Income		22	21	1	6.9%
Operating Income		210	225	(15)	-6.8%
Non-operating Income		1	(1)	2	-
Income Before Tax and Profit Sharing		211	224	(14)	-6.1%
Income Tax and Social Contribution		(71)	(72)	1	-1.4%
Profit Sharing		(7)	(10)	2	-25.3%
Recurring Net Income		132	142	(10)	-7.2%

NB: Noninterest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

The Credit Card – Account Holders subsegment net income reached R$ 132 million in the third quarter of 2008, a 7.2% decline from the prior quarter. The main changes were:

A)	Growth in floating results due to the increased amount of transactions and higher CDI rate in the third quarter, as well as increased revenues from prepayments by merchants.

B)	Basically, increased interchange revenues driven by the higher amount of transactions.

C)
Given the higher amount and volume of transactions and sales efforts in the period, losses from frauds also increased quarter-on-quarter, together with higher expenses associated with mailing, telemarketing, banners, award program and processing services. Personnel expenses also increased, driven by the provision for bank employees’ salary readjustments. On the other hand, advertising expenses decreased, in the absence of advertising campaigns run in the prior quarter.

In September 2008, active accounts (accounts that received invoices) held by current account holders represented 67.9% of total accounts. Of this share, 87.8% carried out transactions in the last month, with an average activity of R$ 1,708.00 per account in the quarter.

Transactions carried out by account holders in the period totaled R$ 6,714 million, a 6.0% growth from the prior quarter.

We maintained our leadership position in terms of invoicing in the credit card market, with R$ 12,630 million and 17.4 million cards at the end of the third quarter of 2008.

Quantity of Credit Cards
In thousands

Amount of Transactions
R$ million

The market share of the amount of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

28	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú internal and management information and are intended to identify the performance of the insurance-related businesses.

On September 30, 2008				R$ million
ASSETS	Insurance	Life and	Capitalization	Consolidated
		Pension Plans
Current and Long-Term Assets	3,563	26,473	1,358	31,364
Cash and Cash Equivalents	104	13	4	121
Securities	1,351	26,041	1,327	28,705
Other Assets	2,108	420	27	2,538
Permanent Assets	138	5	45	181
TOTAL ASSETS	3,702	26,478	1,402	31,545

				R$ million
LIABILITIES AND EQUITY	Insurance	Life and	Capitalization	Consolidated
		Pension Plans
Current and Long-Term Liabilities	3,166	25,080	1,298	29,507
Technical Provisions - Insurance	1,852	452	-	2,304
Technical Provisions - Pension Plans and VGBL	-	24,109	-	24,109
Technical Provisions - Capitalization	-	-	1,170	1,160
Other Liabilities	1,315	519	128	1,933
Allocated Capital Tier I	535	1,398	105	2,038
TOTAL LIABILITIES AND EQUITY	3,702	26,478	1,402	31,545

Statement of Income				R$ million
3rd Quarter/08	Insurance	Life and	Capitalization	Consolidated
		Pension Plans
Revenues from Insurance, Pension Plans and Capitalization	705	1,609	274	2,583
Retained Insurance Premiums (a)	705	177	-	882
Revenues from Pension Plans (b)	-	1,432	-	1,432
Revenues from Capitalization (c)	-	-	274	269
Changes in Technical Reserves	(97)	(1,451)	(188)	(1,732)
Insurance (d)	(97)	(26)	-	(123)
Pension Plans (e)	-	(1,424)	-	(1,424)
Capitalization (f)	-	-	(188)	(184)
Earned Premiums (g=a+d)	608	151	-	759
Result of Pension Plans and Capitalization (h=b+c+e+f)	-	7	86	92
Retained Claims (i)	(363)	(49)	-	(412)
Selling Expenses (j)	(137)	(18)	(3)	(156)
Other Operating Income/(Expenses) of Insurance Operations (k)	(1)	(1)	(0)	(1)
Underwriting Margin (l=g+i+j+k)	108	83	-	191
Result from Insurance, Pension Plans and Capitalization (m=h+l)	108	91	83	281
Managerial Financial Margin	23	48	4	77
Banking fees and charge revenues	-	103	-	103
Non-interest Expenses	(94)	(50)	(39)	(185)
Tax Expenses for ISS, PIS and Cofins	4	(12)	(5)	(13)
Other Operating Income	1	0	0	1
Operating Income	41	180	43	265
Non-operating Income	4	0	2	6
Income Before Income Tax and Social Contribution	46	180	45	271
Income Tax/Social Contribution	(13)	(55)	(15)	(83)
Profit Sharing	(3)	(1)	-	(3)
Recurring Net Income	30	125	30	185
(RAROC) -Return on Average Tier I Allocated Capital	21.5%	36.4%	117.3%	36.5%
Efficiency Ratio	69.5%	21.8%	47.4%	41.2%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

29	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization

On June 30, 2008				R$ million
ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	3,432	25,595	1,324	30,316
Cash and Cash Equivalents	32	4	5	41
Securities	1,341	25,186	1,285	27,796
Other Assets	2,059	404	34	2,478
Permanent Assets	139	5	48	185
TOTAL ASSETS	3,571	25,600	1,373	30,501

				R$ million
LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	3,011	24,252	1,270	28,490
Technical Provisions - Insurance	1,737	433	-	2,170
Technical Provisions - Pension Plans and VGBL	-	23,324	-	23,324
Technical Provisions - Capitalization	-	-	1,152	1,143
Other Liabilities	1,274	495	118	1,853
Allocated Capital Tier I	560	1,348	102	2,011
TOTAL LIABILITIES AND EQUITY	3,571	25,600	1,373	30,501

Statement of Income				R$ million
2nd Quarter/08	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	625	1,861	279	2,760
Retained Insurance Premiums (a)	625	166	-	791
Revenues from Pension Plans (b)	-	1,695	-	1,695
Revenues from Capitalization (c)	-	-	279	273
Changes in Technical Reserves	(32)	(1,694)	(190)	(1,912)
Insurance (d)	(32)	(20)	-	(53)
Pension Plans (e)	-	(1,674)	-	(1,674)
Capitalization (f)	-	-	(190)	(186)
Earned Premiums (g=a+d)	593	146	-	739
Result of Pension Plans and Capitalization (h=b+c+e+f)	-	22	89	109
Retained Claims (i)	(330)	(45)	-	(374)
Selling Expenses (j)	(126)	(15)	(6)	(147)
Other Operating Income/(Expenses) of Insurance Operations (k)	(1)	(2)	(0)	(2)
Underwriting Margin (l=g+i+j+k)	135	84	-	220
Result from Insurance, Pension Plans and Capitalization (m=h+l)	135	106	83	325
Managerial Financial Margin	30	56	4	91
Banking fees and charge revenues	-	94	-	93
Non-interest Expenses	(100)	(54)	(32)	(186)
Tax Expenses for ISS, PIS and Cofins	(17)	(12)	(5)	(34)
Other Operating Income	2	1	0	4
Operating Income	50	191	51	292
Non-operating Income	4	0	2	6
Income Before Income Tax and Social Contribution	54	191	53	299
Income Tax/Social Contribution	(15)	(58)	(18)	(90)
Profit Sharing	(4)	(1)	-	(4)
Recurring Net Income	35	133	36	204
(RAROC) - Return on Average Tier I Allocated Capital	25.8%	40.2%	144.0%	41.4%
Efficiency Ratio	66.7%	22.2%	38.2%	38.9%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

30	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance
The underwriting margin showed a decrease in comparison with the previous quarter, mainly in transportation and property risk products. For these products, the second quarter of 2008 was below the historical average claim rate, now returning to previous levels.

Despite the decrease in underwriting margin, there was a increase of 12.8% in retained premiums, which point out increased production in the period.

The managerial financial margin was adversely impacted by a R$ 9 million depreciation in tax incentives, while the tax expenses line was positively affected by tax credits recorded in the amount of R$ 19 million.

Life and Pension Plan
The pro forma Net Income of the life and pension subsegment declined by 6.3% from the previous quarter, on account of lower revenues from pension plans and higher percentage of technical provisions. Also, pension plan campaigns were run in the second, but not in the third quarter of 2008. The underwriting margin remained stable quarter-on-quarter, in spite of the increase in premiums, which was countered by the higher number of claims.

The managerial financial margin was also impacted by the depreciation of tax incentives (R$ 4 million).

Capitalization
Net Income of the Capitalization subsegment remained at the level reached during the prior quarter, as a result of the PIC Primavera sales campaign.

Net Income was adversely impacted by the increase in non-interest expenses, associated basically with the costs of the sales campaigns.

Composition of earned premiums

            3rd Quarter/08                       2nd Quarter/08

NB: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

The Life +PA and Property Risks products increased by 40 basis points each as a share of the total segment in comparison with the prior quarter.

Number of Policies - Mass products

In thousands

The number of automobile, residential and corporate policies increased from the prior quarter. A new product – Socorro Auto Itaú – made a significant contribution to the portfolio expansion during the third quarter. Additionally, sales campaigns also helped increase the number of residential and corporate policies.

31	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Insurance, Pension Plans and Capitalization

Combined Ratio

The combined ratio, which shows the operating cost efficiency in relation to income from premiums earned, changed 0.3 percentage point quarter-on-quarter.

Combined Ratio and Underwriting Margin

Underwriting Margin

Note: combined ratio is the sum of the following indices: retained claims/premiums earned, selling expenses/premiums earned and administrative expenses + other operating income and expenses/premiums earned.

NB: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.
The results from Proteção Cartão are not included in the calculation of the combined ratio.

Insurance Technical Provisions
At September 30, 2008, technical provisions totaled R$ 2,304 million, a 6.2% growth in the quarter.

R$ million

Pension Plan Technical Provisions
Technical provisions amounted to R$ 24,109 million at September 30, 2008, growing by 3.4% compared to the prior quarter.

R$ million

Capitalization Technical Provisions
At September 30, 2008, technical provisions added up to R$ 1,160 million, a 1.5% growth in the quarter.

R$ million

Number of Capitalization Bonds - PIC

In thousands

At the end of the quarter, this portfolio comprised 6.0 million active bonds, up 8.2% on the prior quarter.

32	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaubanco - Investment Funds and Managed Portfolios

The pro forma financial statements shown below are based on management information generated by in-house models, so as to more accurately reflect the performance of the Fund Management area.

				R$ million
Itaubanco - Investment Funds and Managed Portfolios	3rd Q/08	2nd Q/08	Variation
			Nominal	%
Banking fees and charge revenues	481	576	(95)	-16.5%
Mutual Fund Management Fees (*)	372	392	(20)	-5.2%
Brokerage Services and Placement of Securities	69	149	(80)	-53.9%
Custody Services and Managed Portfolios	40	35	5	15.4%
Transfer to Banking	(139)	(226)	88	-38.7%
Non-interest Expenses	(196)	(188)	(8)	4.4%
Tax Expenses for ISS, PIS and Cofins	(33)	(41)	9	-21.2%
Income before Tax and Profit Sharing	113	120	(7)	-5.9%
Income Tax and Social Contribution	(38)	(41)	2	-5.9%
Profit Sharing	(44)	(36)	(8)	21.7%
Recurring Net Income	31	43	(12)	-28.7%

(*) Does not include income from Pension Plans Fund Management.
Note: The Non-Interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Taxes, and Other Operating Expenses.

In the third quarter of 2008, net income from fund management and managed portfolios reached R$ 31 million.

During the period, revenues from brokerage services and placement of securities declined by 53.9% compared to the prior quarter, due to the lower volume of public offers of shares and trading in this quarter compared to the prior one. The decrease in market share in the volume of AUM in the past quarters reflects the reallocation of customer resources to savings accounts and CDB’s (Bank Deposit Certificates), to meet the increase in loans.

Itaú Corretora
Itaú Corretora, which is managed independently from the fund management activities, handled contracts worth R$ 31,819 million on Bovespa in the third quarter of 2008, representing a 6% growth compared to the same period of 2007. Itaú Corretora ranked 6th among Brazilian brokers, with a 4.5% market share per volume.
Contracts handled on BM&F amounted to 3.2 million, 17% more than in the same period of the previous year.
In partnership with Itaú BBA, Itaú Corretora was in charge of the distribution of the public offers shares of the companies SLC Agrícola and Vale, for a total volume of R$ 342 million.

Assets Under Management (AUM)

R$ billion

Market Share - Source: Anbid/Ranking Global
Note.: The historical volume of managed portfolios has been adjusted for comparison purposes.

Itaú Corretora, through its Home Broker - www.itautrade.com.br– was responsible for a volume of trading of R$ 2,488 million in the third quarter of 2008, growing by 5% from the same quarter of 2007. As such, Itaú Corretora ranked 6th among all brokers, with a market share of 4.9%.

33	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaú BBA

The pro forma income statement of Itaú BBA is presented below.
R$ million
Itaú BBA	3rd Q/08	2nd Q/08	Variation
Managerial Financial Margin	749	722	27	3.7%
• Financial Margin with Customers	559	472	87	18.4%
• Financial Margin with Market	190	250	(60)	-24.0%
Result from Loan Losses	(58)	(23)	(35)	151.0%
Provision for Loan and Lease Losses	(62)	(36)	(27)	75.0%
Recovery of Credits Written-Off as Losses	4	12	(8)	-67.4%
Net Result from Financial Operations	691	699	(8)	-1.2%
Other Operating Income/(Expenses)	(138)	(78)	(59)	75.9%
Banking fees and charge revenues	167	191	(24)	-12.5%
Non-interest Expenses	(243)	(218)	(24)	11.2%
Tax Expenses for ISS, PIS and Cofins	(66)	(41)	(25)	60.2%
Equity in the Earnings of Associated Companies	3	8	(4)	-56.5%
Other Operating Income	1	(17)	18	-106.2%
Operating Income	553	621	(68)	-10.9%
Non-operating Income	(3)	1	(4)	-382.3%
Income before Tax and Profit Sharing	550	622	(72)	-11.5%
Income Tax and Social Contribution	(182)	(141)	(42)	29.6%
Profit Sharing	(46)	(66)	20	-30.7%
Recurring Net Income	322	414	(93)	-22.4%

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

In the third quarter of 2008, the financial margin totaled R$ 749 million, corresponding to a 3.7% increase from R$ 722 million in the prior quarter.

The financial margin on customer transactions added up to R$ 559 million, growing by 18.4% compared to R$ 472 million in the previous quarter, essentially driven by the increased volume of credit and structured transactions. The financial margin on market transactions amounted to R$ 190 million, a 24.0% decline quarter- on-quarter. Within treasury transactions, the R$ 133 million income arises from Banco Itaú BBA proprietary strategies pursued on local and international markets. The financial margin on management of exchange risk of investments abroad, which corresponds to the remuneration of these investments at the CDI rate, totaled R$ 57 million.

The outstanding quality level of the credit portfolio is to be underlined, with 99% of the credits having been ascribed “AA”, “A” and “B” ratings, pursuant to the criteria set forth in Circular 2,682 of the Brazilian Central Bank. The results from doubtful loans were a provision expense of R$ 58 million in the third quarter, essentially due to re-ratings in the amount of R$ 62 million, offset by recoveries of credits writtenoff as losses for a total of R$ 4 million.

Gross revenues from financial intermediation added up to R$ 691 million, decreasing by 1.2% compared to the prior quarter.

Banking fees revenues amounted to R$ 167 million in the third quarter of 2008, a 12.5% decrease from the prior quarter, primarily on account of lower revenues from investment banking transactions.

Non-interest expenses totaled R $ 243 million, corresponding to an 11.2% increase from the prior quarter.

As a result of the above mentioned items, Itaú BBA’s pro forma net income amounted to R$ 322 million in the third quarter, declining by 22.4% when compared to the previous quarter, corresponding to an annualized return on average allocated capital (tier 1) of 19.3% in the period.

				R$ million
			Variation
	3rd Q/08	2nd Q/08	Balance	%
Treasury	133	156	(23)	-14.9%
Management of Foreign Exchange Risk from Investments Abroad	57	94	(37)	-39.0%
Financial Margin on Market Transactions	190	250	(60)	-24.0%

34	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaucred

The pro forma financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On September 30, 2008				R$ million
	Itaucred
ASSETS	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-term Assets	42,729	4,368	3,854	50,952
Loans	42,257	4,606	4,254	51,117
(Allowance for Loan Losses)	(2,175)	(485)	(687)	(3,347)
Other Assets	2,647	247	287	3,181
Permanent Assets	65	-	64	130
TOTAL ASSETS	42,795	4,368	3,919	51,081

				R$ million
	Itaucred
LIABILITIES AND EQUITY	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-term Liabilities	39,411	3,797	3,332	46,540
Deposits	16	-	-	16
Securities Repurchase Agreements	37,252	1,070	2,158	40,480
Borrowings and On-Lendings	321	-	0	321
Other Liabilities	1,822	2,726	1,174	5,723
Allocated Capital Tier I	3,384	572	587	4,542
Allocated Capital Tier I of Minority Interests	-	-	156	156
Allocated Capital Tier I of Parent Company	3,384	572	431	4,386
TOTAL LIABILITIES AND EQUITY	4 2,795	4,368	3,919	51,081

Statement of Income				R$ million
3rd Quarter/08	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	874	388	224	1,486

Result from Loan Losses	(406)	(195)	(131)	(732)
Provision for Loan and Lease Losses	(450)	(214)	(165)	(829)
Recovery of Credits Written-Off as Losses	44	19	34	97

Net Result from Financial Operations	468	193	93	754

Other Operating Income/(Expenses)	(122)	(89)	(113)	(325)
Banking fees and charge revenues	170	163	55	387
Operating Result of Insurance, Pension Plans and Capitalization	7	13	1	22
Non-interest Expenses	(269)	(234)	(160)	(663)
Tax Expenses for ISS, PIS and Cofins	(77)	(32)	(23)	(132)
Other Operating Income	47	0	14	61

Operating Income	346	103	(20)	429

Non-operating Income	(0)	-	0	0

Income Before Tax and Profit Sharing	346	103	(20)	429
Income Tax and Social Contribution	(106)	(32)	10	(128)
Profit Sharing	(6)	(3)	(3)	(12)

Recurring Net Income	234	68	(13)	289
Recurring Net Income of Minority Interests	-	-	3	3
Recurring Net Income of Parent Company	234	68	(15)	287

(RAROC) - Return on Average Tier I Allocated Capital	28.5%	50.0%	-8.1%	26.0%
Efficiency Ratio	26.3%	43.9%	59.2%	36.3%

Note: Non-interest Expense comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.

35	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaucred
On June 30, 2008				R$ million
	Itaucred
ASSETS	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-term Assets	39,204	4,162	3,819	47,185
Loans	38,699	4,361	4,256	47,316
(Allowance for Loan Losses)	(2,018)	(436)	(684)	(3,138)
Other Assets	2,523	236	247	3,007
Permanent Assets	62	0	63	126
TOTAL ASSETS	39,266	4,162	3,882	47,310

				R$ million
	Itaucred
LIABILITIES AND EQUITY	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-term Liabilities	36,087	3,646	3,211	42,944
Deposits	7	-	-	7
Securities Repurchase Agreements	34,064	1,187	2,162	37,412
Borrowings and On-Lendings	273	-	0	273
Other Liabilities	1,743	2,459	1,049	5,251
Allocated Capital Tier I	3,178	516	672	4,366
Allocated Capital Tier I of Minority Interests	-	-	161	161
Allocated Capital Tier I of Parent Company	3,178	516	511	4,205
TOTAL LIABILITIES AND EQUITY	39,266	4,162	3,882	47,310

Statement of Income				R$ million
2nd Quarter/08	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	814	382	225	1,421

Result from Loan Losses	(328)	(179)	(115)	(621)
Provision for Loan and Lease Losses	(380)	(197)	(151)	(728)
Recovery of Credits Written-Off as Losses	52	19	37	107

Net Result from Financial Operations	486	203	111	800

Other Operating Income/(Expenses)	(117)	(94)	(114)	(325)
Banking fees and charge revenues	192	152	53	397
Operating Result of Insurance, Pension Plans and Capitalization	6	9	0	16
Non-interest Expenses	(248)	(229)	(155)	(632)
Tax Expenses for ISS, PIS and Cofins	(72)	(28)	(23)	(123)
Other Operating Income	5	2	11	17

Operating Income	368	109	(4)	474

Non-operating Income	(0)	0	(0)	0

Income Before Tax and Profit Sharing	368	109	(4)	474
Income Tax and Social Contribution	(110)	(34)	4	(139)
Profit Sharing	(4)	(4)	(5)	(13)
Recurring Net Income	255	71	(4)	322
Recurring Net Income of Minority Interests	-	-	3	3
Recurring Net Income of Parent Company	255	71	(8)	318
(RAROC) - Return on Average Tier I Allocated Capital	34.2%	50.1%	-2.7%	30.5%
Efficiency Ratio	26.3%	44.3%	58.3%	36.6%

Note: Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.

36	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Itaucred

Vehicles
Net income of Itaucred’s Vehicle subsegment totaled R$ 234 million in the third quarter of 2008, declining by 8.3% from the prior quarter. The balance of vehicle financing and leasing transactions grew by 9.2% compared to the prior quarter, leading the financial margin on customer transactions to increase by 7.4% quarter-on-quarter. New credit transactions added up to R$ 7,604 million in the period. The higher volume of transactions also helped to increase the provision for doubtful loans by 18.4%. Non-interest expenses increased primarily due to higher employees’ salaries and benefits, under the new Collective Labor Agreement. Other operating income grew on account of the higher level of recovery of charges and expenses.

Credit Card – Non-Account Holders
The Credit Card – Non-Account Holders subsegment net income amounted to R$ 68 million in the third quarter of 2008, declining by 4.1% compared to the prior quarter.
The managerial financial margin increased due to revenues from financing of credit card holders. The provision for doubtful accounts was higher, chiefly due to the increased specific provision. Net income for the third quarter of 2008 was also adversely impacted by the growth in non-interest expenses, including bank employees’ salary rise. The increase in the volume and amount of transactions, coupled to enhanced sales efforts, also brought about higher mailing, telemarketing, banner, and processing expenses, as well as higher losses from frauds. Diminishing this impact, advertising expenses decreased, because of advertising campaigns ran in the prior quarter. The greater amount of transactions also gave rise to increased interchange revenues which are responsible for charge revenues.

Taií
Taií, which is Itaú’s consumer credit segment, comprises the operations of Financeira Itaú (FIT), 100% owned by Itaú, and Financeira Itaú CBD (FIC) and Financeira Americanas Itaú (FAI), in which Itaú’s share represents 50%.
Taíi’s credit portfolio, excluding payroll credit, totaled R$ 2,107 million in September 2008, a 4.1% increase compared to June 2008. The customer base reached 7.1 million, increasing by 5.6% from the second quarter of 2008.

Financeira Itaú (FIT)
At the end of September 2008, the network of Taíi’s own stores comprised 254 units. In the third quarter of 2008, the focus was to increase the product portfolio and activate the customer base. During this period, we concluded that the present market conditions differ from the original business plan, and so we decided to start the reduction of the network size, keeping the branches which clients presented greater potential of rising usage range of financial services and products.

Financeira Itaú CBD (FIC)
In September 2008, FIC was present at 538 CBD group stores, of which 343 with electronic presence. The strategy to strengthen FIC’s activities consists of increasing the number of card activations, taking advantage of the differentiated features offered to customers, the continuing placement of private label cards under the Mastercard banner, and the growing penetration of the extended guarantee on the sale of electronic products.

Financeira Americanas Itaú (FAI)
At the end of the quarter, FAI had 307 points of sale, an 18.7% larger customer base, and more than 1.2 million private label cards. These factors contributed to a 43.5% increase in the share of LASA’s sales, which reached 13.2% in September 2008.

R$ million

Taií + Payroll - Recurring Net Income/(Loss)

			R$ million
	3rd Q/08	2nd Q/08	Variation
FIT	(16)	(13)	(3)
FIC	5	7	(2)
FAI	(11)	(10)	(1)
Subtotal - Taií	(22)	(16)	(5)
Payroll	9	12	(3)
Total	(13)	(4)	(8)

37	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet
Securities Portfolio
History of Securities Portfolio

								R$ million
							Variation (%)
	Sep 30, 08%		Jun 30, 08%		Sep 30, 07%		Sep/08-Jun/08	Sep/08-Sep/07
Public Securities - Domestic	22,531	27.6%	18,222	25.6%	14,078	21.8%	23.7%	60.0%
Public Securities - Foreign	11,911	14.6%	11,409	16.0%	14,363	22.3%	4.4%	-17.1%
Total Public Securities	34,443	42.2%	29,630	41.6%	28,441	44.1%	16.2%	21.1%
Private Securities	18,197	22.3%	14,577	20.4%	13,953	21.6%	24.8%	30.4%
PGBL/VGBL Fund Quotas	21,894	26.8%	21,149	29.7%	17,456	27.1%	3.5%	25.4%
Derivative Financial Instruments	7,073	8.7%	5,953	8.3%	4,663	7.2%	18.8%	51.7%
Total Securities	81,607	100.0%	71,309	100.0%	64,513	100.0%	14.4%	26.5%

In the third quarter of 2008, the securities portfolio amounted to R$ 81,607 million, representing a 14.4% increase from the prior quarter. During the period, the volume of funds invested in both Brazilian public securities and private securities was expanded.

Private Securities Portfolio and Credit Portfolio

At September 30, 2008, the balance of private securities, added to the credit portfolio, reached R$ 182,684 million, a 12.3% increase compared to the second quarter of 2008.

Funds intended for the economic agents

						R$ million
	Sep 30, 08
Risk Level	AA	A	B	C	D - H	Total
Euro Bonds and Similar	3,002	750	54	14	-	3,820
Certificates of Deposit	1,763	60	-	-	-	1,824
Debentures	3,064	364	0	-	-	3,428
Shares of Public Companies	2,267	159	49	0	26	2,502
Promissory Notes	1,043	394	388	-	-	1,825
Other	2,238	2,225	76	258	2	4,799
Subtotal	13,377	3,953	567	273	27	18,197
Credit Operations(*)	34,308	77,457	31,930	8,409	12,382	164,486
Total	47,685	81,410	32,497	8,682	12,410	182,684
% of Total	26.1%	44.6%	17.8%	4.8%	6.8%	100.0%

(*) Endorsements and sureties included.

						R$ million
	Jun 30, 08
Risk Level	AA	A	B	C	D - H	Total
Euro Bonds and Similar	2,433	651	53	-	-	3,137
Certificates of Deposit	1,525	49	-	-	-	1,574
Debentures	2,590	238	0	-	0	2,829
Shares of Public Companies	1,157	118	43	14	28	1,361
Promissory Notes	980	279	477	-	-	1,735
Other	2,156	1,685	26	72	2	3,941
Subtotal	10,842	3,020	599	86	30	14,577
Credit Operations(*)	30,398	71,335	27,206	7,167	11,966	148,073
Total	41,240	74,355	27,805	7,254	11,996	162,650
% of Total	25.4%	45.7%	17.1%	4.5%	7.4%	100.0%

(*) Endorsements and sureties included.

Credit Portfolio
The annual performance of the credit portfolio since 1987 is shown below.

R$ million (*)
Credit Operations

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter. (**) At Sep 30, 2008.

The credit portfolio expanded by 11.1% in the third quarter of 2008. Credit transactions denominated in local currency grew by 9.6% quarter-on-quarter, while transactions in foreign currencies, representing 20.3% of the total portfolio, increased by 17.2%, on account of the significant depreciation of the real during the period. The share of loans rated "AA" to "C" increased by 0.6 percentage point in the quarter, representing 92.5% of the total portfolio. The Food and Beverage industry showed the highest concentration risk, accounting for 4.9% of the total. The industries which posted the most significant growth in the quarter were: Food and Beverages (19.5%, or a R$ 1,306 million increase); Agribusiness (up 19.7%, or R$ 1,118 million); Metallurgy and Steel (increase of 23.9%, or R$ 1,006 million); Real Estate (up 23.5% or R$ 791 million); Transportation (R$ 664 million growth, or 19.4%); and Chemicals and Petrochemicals (increasing by R$ 580 million, or 13.8%). The share of the 100 largest debtors in the portfolio went from 16.0% to 16.2% in the third quarter of 2008.

39	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

Credit Portfolio Development Consolidated by Client Type and Currency	R$ million
				Variation
	Sep/08	Jun/08	Sep/07	Sep/08 -Jun/08		Sep/08 -Sep/07
Local Currency	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	66,130	62,133	49,139	3,997	6.4%	16,991	34.6%
Credit Card	11,447	11,076	9,466	371	3.4%	1,981	20.9%
Personal Loans	15,268	15,017	14,114	251	1.7%	1,155	8.2%
Vehicles	39,414	36,040	25,558	3,374	9.4%	13,856	54.2%

Businesses	56,839	50,237	37,119	6,603	13.1%	19,720	53.1%
Corporate	28,206	24,838	20,410	3,368	13.6%	7,796	38.2%
Micro, Small and Medium-Sized Companies	28,633	25,398	16,709	3,235	12.7%	11,924	71.4%

Mandatory Loans	8,144	7,232	5,853	912	12.6%	2,291	39.1%
Rural Loans	4,574	4,052	3,390	523	12.9%	1,184	34.9%
Mortgage Loans	3,570	3,180	2,463	390	12.2%	1,107	44.9%

Argentina/Chile/Uruguay	-	-	-	-	-	-	-
Total	131,113	119,601	92,111	11,512	9.6%	39,002	42.3%

Foreign Currency
Individuals	28	143	35	(115)	-80.4%	(7)	-20.4%
Credit Card	-	-	-	-	-	-	-
Personal Loans	28	143	35	(115)	-80.4%	(7)	-20.4%
Vehicles	-	-	-	-	-	-	-

Businesses	22,359	19,071	13,761	3,288	17.2%	8,598	62.5%
Corporate	17,694	14,707	10,837	2,987	20.3%	6,857	63.3%
Micro, Small and Medium-Sized Companies	4,665	4,364	2,923	301	6.9%	1,742	59.6%

Mandatory Loans	-	-	-	-	-	-	-
Rural Loans	-	-	-	-	-	-	-
Mortgage Loans	-	-	-	-	-	-	-

Argentina/Chile/Uruguay	10,986	9,258	8,164	1,729	18.7%	2,822	34.6%
Total	33,373	28,472	21,960	4,902	17.2%	11,413	52.0%
 Note: Includes endorsements and sureties.

Consolidated Credit Portfolio by Client Type and Risk Level	R$ million
Sep 30, 08	AA	A	B	C	D	E	F	G	H	Total
Individuals	0	41,643	12,083	3,172	3,567	1,329	1,092	617	2,655	66,158
Credit Card	0	2,839	5,471	1,026	936	338	182	147	508	11,447
Personal Loans	0	4,761	4,215	1,053	2,184	694	695	303	1,391	15,296
Vehicles	-	34,043	2,397	1,093	447	296	215	167	755	39,414

Businesses	27,678	27,330	18,340	3,301	1,135	569	180	150	515	79,198
Corporate	23,209	16,916	5,408	244	69	12	21	0	20	45,900
Small and Medium-Sized Companies	4,469	10,415	12,932	3,057	1,066	557	159	150	495	33,298

Mandatory Loans	1,953	4,452	1,176	170	118	160	34	20	61	8,144

Argentina/Chile/Uruguay	4,676	4,031	331	1,767	61	42	10	17	50	10,986
Total	34,308	77,457	31,930	8,409	4,881	2,100	1,317	803	3,282	164,486
Note: Includes endorsements and sureties.

40	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

Quality of Credit Assets
The chart below presents a set of performance indicators associated with the quality of our credit assets.

Credit Asset Quality	R$ million
	Sep 30, 08	Jun 30, 08
Loans	151,015	134,879
Loans E-to-H	7,495	7,563
NPL (+60 days)	5,965	5,850
Provision Balance	8,789	8,388
Provision in Excess of Minimum	2,250	2,150
Write off	1,786	1,679
Recoveries	337	296
Expenses for Provisions for Loan Losses	2,052	1,958
Loans E-to-H / Loans	5.0%	5.6%
NPL / Loans	4.0%	4.3%
Provision Balance / NPL	147%	143%
Provision Balance / Loans E-to-H	117%	111%
Provision Balance / Loans	5.8%	6.2%
Excess Provision / Loans	1.5%	1.6%
Write off / Avg. Loans	1.2%	1.3%
Write off / Avg. Loans E-to-H	23.7%	22.7%
Expenses for Provision / Avg. Loans	1.4%	1.5%
Result from Loan Losses / Avg. Loans	1.2%	1.3%
Note: Endorsements and Sureties not included.

Real Estate Credit
The real estate credit portfolio totaled R$ 3,570 million at September 30, 2008, equal to a 12.2% growth from the prior quarter.

Between July and September 2008, the volume of new real estate financing contracts with individuals added up to R$ 433 million, while total financing to companies amounted to R$ 545 million. The Bank activities in this area now include the operations of the promoter company CrediPronto!, under a partnership between Itaú and the real estate consulting firm Lopes.

Also noteworthy was the volume of structured transactions, in particular via securitization of real estate receivables (CRIs), which in the quarter reached R$ 488 million.

Real Estate Portfolio *

R$ million

* Not included public banks

Credit Portfolio Growth
The chart below shows that our credit portfolio growth has outperformed the market, resulting in an increase in our market share.

Quarterly Growth of Credit Portfolio - Itaú vs Market

Note: Does not include sureties and endorsements. Does not consider the Argentina, Chile and Uruguay operations.
Source: Brazilian Central Bank.

Payroll Credit
At September 30, 2008, the payroll credit portfolio added up to R$ 3,225 million, a 1.4% increase from the prior quarter. The balance of transactions carried out with current account holders reached R$ 1,098 million, growing by 14.5% during the third quarter of the year. The balance of transactions with non-account holders declined by 4.3% compared to the second quarter, primarily as a result of the termination of the agreement with Banco BMG for the acquisition of payroll credit transactions.

Payroll Credit

R$ million

Subsequent Event
In October 2008, the Bank started to acquire credit portfolios from financial institutions, as allowed by Brazilian Central Bank Circular Letters 3,407, 3,411 and 3,414. The Bank purchased four portfolios totaling R$ 385 million.

41	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

Credit Card
The financed portion of credit card transactions accounted for 31.0% of the total portfolio balance at September 30, 2008, as shown in the chart on the side, which also depicts the historical evolution of this performance indicator.

Credit Card Portfolio

Funding from customers
In the third quarter of 2008, funds obtained, net of reserve requirements, totaled R$ 162,905 million, or a 13.2% growth from the prior quarter. During the quarter, term deposits posted a significant 77.9% increase compared to the second quarter of the year. The Bank leverages its large customer base to obtain the funds required to support the expansion in credit transactions and maintain adequate liquidity levels.

The funding profiles are differentiated, inasmuch as the increase in credit transactions is supported by funds obtained from customers, while marginal funding needs are met through funds obtained in the market. At September 30, 2008, the total balance of credit transactions represented 92.7% of the total balance of funds obtained.

Funding from Customers	R$ million
							Variation (%)
	Sep 30,08%		Jun 30,08%		Sep 30,07%		Sep/08 - Jun/08	Sep/08 - Sep/07
Demand Deposits	19,960	11.8%	19,120	13.1%	20,121	18.0%	4.4%	-0.8%
Savings Deposits	29,925	17.7%	28,881	19.7%	25,715	23.0%	3.6%	16.4%
Time Deposits	60,847	36.0%	34,200	23.3%	23,242	20.7%	77.9%	161.8%
Mortgage - Backed Notes / Debentures (Committed Operations)	58,197	34.5%	64,269	43.9%	42,963	38.3%	-9.4%	35.5%
Funding from Customers	168,930	100.0%	146,471	100.0%	112,042	100.0%	15.3%	50.8%
Current Account Holders	152,923	90.5%	131,478	89.8%	96,591	86.2%	16.3%	58.3%
Institutional Customers - Market	16,007	9.5%	14,994	10.2%	15,451	13.8%	6.8%	3.6%
( - ) Compulsory Deposits + Available Funds	(31,993)		(24,105)		(19,758)		32.7%	61.9%
Funding from Customers Net of Compulsory Deposits	136,936		122,366		92,284		11.9%	48.4%
Liabilities for Securities Abroad	5,161		3,743		3,373		37.9%	53.0%
Liabilities for Loans and Onlending	20,808		17,857		16,024		16.5%	29.9%
Total ( A )	162,905		143,966		111,681		13.2%	45.9%

Loan Portfolio ( B ) (*)	151,015		134,879		103,832		12.0%	45.4%

B / A	92.7%		93.7%		93.0%
(*) The credit portfolio balance does not include sureties and endorsements.

According to CVM Instruction 409, mutual funds administrators can acquire 20% of the total equity of mutual funds under management in fixed-income securities of their own issued. On September 30, 2008, the total equity of mutual funds managed by Itau had only 2.2% of fixed income assets of their own issued.

Stockholders’ Equity

At September 30, 2008, the Bank’s stockholders’ equity totaled R$ 31,591 million, corresponding to a 4.1% increase compared to the prior quarter. At the end of the third quarter, the solvency (Basel) ratio stood at 14.7%.

Funding percentage used in credit extensions

42	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Balance Sheet by Currency (*)

The Balance Sheet per Currency shows the balances linked to the local and foreign currencies. At September 30, 2008, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability of US$ 4,266 million.

R$ million
	Set 30,08
	Business in Brazil					Jun 30,08
Assets	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad	Business in Brazil Foreign Currency
Cash and Cash Equivalents	6,021	4,145	3,691	454	1,897	589
Short Term Interbank Deposits	86,491	78,973	79,005	(33)	13,133	162
Securities	81,607	73,934	72,293	1,640	16,612	1,412
Loans	151,015	129,418	119,481	9,936	26,002	8,054
(Allowance for Loan Losses)	(8,789)	(8,475)	(8,475)	0	(314)	0
Other Assets	75,967	78,438	61,139	17,298	7,004	13,811
Foreign Exchange Portfolio	24,268	29,232	12,308	16,925	4,478	13,423
Other	51,699	49,205	48,832	374	2,526	388
Permanent Assets (v)	4,287	15,561	2,898	12,663	1,394	10,395
TOTAL ASSETS (i)	396,599	371,993	330,034	41,959	65,728	34,422

Derivatives - Purchased Positions (iii)				50,131		37,332
Futures				16,226		14,091
Options				14,548		5,225
Swaps				8,999		11,135
Other				10,358		6,880
TOTAL ASSETS AFTER ADJUSTMENTS (a)				92,090		71,755

	Set 30,08
	Business in Brazil					Jun 30,08
Liabilities and Equity	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad	Business in Brazil Foreign Currency
Deposits	113,078	90,725	90,609	116	23,291	63
Funds Received under Securities Repurchase Agreements	105,803	104,100	104,100	0	1,707	0
Funds from Acceptances and Issue of Securities	10,583	13,402	5,279	8,123	5,168	6,090
Borrowings and On-Lendings	20,808	18,373	6,836	11,538	12,484	7,470
Derivative Financial Instruments	5,094	3,986	3,986	0	1,108	0
Other Liabilities	79,608	80,581	62,802	17,779	9,260	15,176
Foreign Exchange Portfolio	23,949	28,857	12,314	16,543	4,534	13,976
Other	55,659	51,725	50,488	1,236	4,726	1,200
Technical Provisions of Insurance, Pension Plans
and Capitalization	27,573	27,573	27,573	0	0	0
Deferred Income	90	74	74	0	16	0
Minority Interest in Subsidiaries	2,371	1,588	1,588	0	31	0
Stockholders' Equity of Parent Company (vi)	31,591	31,591	31,591	0	12,663	0
TOTAL LIABILITIES AND EQUITY (ii)	396,599	371,993	334,437	37,556	65,728	28,798

Derivatives - Sold Positions (iv)				61,788		50,192
Futures				26,141		23,738
Options				12,907		5,068
Swaps				16,864		17,908
Other				5,875		3,479
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				99,344		78,990
Foreign Exchange Position (c = a - b)				(7,253)		(7,236)
Foreign Exchange Position of Minority Stockholders (d)				(912)		(789)
Net Foreign Exchange Position after Minority Stockholders (c + d) R$				(8,166)		(8,025)
Net Foreign Exchange Position after Minority Stockholders (c + d) US$				(4,266)		(5,041)
(*) Excludes transactions between local and foreign business.

43	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Value at Risk (VaR)

VaR of the Business Units of Itaú
We show below tables with the VaR of the units of Itaú.

Banco Itaú
As the fixed rate market is expected to maintain its current trend (decrease in future rates), Itaú continued to pursue its strategy of optimizing the risk/return ratio.
The Structural Gap, including commercial transactions and related financial instruments, increased in all risk factors which comprise this portfolio, driven by the higher volatilities of the various risk factors, on account of uncertainties seen in the global financial market. Such values, however, remain at quite low levels considering the Bank’s net equity.

Structural Gap Banco Itaú VaR (*)	R$ million
	Sep 30, 08	Jun 30, 08
Fixed Rate	169.8	96.4
Benchmark Rate (TR)	30.4	6.7
Inflation Rates	6.9	4.0
Dollar Coupon Rate	31.4	7.0
Foreign Exchange (**)	22.8	0.4
Equities	14.7	5.4
Diversification Impact	(88.5)	(18.1)
Global VaR (**)	187.5	101.8
(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

Stress VaR of the Proprietary Desk of Banco Itaú	R$ million
	Sep 30, 08	Jun 30, 08
Global Stress VaR	(77.3)	(68.6)
Maximum Global Stress VaR in the quarter	(107.1)	(163.1)
Average Global Stress VaR in the quarter	(87.7)	(84.3)
Minimum Global Stress VaR in the quarter	(66.2)	(57.8)

Itaú BBA

During the third quarter of 2008, the financial markets experienced significantly higher volatilities in the wake of the aggravation of the U.S. credit crisis, the influence of which was already felt in the prior quarter, as well as a more bearish outlook for global growth. Under such a scenario of strong global risk aversion, the dollar appreciated sharply against all other currencies, in spite of the slowdown and uncertainties prevalent in the U.S. economy.

Itaú BBA is always rigorous in the application of a prudent market risk management policy, so that even in such a volatile environment, its values at risk remained negligible given the institution’s net equity. Average VaR for the quarter corresponds to less than 0.5% of the Bank’s tier 1 capital.

Banco Itaú BBA VaR	R$ million
	Sep 30, 08	Jun 30, 08
Fixed Rate	2.5	9.1
Dollar Coupon Rate	10.6	1.7
Foreign Exchange (*)	28.5	0.1
Equities	5.9	2.9
Sovereign	25.1	9.7
Inflation Rates	1.3	1.6
Foreign Interest Rates	3.6	1.3
Commodities	0.1	0.3
Foreign Exchange - Other Currencies	0.8	0.7
Other	12.5	1.0
Diversification Impact	(64.6)	(13.8)
Global VaR (*)	26.2	14.5
(*) Considering the effects of tax adjustments.

Itaú
The next table shows Banco Itaú Holding Financeira consolidated Global VaR, comprising the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Argentina, Banco Itaú Chile and Itaú’s structural portfolio. Itaú’s and Itaú BBA’s portfolios are analyzed together and segregated by risk factor. It can be seen that the diversification of business units’ risks is significant, which enables the group to maintain an overall exposure to market risk at very low levels when compared to its capital.

Itaú continues to adhere to its policy of operating within relatively low limits. Although the Global VaR has changed at the end of the quarter, there was no significant alteration of the average Global risk levels, even with the increased volatility of the individual risk factors.

Itaú VaR (*)	R$ million
	Sep 30, 08	Jun 30, 08
Banco Itaú (*) + Itaú BBA
Fixed Rate	167.6	99.8
Benchmark Rate (TR)	30.4	6.7
Inflation Rates	7.2	3.0
Dollar Coupon Rate	39.4	6.7
Foreign Exchange (**)	52.4	0.4
Private and Sovereign Securities	27.5	14.7
Equities	21.2	8.9
Foreign Interest Rates	19.6	2.8
Commodities	0.1	0.3
Foreign Exchange - Other Currencies	0.8	0.7
Other	12.5	1.0
Banco Itaú Europa	7.2	3.8
Banco Itaú Buen Ayre	4.1	3.0
Banco Itaú Chile	1.0	0.4
Diversification Impact	(179.4)	(41.2)
Global VaR (**)	211.6	110.8
Average Global VaR in the quarter	117.4	122.5
(*) Not considering the Proprietary Desk Portfolio.
(**) Considering the effects of tax adjustments.

Find out more on risk management in Note 20 to the Financial Statements or in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

45	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Activities Abroad

Financial Statements
Below we present the financial statements of our main units abroad.

On September 30, 2008	R$ million
ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguai
Current and Long-term Assets	12,107	2,364	9,806	2,646
Cash and Cash Equivalents	316	100	383	829
Short-term Interbank Deposits	3,759	198	311	296
Securities	2,080	59	1,295	107
Loans	5,658	1,525	7,441	1,368
(Allowance for Loan Losses)	(56)	(26)	(116)	(72)
Other Credits	261	247	394	108
Other Assets	88	260	99	9
Permanent Assets	711	63	137	27
Investments	458	13	1	0
Fixed Assets	12	41	86	24
Deferred Changes	241	8	51	2
TOTAL ASSETS	12,818	2,426	9,943	2,673

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguai
Current and Long-term Liabilities	11,634	2,216	8,662	2,390
Deposits	7,005	1,830	6,175	1,987
Deposits Received under Securities Repurchase Agreements	171	28	263	-
Funds from Acceptances and Issue of Securities	2,474	-	488	-
Borrowings and On-lendings	1,224	103	1,084	13
Derivative Financial Instruments	123	6	203	-
Other Liabilities	638	247	450	390
Deferred Income	11	0	0	-
Minority Interest in Subsidiaries	0	-	0	0
Stockholders' Equity of Parent Company	1,172	211	1,281	283
TOTAL LIABILITIES AND EQUITY	12,818	2,426	9,943	2,673

3rd Quarter/08	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguai
Financial Margin	57	54	146	71
Result from Loan Losses	(15)	1	(31)	(2)
Provision for Loan and Lease Losses	(15)	(1)	(35)	(3)
Recovery of Credits Written-Off as Losses	-	2	5	1
Net Result from Financial Operations	41	55	116	69
Other Operating Income/(Expenses)	18	(49)	(59)	(28)
Banking Service Fees	40	24	25	49
Non-interest Expenses	(70)	(77)	(87)	(72)
Equity in the Earnings of Associated Companies	23	2	0	0
Other Operating Income	24	2	4	(4)
Operating Income	59	6	57	41
Non-operating Income	-	1	1	0
Income before Tax and Profit Sharing	59	7	58	42
Income Tax and Social Contribution	(9)	(1)	(6)	(5)
Profit Sharing	(2)	(1)	-	-
Minority Interest in Subsidiaries	(0)	-	(0)	(0)
Recurring Net Income	48	4	52	37
Return on Equity - Annualized (%p.y.)	17.50%	8.90%	18.70%	57.50%
Efficiency Ratio	57.70%	96.00%	50.00%	62.70%

On September 30, 2008 the financial statements of our main units abroad are affected by exchange variances occurred in the second and third quarters of 2008, as shown below, which have counterparties with hedge strategies on treasury transactions.

Currency	Euro	Argentinean Peso	Chilean Peso	Uruguayan Peso
1st Quarter/08 x 2nd Quarter/08	-9.20%	-4.70%	-24.30%	-5.00%
2nd Quarter/08 x 3rd Quarter/08	7.50%	16.10%	14.40%	10.30%

Europe (Lisbon, London and Luxembourg)
During the third quarter of 2008, net income of these units amounted to R$ 48 million (a 15.1% increase from the prior quarter), driven by the growth in financial margin arising from higher gains on treasury transactions, partly offset by increased expenses associated with a change in strategy and market positioning (personnel and consulting).

Argentina
In the third quarter, our customer base increased by approximately 10 thousand customers (4.3%), reflecting our efforts to expand our market share in Argentina.

46	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Activities Abroad

On June 30, 2008	R$ million
ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguai
Current and Long-term Assets	10,490	2,108	8,221	2,106
Cash and Cash Equivalents	121	84	252	570
Short-term Interbank Deposits	4,038	214	268	356
Securities	1,532	115	1,303	80
Loans	4,518	1,351	6,239	1,099
(Allowance for Loan Losses)	(39)	(29)	(89)	(61)
Other Credits	168	156	177	54
Other Assets	152	217	71	6
Permanent Assets	605	41	115	23
Investments	389	7	1	0
Fixed Assets	10	29	74	21
Deferred Changes	206	5	40	2
TOTAL ASSETS	11,095	2,149	8,337	2,128

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguai
Current and Long-term Liabilities	10,085	1,976	7,376	1,893
Deposits	6,146	1,770	5,047	1,587
Deposits Received under Securities Repurchase Agreements	157	68	173	-
Funds from Acceptances and Issue of Securities	2,116	-	800	-
Borrowings and On-lendings	995	1	846	13
Derivative Financial Instruments	147	1	209	-
Other Liabilities	525	136	301	293
Deferred Income	8	0	0	-
Minority Interest in Subsidiaries	0	-	0	0
Stockholders' Equity of Parent Company	1,001	173	960	235
TOTAL LIABILITIES AND EQUITY	11,095	2,149	8,337	2,128

2nd Quarter/08	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguai
Financial Margin	37	39	54	22
Result from Loan Losses	(4)	(2)	(12)	2
Provision for Loan and Lease Losses	(4)	(2)	(14)	1
Recovery of Credits Written-Off as Losses	-	0	2	2
Net Result from Financial Operations	33	38	42	24
Other Operating Income/(Expenses)	9	(34)	(25)	(11)
Banking Service Fees	35	14	11	34
Non-interest Expenses	(58)	(51)	(38)	(55)
Equity in the Earnings of Associated Companies	22	1	0	-
Other Operating Income	11	3	1	10
Operating Income	42	4	17	13
Non-operating Income	-	1	(1)	(1)
Income before Tax and Profit Sharing	42	5	16	12
Income Tax and Social Contribution	0	0	(1)	(1)
Profit Sharing	(1)	(1)	-	-
Minority Interest in Subsidiaries	(0)	-	(0)	(0)
Recurring Net Income	41	3	15	11
Return on Equity - Annualized (%p.y.)	15.60%	7.10%	6.10%	19.50%
Efficiency Ratio	70.10%	92.20%	56.30%	83.20%

Chile
The 19.3% increase in our consolidated assets reflects the 14.4% appreciation of the Chilean peso against the real, together with the growth in the real estate credit portfolio for individuals and small and mid-sized companies that was driven by the 4.4% expansion in the customer base.

Net income was favorably impacted by foreign exchange rates and the increase in revenues from the credit portfolio, partly offset by a growth in provisions for doubtful loans, as well as higher personnel expenses driven by a new agreement with the local union.

Uruguay
At the end of the third quarter of 2008, consolidated assets posted a 25.6% increase which, disregarding the 10.3% appreciation of the Uruguayan peso against the real, implies real growth in the corporate customer credit portfolio, funded by increased deposits by individuals and companies enabled by a 2.9% growth in the customer base.

The increased net income is attributable to exchange gains, higher revenues from credit cards and services, on account of the merger of Unión Capital Afap, a private pension plan company holding a 21% market share in Uruguay. These items were partly offset by the growth in personnel expenses under a new agreement with the local workers’ union, and merger costs.

47	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Ownership Structure

Management of our ownership structure is intended to optimize the capital allocation to the various segments comprising the conglomerate.

Note 15 to the Consolidated Financial Statements sets out the average acquisition cost of treasury shares, as well as the activity in options granted to conglomerate executives under the “Option Plan”.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Total Shares (in thousands)	Common	Preferred	Total
Balance at June 2008	1,553,419	1,469,990	3,023,408
Shares in Treasury - June 2008 (in thousands) (*)	-	(58,142)	(58,142)
Total Shares (-) Treasury (in thousands)	1,553,419	1,411,848	2,965,266
Balance at September 2008	1,553,419	1,469,990	3,023,408
Shares in Treasury - September 2008 (in thousands)	-	(57,670)	(57,670)
Total Shares (-) Treasury (in thousands)	1,553,419	1,412,320	2,965,739

Number of Shareholders -September 2008			73,455
(*) Note: It was awarded 473 thousands preferred shares in the third quarter of 2008.

The organization chart below summarizes our current ownership structure.

Note: Itaúsa’s direct and indirect interest in Banco Itaú Europa is 89.32%.

48	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

Performance in the Stock Market
At September 30, 2008, our preferred shares (ITAU4) were traded at R$ 31.90 per share, while common shares (ITAU3) were traded at R$ 31.40 per share. Our ADRs (ITU), traded on the New York Stock Exchange (NYSE), closed the third quarter of 2008 with a 13.8% depreciation quarter-on-quarter, quoted at US$ 17.50 per ADR. At the end of the third quarter of 2008, Itaú Holding’s market capitalization was R$ 90.5 billion.

Stock Market Performance (São Paulo Stock Exchange) - R$

3rd Quarter - 2008	Preferred Shares	Common Shares
Maximum in the quarter (a)	34.89	31.40
Average in the quarter	31.45	28.36
Minimum in the quarter (b)	27.00	24.70
Variation % (a/b)	29.2%	27.1%
Closing Price (*)	31.90	31.40
(*) In September 30th, 2008.

Average Daily Negotiated Volume - R$ million

Year	Bovespa	NYSE	Total
2002	22	8	30
2003	23	12	35
2004	31	19	50
2005	59	42	101
2006	63	81	144
2007	103	169	272
2008 (*)	143	269	412
(*) In September 30th, 2008.

Highlights of the third quarter of 2008:

A) The Ibovespa index declined by 23.8%, while Itaú’s PN shares decreased by 2.1% , and ON shares appreciated by 3.8% in the same period.

B) The average financial volume of trading of our shares and ADRs reached R$ 422.8 million, increasing by 6.9% compared to the prior quarter.

C) The financial volume traded on NYSE amounted to R$ 18.0 billion and corresponded to 66.3% of the total volume of shares and ADRs traded.

Dividends/Net Interest on Own Capital (JCP) - R$ Million

Apimec 2008 Cycle – 3rd Quarter
Under the ongoing Apimec 2008 Cycle throughout Brazil, two meetings were held in the third quarter of 2008, in the cities of Caxias do Sul and Fortaleza, the latter with the record high audience of 403 participants. The 1st meeting in Belém has been scheduled for November 17 at Crowne Plaza and the 13th consecutive meeting sponsored by Itaú together with Itaúsa has been scheduled for December 9 in São Paulo, at the Buffet Rosa Rosarum. Invitations to this and other meetings will soon be available on Itaú’s Investor Relations website (www.itauri.com). Four more meetings will be held, for a total of 20 expected to be carried out in 2008.

Awards
- For the 9th consecutive year, the Bank was selected to comprise the Dow Jones Sustainability World Indexes, and is the only Latin American bank to be included in this important index since its inception;
- Most Sustainable and Best Managed Bank in Latin America for the 4th consecutive year - LatinFinance/Management& Excelence magazine;
- Best Apimec Meeting in the Rio de Janeiro and Fortaleza Chapters, in addition to National Apimec Award in the “Best Publicly-Held Company” category;
- 1st position in the Interbrand Ranking of the Most Valuable Brands in Latin América – our brand was estimated at approximately US$ 6 billion.

Subsequent Events

Capital Markets
In spite of the significant volatility seen in capital markets in September and October, the Itaú shares were less impacted than the main indices used by the market, as follows:

Shares and Indexes	Oscillation between 09/01 and 10/31
Itaú PN (preferred)	-23.5%
Itaú ON (common)	-16.3%
Ibovespa	-32.5%
Ibrx-50	-31.4%
ISE	-27.9%
IGC	-33.6%

Banco Itaú and Marisa S.A. Partnership
On October 18, 2008, Itaú Holding announced an operating agreement entered into with Marisa S.A., the largest women’s apparel retail network in Brazil. The 10-year agreement was designed to create a new co-branded Itaú/Marisa credit card. The partnership will enable expansion and improvement of the existing offer of financial products and services to Marisa’s customers (such as credit cards under widely accepted banners, personal loans, payroll loans, among others) through the latter’s distribution channels. At September 30, 2008, Marisa had 207 stores in Brazil and over 9 million private label cards. Results from this offer, distribution and marketing effort will be shared on equal terms by Itaú and Marisa. This alliance will benefit Itaú by strengthening its leadership in the consumer credit market, in line with the Bank’s strategy to team up with large retailers.

49	Management Discussion and Analysis	Banco Itaú Holding Financeira S.A.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1
In connection with our limited review of the financial statements of Banco Itaú Holding Financeira S.A. (Bank) and Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) as of September 30, 2008 and 2007 and for the nine-month periods then ended, on which we issued an unqualified opinion dated November 3, 2008, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiary companies for the third quarter of 2008.

2
Our work was performed in accordance with specific rules set forth by the Institute of Independent Accountants of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management Discussion and Analysis Report on the Consolidated Operations of the Banco Itaú Holding Financeira S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3
On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2008 taken as a whole.

São Paulo, November 3, 2008

CRC 2SP000160/O-5	Emerson Laerte da Silva
PricewaterhouseCoopers	Contador CRC 1SP171089/O-3
Auditores Independentes

1.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FROM JANUARY TO SEPTEMBER 2008

We present below the main results of Banco Itaú Holding Financeira S.A. (Itaú) for the period from January to September 2008. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (www.itauri.com.br).

1.
Taking into account the behavior of capital and financial markets in Brazil and abroad, on October 27, 2008, a Material Fact was published to advance the disclosure of the major economic-financial data detailed in this report.

2.
Consolidated net income of Itaú through September 2008 totaled R$ 5.9 billion, an annualized return of 26.3% on average equity. Recurring net income increased 11.9% as compared to the same period of 2007, with annualized return of 26.8%. Consolidated stockholders’ equity totaled R$ 31.6 billion, a 12.8% increase as compared to September 2007. Basel ratio stood at 14.7% at the end of September 2008.

3.
On November 3, Itaú and Unibanco signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The new institution will have approximately 4,800 branches and service stations, accounting for 18% of the banking network; and 14.5 million checking account clients, or 18% of market share. In loans, it will account for 19% of the Brazilian system’s volume; whereas total deposits, funds and managed portfolios will account for 21%.

4.
The performance of Itaú Holding’s shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú's preferred shares depreciated by 6.4%, as compared to the quotation of June 30, 2008. The market value of Itaú at Stock Exchanges was R$ 90.5 billion at the end of September. In this period we highlight the repurchase by Treasury of 1% of total outstanding shares, equivalent to the amount of R$ 1.3 billion.

5.
Itaú paid or provided R$ 5.0 billion for its own taxes and contributions for the period from January to September. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 3.6 billion.

6.
Itaú’s consolidated assets increased 32.9% as compared to September 2007, totaling R$ 396.6 billion. The loan portfolio, including endorsements and sureties, grew 44.2% as compared to the same period of 2007, totaling R$ 164.5 billion. In Brazil, non-mandatory loans to the individuals segment grew 34.5% in relation to September 2007, reaching R$ 66.2 billion, while the very small, small and middle-market company segment grew 72.5% as compared to the same period in 2007, totaling R$ 33.3 billion. By way of partnerships, such as the real estate financing with companies Lopes and Coelho da Fonseca, Itaú reinforces its strong willing to expand credit to support the development of the Brazilian economy.

7.
Total free, raised and managed own assets increased 21.4% as compared to the same period in the previous year, totaling R$ 557.9 billion. Demand, time and savings deposits increased 61.5%. Technical provisions for insurance, pension plan and capitalization reached R$ 27.6 billion, an increase of 22.7% as compared to September 2007.

8.
Banco Itaú BBA consolidated its leadership in origination and distribution of fixed-income and securitization operations with market shares of 50% and 49%, respectively, and continued to rank first in the origination of securities/variable-income operations, with market share of 25%, according to the National Association of Investment Banks (ANBID) ranking of September 2008. In addition, in July 2008 Itaú BBA was considered the best Investment Bank in Brazil by Global Finance magazine, an American publication specialized in financial institutions all over the world.

9.
At the end of September, Itaú employed 71,616 people. After making investments to expand the client service areas, particularly new ventures, the number of employees increased 10.7% as compared to the same period of 2007. The employees’ fixed compensation plus charges and benefits totaled R$ 3.9 billion for the period from January to September. Welfare benefits granted to employees and their dependants totaled R$ 646 million. In addition, Itaú also invested R$ 81 million in education, training and development programs. Following its strategy of organic growth, and taking advantage of the opportunities generated by the economic stability and increase in the population’s income, Banco Itaú continues to invest in the strong expansion of its service network. In the third quarter it opened 42 branches in 35 different municipalities across all regions of Brazil.

1.2

10.
In subsequent event, on October 18, Banco Itaú S.A., a company controlled by Itaú Holding, entered into an operating agreement, for a 10-year period, with Marisa S.A. for the creation of the new Itaú/Marisa co-branded credit card. Marisa is the largest chain of stores specialized in women’s wear in Brazil, with 207 stores in the country and over 8 million private label cards. Banco Itaú will invest approximately R$ 120 million in this partnership, which will enable it to expand and improve the current range of financial products and services to Marisa customers offered in its distribution channels, such as credit cards with widely-accepted flags, personal loans, and payroll advance loans, among others.

11.
Among the many ratings and awards of the third quarter, one in particular best summarizes the excellence of Itaú’s performance in several aspects: Itaú is the most valuable brand of Latin America, estimated at US$ 6.0 billion, according to data from Interbrand, a brand consulting company. This value represents a growth of 57% in relation to 2007, when the Bank's brand was estimated at US$ 3.8 billion, and would position the Bank among the 70 most valuable brands in Interbrand’s global ranking.

12.
In the period from January to September 2008, Itaú Holding invested R$ 87 million in social and cultural projects. In the third quarter, we highlight the following: the holding of Municipal Judging Commissions of the Brazilian Portuguese Language Olympiad “Escrevendo o Futuro” (Writing the Future); in the “Melhoria da Educação no Município” (Improvement of Municipal Education) program, the devising of the “Plano Regional de Ação Educativa” (regional plan for educative action) in 14 municipalities of the northeastern of São Paulo; the 4th group of “Jovens Urbanos” (urban youth) program in the city of São Paulo; the launch of the “Itaú Criança 2008” (2008 Itaú Child) program; the running of a course related to the Economic Evaluation of Social Projects program to 4 new classes in Belo Horizonte, State of Minas Gerais, Tubarão, State of Espírito Santo, Curitiba, State of Paraná and Recife, State of Pernambuco, in addition to the running of the Itaú’s Regional Seminar on the Economic Evaluation of Social Projects in the City of Rio de Janeiro.

The “Emoção Art.ficial 4.0 - Emergência!” (Art.ficial Emotion 4.0 – Emergence!) exhibition was visited by 77,123 people. The “Caderno do Professor investigador” (notebook of the investigator teacher) series, a tool for introducing contemporary art in the classroom, held its first videoconference for training in partnership with the State Secretary of Education. The Itaú Cultural “Rumos” (directions) program of visual arts divulged the results of the 2008-2009 call for applications. Of the 1,617 artists enrolled, 45 from 27 states were selected.

São Paulo, November 3, 2008.

Carlos da Camara Pestana
Chairman of the Board of Directors

2.1

MANAGEMENT REPORT – January to September 2008

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the period from January to September 2008, prepared in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP).

ECONOMIC ENVIRONMENT

At the end of the third quarter, the economy reflected the impacts of the international crisis. The exchange rate rose from a level of R$ 1.0 : US$ 1.67 in the middle of September to over R$ 1.0 :US$ 2.00 in October. The prices of commodities exported by Brazil fell 54% from the peak reached in July. The sovereign risk, steady in the first half, below the 200 basis point, increased to over 500 basis point in the first half of October.

The flow of exchange rate transactions also reduced, mainly in early October, in both trade and finance segments, thus showing the limitation of credit facilities and investment flows. In the first ten days of October, trade and finance exchange rate operations showed an outflow of US$ 3.75 billion, a figure that stands in contrast to the average inflow of US$ 2 billion in 2008. This sudden restriction on foreign funding was translated into an increase in internal interest rates and slowdown in credit growth.

Bank loans were showing a strong growth in the third quarter with some signs of slowdown, but with a steady delinquency rate, despite an increase in the individuals segment. The credit/GDP ratio reached 39%, the highest in more than 10 years. At the end of September, non-mandatory loans to the individuals segment rose in real terms by 22.8% in 12 months, as compared to 25% in June. Loans to companies, on the other hand, continued to show a tendency to expand, with a slight decrease in delinquency and growth in 12 months in real terms of 36.7% as compared to 33.4% in the second quarter. Real estate financing recorded a growth of 28.5% as compared to 23% in the last quarter. The rise in interest rates and soaring expectations contributed to slow down the pace of credit expansion at the end of September and beginning of October, as a result of the sudden change in the economic environment, which in a few days changed from a substantial economic expansion to an uncertain environment with high credit risk.

SUBSEQUENT EVENTS

. Merger between Itaú and Unibanco

On November 3, Itaú and Unibanco signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The created financial institution will be fully capable of competing with the biggest banks in the global market.

This partnership creates a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – with commercial bank operations in all Mercosur countries - , the institution will have the required agility to increase the presence of Brazil internationally.

The merger, matured over 15 months of dialogues and joint work, is formed based on a strong identity of values and a converging vision for the future. The controlling stockholders of Itaúsa and Unibanco will establish a holding company with a shared governance model.

The Board of Directors of Itaú Unibanco Holding will be composed of fourteen members, six of which will be named by the controlling stockholders of Itaúsa and the Moreira Salles family. The other eight Board members will be independent. Itaú Unibanco Holding’s Chairman of the Board of Directors will be Mr. Pedro Moreira Salles and its CEO will be Mr. Roberto Egydio Setubal.

The new institution will have approximately 4,800 branches and service stations, accounting for 18% of the banking network; and 14.5 million checking account clients, or 18% of market share. In loans, it will represent 19% of the Brazilian system’s volume; whereas total deposits, funds and managed portfolios will reach 21%.

2.2

Combined total assets is over R$ 575 billion, the highest in southern hemisphere.

Taking into consideration the increase in capital related to the shares’ merger, the stockholding interests’ changes and the accounting and tax effects, the impact produced on Itaú Unibanco Holding’s results is estimated at R$ 7.9 billion while that on Itaúsa’s results is at R$ 2.5 billion.

The completion of the merger between Itaú and Unibanco depends on the approval from the Central Bank of Brazil and other appropriate authorities.

The material fact with more details about the merger is available at the IR website (www.itauri.com.br)

. Partnership between Banco Itaú and Marisa

On October 18 Banco Itaú S.A., a company controlled by Itaú Holding, entered into an operating agreement, for a 10-year period, with Marisa S.A. for the creation of a new Itaú/Marisa co-branded credit card. Marisa is the largest chain of stores specialized in women’s wear in Brazil, with 207 stores in the country and over 8 million private label cards. Banco Itaú will invest approximately R$ 120 million in this partnership.

This agreement will enable it to expand and improve the current range of financial products and services to Marisa customers offered in its distribution channels, such as credit cards with widely-accepted flags, personal loans, payroll advance loans, among others.

This partnership reinforces Banco Itaú’s leadership in the consumer credit market. For Marisa, this agreement will contribute to the smoother implementation of products to be offered through the partnership, and enable the company to have a broader access to the Bank’s expertise. Customers will also benefit from the facilitation of purchase in and out of the chain stores, in addition to having access to a wider range of financial products and services.

. Material Fact

Taking into account the behavior of capital and financial markets in Brazil and abroad, on October 27, 2008, a Material Fact was published to advance the disclosure of the major economic-financial data detailed in this report. The Material Fact is available at the RI website (www.itauri.com.br).

2.3

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Main Financial Indicators

The results for the period reflect the steady and sustainable growth of Itaú Holding’s business.

	Jan to Sep/08	Jan to Sep/07	Change %	3rd Q/08	2nd Q/08	Change %
Income- R$ million (1)
Gross income from financial operations	11,746	11,346	3.5	3,090	4,728	(34.6)
Income from services and bank charges, insurance, pension plan and capitalization	15,099	13,963	8.1	4,749	5,335	(11.0)
Personnel, administrative and other operating expenses	11,634	10,311	12.8	4,313	3,775	14.3
Operating income	7,821	8,110	(3.6)	1,595	3,298	(51.6)
Consolidated recurring net income	6,031	5,389	11.9	1,973	2,079	(5.1)
Consolidated net income	5,932	6,444	(8.0)	1,848	2,041	(9.5)
Results per share - R$
Consolidated recurring net income (2)	2.03	1.80	13.0	0.66	0.70	(5.0)
Consolidated net income (2)	2.00	2.15	(7.1)	0.62	0.69	(9.4)
Book value	10.65	9.35	13.9	10.65	10.23	4.1
Interest on capital/Dividends (net)	0.61	0.59	3.1	0.19	0.21	(9.5)
Price per preferred share (PN) (3)	30.51	36.98	(17.5)	30.51	32.60	(6.4)
Market capitalization - R$ million (4)	90,485	110,747	(18.3)	90,485	96,668	(6.4)
Balance sheet - R$ million
Total assets	396,599	298,484	32.9	396,599	343,870	15.3
Total loans (including endorsements and sureties)	164,486	114,071	44.2	164,486	148,073	11.1
Free, raised and managed own assets	557,924	459,613	21.4	557,924	514,697	8.4
Subordinated debt	12,512	10,854	15.3	12,512	12,559	(0.4)
Consolidated stockholders’ equity	31,591	28,003	12.8	31,591	30,341	4.1
Referential equity (5)	41,285	36,184	14.1	41,285	39,490	4.5
Financial ratios (%)
Annualized recurring return on average equity (6)	26.8%	27.9%		25.5%	27.9%
Annualized return on average equity (6)	26.3%	33.3%		23.9%	27.4%
Annualized return on average assets	2.3%	3.4%		2.0%	2.4%
Efficiency ratio (7)	44.8%	45.6%		47.0%	43.9%
Solvency ratio (Basel ratio) (8)	14.7%	16.0%		14.7%	17.1%
Fixed assets ratio (8)	47.1%	23.2%		47.1%	25.9%
(1) The adequate examination of income and expenses is presented with more details in the Management Discussion & Analysis Report, in which the non-recurring items are broken down and the exchange variations of investments abroad are shown under headings, as well as the tax effect of these investments' hedge.
(2) Calculated based on the weight average of the number of outstanding shares.
(3) Based on the average quotation on the last day of the period.
(4) Calculated based on the average quotation of preferred shares on the last day of the period.
(5) Capital basis, calculated according to BACEN Resolution No. 3,444, dated February 28, 2007, based on the financial system consolidation.
(6) For the accumulated period, represents the ratio between net income for the period and average equity ((Sep + Jun + Mar + Dec)/4), multiplied by 1.33.
For the quarters, represent the ratio between net income for the period and average equity ((current period + previous period)/2), multiplied by 4.
(7) Calculated based on international criteria defined in the Management's Discussion & Analysis Report.
(8) Position at September 30 and June 30.

2.4

Highlights

Consolidated net income through September totaled R$ 5,932 million, an annualized return of 26.3% on average equity. Recurring net income increased 11.9% as compared to the same period of 2007, an annualized return of 26.8%. Itaú Holding paid or provided for its own taxes and contributions for the period from January to September 2008 in the amount of R$ 4,987 million. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 3,582 million.

Stockholders’ equity totaled R$ 31,591 million at the end of September, an increase of 12.8% as compared to September 2007. Basel ratio stood at 14.7% at the end of September 2008.

Itaú Holding’s consolidated assets totaled R$ 396,599 million at the end of September, a 32.9% increase as compared to September 2007. The loan portfolio, including endorsements and sureties, grew 44.2%, totaling R$ 164,486 million at the end of the period. In Brazil, the portfolio of non-mandatory loans to the individuals segment grew 34.5% as compared to September 2007, reaching R$ 66,158 million, and the very small, small and middle-market company segment grew 72.5%, totaling R$ 33,298 million. At the end of September, the balance of allowance in relation to the loan portfolio corresponded to 5.8% (7.6% in September 2007), which shows the good performance of our loan portfolio.

Free, raised and managed own assets totaled R$ 557,924 million, an increase of 21.4% as compared to September 2007. Noteworthy is the increase of 16.4% in savings deposits, reaching R$ 29,925 million at the end of September.

The performance of Itaú Holding’s shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Itaú Holding’s preferred and common shares depreciated 6.4% and 8.4%, respectively, as compared to the quotation of June 30, 2008. The market value of Itaú Holding at Stock Exchanges was R$ 90,485 million at the end of September. In the period from January to September 2008, we highlight the repurchase of 1% of total outstanding shares by Treasury, equivalent to the amount of R$ 1.3 billion.

SUBSIDIARIES

BANCO ITAÚ

The expansion of Banco Itaú’s branch network has kept a fast pace in this third quarter. Following its strategy of organic growth, and taking advantage of the opportunities generated by the economic stability and increase in the population’s income, Itaú Holding continues to invest in the strong expansion of its service network. In the third quarter it opened 42 branches in 35 different municipalities of all regions of Brazil. In this year it opened 94 branches. In addition to the branches, by September 85 new ATMs have also been installed in places such as shopping malls, supermarkets, service stations, and retail chains, among others.

Consistent with its investment strategy aimed at improving customer products and services, by September Itaú had invested R$ 1.6 billion in technology. Out of this total, R$ 239 million were allocated for the purchase of hardware and software and R$ 1.3 billion, to IT infrastructure.

One of Itaú’s innovations in the period was the launch in August of an exclusively developed solution for iPhone, a product that is still to enter into the Brazilian market. Through iPhone clients can find branches and ATMs, see market indexes, access accounts and carry out bank transactions, such as transfers, check balances and statements, and trade stocks.

Itaú has also increased its focus on the provision of customized services to companies. The service network grew with the hiring of 263 relationship managers. It started a new phase of expansion, enabling an even better performance in this market, which comprises small and middle-market companies as well as very small ones.

By way of partnerships, such as the real estate financing with companies Lopes and Coelho da Fonseca, Itaú reinforces its strong willing to expand credit to support the development of the Brazilian economy.

Banco Itaú maintained the leadership in terms of billing in the credit card market, having ended the third quarter of 2008 accounting for R$ 12,630 million and with 17.4 million cards. Orbitall has also maintained the leadership in the market of processing of electronic payments, reaching 31.8 million processed cards until September, of which 24.2 million are credit cards, 2.0 million are prepaid cards and 5.6 million are private label cards.

2.5

Consumer credit operations, associated with the Taií brand, not including payroll advance loans, accounted for R$ 2,107 million of the loan portfolio, with 7.1 million customers at the end of September 2008.

Insurance operations reached R$ 2,651 million in premiums earned for the period from January to September 2008. Funding from the sale of Pension Plans and VGBL reached R$ 4,678 million through September, an increase of 24.2% as compared to the same period of 2007, with a noteworthy growth of 55.7% in the funding from the sale of pension plans for companies, which reached R$ 543 million for the period. The funds raised from the sale of capitalization plans increased 23.2%, reaching R$ 791 million. Technical provisions for insurance, pension plan and capitalization reached R$ 27,573 million in September 2008, an increase of 22.7% as compared to September 2007.

Itaú Corretora negotiated R$ 100.4 billion at Bovespa for the period from January to September 2008, an increase of 31% as compared to the same period of 2007. The broker also negotiated approximately 8.9 million contracts in the Brazilian Mercantile & Futures Exchange (BM&F), a reduction of 17% as compared to the same period of the previous year. In the Home Broker market, Itautrade negotiations reached R$ 9.7 billion, an increase of 83% as compared to the same period of 2007.

Pro forma information (R$ million) (1)	Jan to Sep/08	Jan to Sep/07	Change %	3rd Q/08	2nd Q/08	Change %
Income
Gross income from financial operations	10,751	9,758	10.2	3,966	3,504	13.2
Income from services and bank charges, insurance, pension plan and capitalization	8,183	7,966	2.7	2,742	2,757	(0.6)
Expenses not related to interest	(10,734)	(9,659)	11.1	(4,003)	(3,482)	15.0
Operating income	7,558	7,285	3.7	2,580	2,503	3.1
Recurring net income	4,927	4,524	8.9	1,652	1,664	(0.7)
Allocated capital - Tier I (2)	24,604	21,561	14.1	24,604	23,971	2.6
Annualized recurring return on average allocated capital – Tier I (%)	27.5%	29.9%		27.2%	28.0%
Assets and loans
Total loans (3) (4)	115,093	79,467	44.8	115,093	104,285	10.4
Companies	33,298	19,300	72.5	33,298	29,025	14.7
- Very small/small and middle-market companies (4)	33,298	19,300	72.5	33,298	29,025	14.7
Individuals	66,158	49,174	34.5	66,158	62,276	6.2
- Credit cards	11,447	9,466	20.9	11,447	11,076	3.4
- Vehicles	39,414	25,558	54.2	39,414	36,040	9.4
- Personal	15,296	14,149	8.1	15,296	15,160	0.9
Mandatory loans	4,651	2,829	64.4	4,651	3,727	24.8
Argentina/Chile/Uruguay	10,986	8,164	34.6	10,986	9,258	18.7
Interbank investments	85,995	62,485	37.6	85,995	60,258	42.7
Securities	61,077	45,106	35.4	61,077	53,769	13.6
Deposits + Managed assets	310,323	264,196	17.5	310,323	292,730	6.0
Deposits	100,923	62,978	60.2	100,923	74,704	35.1
Managed assets	209,400	201,217	4.1	209,400	218,026	(4.0)
- Investment funds	171,895	181,469	(5.3)	171,895	183,069	(6.1)
- Managed portfolios	37,505	19,748	89.9	37,505	34,956	7.3

(1)
The separation between Banco Itaú's and the Corporation's operations, as well as the loan, credit cards and vehicle financing operations between account and non-account holders, are detailed in the Management’s Discussion and Analysis Report.

(2)	Reflects the economic capital of Banco Itaú Pro Forma, determined based on management criteria set up for allocation of capital of Banco Itaú to its business units.
(3)	Includes endorsements and sureties.
(4)	The history was adjusted to reflect the client's profile revision, made in the third quarter of 2008.

. Banco Itaú Europa

At the end of September Banco Itaú Europa (BIE), with head offices in Lisbon, branches in London and Island of Madeira, and subsidiaries in the Cayman Islands, Luxembourg, Miami and Nassau, recorded consolidated assets amounting to € 4.8 billion, 10.2% above the amount recorded in the same period of 2007.

We highlight the credit to businesses operations that reached € 2.4 billion, mainly comprised by structured loans, mostly associated with the financing of Brazilian exports. In this context, BIE has operated in line with the dynamics of market segmenting structures of the Itaú Group, widening its client base of corporate and middle-market clients, offering structured products of foreign trade and capital markets, and supporting European companies’ investments in Brazil.

2.6

BIE’s consolidated net income reached € 17.3 million for the period from January to September 2008. Banking product amounted to € 94.9 million, 25.3% above the amount recorded in the same period of 2007, which shows a steady contribution of financial margin, and an outstanding performance in the capital markets, treasury and international private banking areas.

The international private banking activity, developed by BIE Luxembourg, BIE International (Miami), and BIE Bank & Trust (Bahamas), represented, at the end of September 2008, approximately US$ 6.3 billion in clients’ assets under management and approximately US$ 2.3 billion of deposits raised from customers.

The Bank's investment grade status (Baa1 by Moody's and BBB+ by Fitch Ratings) has significantly contributed to the diversification of sources of funds, considering that the Bank played an active role on the primary and secondary markets throughout 2008.

BANCO ITAÚ BBA

Banco Itaú BBA consolidated its leadership in origination and distribution of fixed-income and securitization operations with market shares of 50% and 49%, respectively, and continued to rank first in the origination of securities/variable-income operations, with market share of 25%, according to the National Association of Investment Banks (ANBID) ranking of September 2008. In addition, in July 2008 Itaú BBA was considered the best Investment Bank in Brazil by Global Finance magazine, an American publication specialized in financial institutions all over the world.

Pro forma information	Jan to Sep/08	Jan to Sep/07	Change %	3rd Q/08	2nd Q/08	Change %
Income- R$ million
Gross income from financial operations	2,061	1,487	38.6	691	699	(1.0)
Operating income	1,716	1,249	37.4	553	621	(10.9)
Consolidated net income	1,104	866	27.5	322	414	(22.4)
Balance sheet - R$ million
Total assets	136,002	105,855	28.5	136,002	117,206	16.0
Total loans (including endorsements and sureties)	49,393	34,187	44.5	49,393	42,732	15.6
Allocated capital - Tier I (1)	6,988	6,442	8.5	6,988	6,370	9.7
Financial ratios (%)
Annualized return on average allocated capital – Tier I	24.1%	20.7%		19.3%	27.6%
Annualized return on average assets	1.2%	1.4%		1.0%	1.4%

(1) Reflects the economic capital of Banco Itaú BBA Pro Forma, determined based on management criteria set up for allocation of capital of Itaú to its business units.

PEOPLE

At the end of September, Itaú Holding employed 71,616 people. After making investments to expand the client service areas, particularly in new business, the number of employees increased 10.7% as compared to the same period of 2007. Employees’ fixed compensation plus charges and benefits totaled R$ 3,925 million for the period from January to September 2008. Welfare benefits granted to employees and their dependants totaled R$ 646 million. In addition, Itaú also invested approximately R$ 81 million in education, training and development programs.

The Culture Towards Performance program started a new phase of development, adopted in the daily life of the Bank, and highlighted the consolidation of the initial aspirations for assimilation of the Itaú culture, making it a Bank’s intangible asset, thus creating an important competitive differential in the capacity of producing continuous improvement and solid results in a sustainable way.

We highlight the completion in June of the implementation of the Ombudsman services at the head office and the beginning of its implementation in the branch and platform network.

2.7

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

For the ninth consecutive year, Itaú is among the most sustainable companies in the world, being part of a select group of companies which make up the 2008/2009 Dow Jones Sustainability World Index (DJSI). It is the only Latin American bank included in this index since it was created. Besides Itaú, holding company Itaúsa was selected for the fifth time. This index is composed of a little more than 300 companies, selected among the 2,500 largest companies in terms of market value of the Dow Jones Global Index.

In September Itaú launched the Ecomudança (ecochange) program, developed by non-profit organizations, aimed at supporting projects on reduction of emission of gases that cause global warming.

In September the 21st edition of the “Plante a Primavera” (cultivate the spring) program was launched, with the purpose of promoting actions on awareness about the Environmental Preservation theme targeted at various audiences, particularly employees, customers and the community, by stimulating individual and group voluntary work.

Giving continuity to “Diálogos Itaú de Sustentabilidade” (Itaú’s Dialogues on Sustainability), two additional events were held in the last quarter: one on the theme “Sustentabilidade: Diferencial ou Condição?” (business sustainability: a differential or a condition?) in the City of Campinas; and the other focused on Energy Efficiency in the Academia Brasileira de Letras (the Brazilian Academy of Letters), State of Rio de Janeiro.

In the period from January to September 2008, Itaú Holding invested R$ 87 million in social and cultural projects.

Social and Cultural Investments

. Fundação Itaú Social

The priority of Fundação Itaú Social activities is to invest in education improvement projects.

In the quarter, the Municipal Judging Commissions of the Brazilian Portuguese Language Olympiad “Escrevendo o Futuro” (Writing the Future) selected 13,844 texts; and 14 municipalities of the northwestern region of São Paulo devised the “Plano Regional de Ação Educativa” (Regional Plan for Educative Action), as a result of the “Melhoria da Educação no Município” (Improvement of Municipal Education) program.

In addition, the 4th group of the “Jovens Urbanos” (urban youth) program began in São Paulo, in the Lajeado and Grajaú neighborhoods, aimed at contributing to improve the education level and the entry into the job market by youths living in vulnerable areas of large urban centers. Moreover, the “Itaú Criança 2008” (2008 Itaú Child) program was launched and will promote until the end of the year actions of mobilization involving employees and society for the children’s and youths’ right to quality education.

In relation to the Economic Evaluation of Social Projects program, classes were given in Belo Horizonte, State of Minas Gerais, Tubarão, State of Espírito Santo, Curitiba, State of Paraná, and Recife, State of Pernambuco. The Itaú’s Regional Seminar on the Economic Evaluation of Social Projects was also held in the City of Rio de Janeiro.

.Instituto Itaú Cultural

By September 30, Itaú Cultural had invested R$ 21 million through the Rouanet Law. The “Emoção Art.ficial 4.0 - Emergência!” (Art.ficial Emotion 4.0 – Emergence!) exhibition was visited by 77,123 people from July to September. The institute launched the Bossa Nova [www.itaucultural.org.br/bossanova] website, which is aligned with the actions of Itaúbrasil in the celebration of Brazilian culture landmarks.

The Itaú Cultural “Rumos” (directions) program of visual arts divulged the results of the 2008-2009 call for applications. Of the 1,617 artists enrolled, 45 from 27 states were selected. This result represents a record of applications in the program in relation to the last three editions. The second edition of Itaú Cultural’s “Rumos” (directions) of education, culture and art had an increase of 95% in the number of enrollments, which totaled 429.

2.8

Among the institution’s international activities, we highlight the participation of one of the works belonging to Itaú Cultural’s art and technology collection in the Synthetic Times exhibition in the National Art Museum of China in Beijing. The Subtle Violent photo exhibition, already displayed in Santiago, Chile, and Montevideo, Uruguay, was shown in Buenos Ayres, Argentina, in August.

AWARDS AND RECOGNITIONS

Itaú is the most valuable brand in Latin America, appraised at US$ 6.0 billion, according to data from Interbrand consulting company. This amount represents a 57% increase as compared to 2007, when the Bank’s brand was appraised at US$ 3.8 billion and would position the Bank among the 70 most valuable brands in Interbrand’s global ranking.

These achievements, as well as all awards received by Itaú, reflect the opinion of the different audiences with which Itaú is related, showing the excellence of its management in several aspects. Following are the awards received in the last quarter:

▪	Best Brazilian Bank in the Debt House category for Banco Itaú BBA, and Best Latin American Bank in the Cash Management category for Banco Itaú Holding Financeira – Euromoney magazine.
▪	Most Sustainable and Ethical Bank in Latin America – Latin Finance/ Management & Excellence magazine.
▪
Ranking – The Best of Dinheiro magazine - The 500 best companies in Brazil - Ranked 1st in the categories: Financial Sustainability, Innovation/Quality, Human Resources and Bank Category (4th time in a row). Ranked 2nd in the Social Responsibility category, and 3rd in the Corporate Governance category – IstoÉ Dinheiro magazine.

▪	Best Investment Bank in Brazil for Banco Itaú BBA – Global Finance magazine.
▪
Ranking Valor 1000 – Banco Itaú Holding Financeira was ranked first in the following categories: the 20 largest banks in stockholders’ equity; the 20 largest in net income and the 20 with best operating results without equity in the results – Valor magazine.

▪	The largest banks of Americas – Agência Economática.
▪	Best Manager of Investment Funds – Guia Exame de Investimentos Pessoais (Personal Investments Exame Guide).
▪
APIMEC National Award - Best Publicly-held Company – 2007 and Best Investor Relations Professional – 2007 granted to Geraldo Soares – APIMEC - Brazilian Association of Investment Analysts and Professionals.

▪
Aberje (Brazilian Association of Corporate Communication) Award – São Paulo Regional and National award in the category: Communication of Sustainability Actions, with the case “The importance of disseminating sustainability for the construction of a new culture”.

▪	100 best places to work - Great Place to Work Institute and Época magazine. Banco Itaú is among the 100 best places to work and Itaucred Veículos and Taií is among the 25 best.
▪
The 150 best places to work – Fundação Instituto de Administração and Exame/Você S.A. magazine; Banco Itaú, Itaucred Veículos and Taií among the best 150. Banco Itaú received the special award "Desafio RH do Ano" (RH Challenge for the Year).

▪	“As 10 empresas dos sonhos dos jovens” (the 10 companies young people dream of) - Consultoria Cia. de Talentos.

INDEPENDENT AUDITORS – CVM INSTRUCTION Nº 381

. Procedures adopted by the Company

The policy adopted by Itaú Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to September 2008, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction Nº 381, we list below the engaged services and related dates:

•	February 28, 2008 – Agreement for using an electronic library of international accounting standards – Itaú Holding – Brazil;

2.9

•
March 28, 2008 - Engagement letter for the provision of services – Agreement for the provision of consulting services related to labor taxes and international risk assessment – London Branch - Banco Itaú Europa S.A.;

•	June 9, 2008 – Service agreement for the computation and comparison of operating efficiency indexes with those of the market – Banco Itaú Argentina S.A.;
•	June 24, 2008 – Participation in the Seminar on Prices and Transfer – Banco Itaú Europa S.A.;
•
June 25, 2008 – Service agreement for the provision of advisory services related to the recognition of goodwill for tax purposes to be submitted to the approval of the tax authority – Banco Itaú Europa Luxemburgo S.A.; and

•	September 15, 2008 – Participation in the 8th IFRS Annual Presentation – International Financing Reporting Standards.

. Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services does not affect the independence or the objectivity of the external audit of Itaú Holding, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Holding is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

CIRCULAR LETTER No. 3.068/01 OF BACEN

Banco Itaú Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 1.191 million, corresponding to only 1,5% of total securities held.

TRIBUTE TO OLAVO SETUBAL

It was with great regret that we inform the death of the Chairman of the Board of Directors of Itaúsa and Itaú, Mr. Olavo Egydio Setubal, which took place on August 27, 2008.

Mr. Setubal was a great leader, who bequeathed an enduring legacy in the figure of holding company Itaúsa, of which Itaú Holding is a part of, and was an outstanding presence in public life, by giving a significant contribution to the Brazilian culture by way of creating Instituto Itaú Cultural, over 20 years of life.

Throughout so many years, with a strong resolve and spirit, he followed and hugely contributed for the development of Itaúsa and Itaú Holding, one of the major economic groups in Latin America.

An mechanical-electrical engineer graduated from the Polytechnic School of the University of São Paulo (USP), in 1947 Mr. Setubal, together with his classmate Renato Refinetti, incorporated a company called Artefactos de Metal Deca.

By the late 1950’s, upon invitation by his uncle, Alfredo Egydio de Souza Aranha, Mr. Setubal joined Banco Federal de Crédito. From 1965 to 1975 this bank grew by way of significant mergers, acquisitons, and take-overs, such as of banks Sul Americano, América, Aliança and Português do Brasil. Consolidating this wealthy period of the history of the group, Olavo Setubal and team took over Banco União Comercial (BUC), which doubled Itaú’s size. Itaú’s culture and values, based on ethical principles and a strong calling for development soon placed Itaú among the top banks in the market, by way of the consistency of its strategy decisions and soundness.

By early 1975, Mr. Setubal came into office as the Major of São Paulo. In that municipality, he left his traces as an exceptional administrator, with a long-term vision, having promoted a large administrative reform and significant works fundamental for the growth of the metropolis.

Invited by the then president-elect, Tancredo Neves, in 1985, Olavo Setubal was appointed Minister of Foreign Affairs, and left his trace in significant initiatives, such as the one that gave rise to Mercosur. After one year, Mr. Setubal decided to withdraw from public life for good and resume his activities at Itaú.

In 2001, Mr. Setubal took office as the chairman of the Board of Directors of holding company Itaúsa and, two years later, of Banco Itaú Holding Financeira, where he worked until the last days of his life.

A great leader may be gone, but remaining are his inspiration, teachings, values and lessons, which undoubtedly guide us to proceed with his work.

2.10

CHANGES TO THE BOARD OF DIRECTORS AND AUDIT COMMITTEE

Due to the passing of Mr. Olavo Setubal, the Board of Directors will now be chaired by Mr. Carlos da Camara Pestana, who was the CEO of Banco Itaú between 1990 and 1994. Mr. José Carlos Moraes Abreu was awarded the title of President of Honor of the Board of Directors. These decisions were made in view of their special contribution to the development of Itaú’s culture and values, the way they built the company we have today, and the capacity to frame the future.

Mr. Gustavo Jorge Laboissiere Loyola took office the Audit Committee Presidency succeding Mr. Carlos da Camara Pestana.

ACKNOWLEDGEMENTS

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

(Approved at the Board of Directors' Meeting of November 3, 2008).

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Holding, which present further details on the results for the period, are available on the Itaú Holding’s website (www.itauri.com.br).

3.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS	AUDIT COMMITTEE
Chairman	President
CARLOS DA CAMARA PESTANA	GUSTAVO JORGE LABOISSIERE LOYOLA

Vice-Chairmen	Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALCIDES LOPES TÁPIAS
JOSÉ CARLOS MORAES ABREU (Honorary President)	TEREZA CRISTINA GROSSI TOGNI
ROBERTO EGYDIO SETUBAL
DISCLOSURE AND TRADING COMMITTEE
Members	President
ALCIDES LOPES TÁPIAS	ALFREDO EGYDIO SETUBAL
ALFREDO EGYDIO SETUBAL
FERNÃO CARLOS BOTELHO BRACHER	Members
GUILLERMO ALEJANDRO CORTINA	ALCIDES LOPES TÁPIAS
GUSTAVO JORGE LABOISSIERE LOYOLA	ALFREDO EGYDIO ARRUDA VILLELA FILHO
HENRI PENCHAS	ANTONIO CARLOS BARBOSA DE OLIVEIRA
PERSIO ARIDA	ANTONIO JACINTO MATIAS
RICARDO VILLELA MARINO	HENRI PENCHAS
ROBERTO TEIXEIRA DA COSTA	MARCELO HABICE DA MOTTA
SERGIO SILVA DE FREITAS	ROBERTO TEIXEIRA DA COSTA
TEREZA CRISTINA GROSSI TOGNI	SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI
EXECUTIVE BOARD
Chief Executive Officer	NOMINATION AND COMPENSATION COMMITTEE
ROBERTO EGYDIO SETUBAL	President
CARLOS DA CAMARA PESTANA
Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL (*)	Members
CANDIDO BOTELHO BRACHER	ALFREDO EGYDIO ARRUDA VILLELA FILHO
FERNÃO CARLOS BOTELHO BRACHER
Executive Directors	JOSÉ CARLOS MORAES ABREU
ANTONIO CARLOS BARBOSA DE OLIVEIRA	ROBERTO EGYDIO SETUBAL
RODOLFO HENRIQUE FISCHER	ROBERTO TEIXEIRA DA COSTA
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO	CAPITAL AND RISK MANAGEMENT COMMITTEE
President
Managing Directors	ROBERTO EGYDIO SETUBAL
JACKSON RICARDO GOMES
JOSÉ EDUARDO LIMA DE PAULA ARAUJO	Members
MARCO ANTONIO ANTUNES	CANDIDO BOTELHO BRACHER
WAGNER ROBERTO PUGLIESE	GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
ADVISORY BOARD	PERSIO ARIDA
RICARDO VILLELA MARINO
Members	RODOLFO HENRIQUE FISCHER
FERNANDO DE ALMEIDA NOBRE NETO	SÉRGIO RIBEIRO DA COSTA WERLANG
LÍCIO MEIRELES FERREIRA
LUIZ EDUARDO CAMPELLO	ACCOUNTING POLICIES COMMITTEE
President
INTERNATIONAL ADVISORY BOARD	ROBERTO EGYDIO SETUBAL
President
ROBERTO EGYDIO SETUBAL	Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
Members	ALFREDO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA	ANTONIO CARLOS BARBOSA DE OLIVEIRA
CARLOS DA CAMARA PESTANA	HENRI PENCHAS
FERNÃO CARLOS BOTELHO BRACHER	SÉRGIO RIBEIRO DA COSTA WERLANG
HENRI PENCHAS	SILVIO APARECIDO DE CARVALHO
JOSÉ CARLOS MORAES ABREU	TEREZA CRISTINA GROSSI TOGNI
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members	Accountant
ALBERTO SOZIN FURUGUEM	JOSÉ MANUEL DA COSTA GOMES
MARCOS DE ANDRADE REIS VILLELA	CPF: 053.697.558-25
CRC - 1SP219892/O-0

(*) Investor Relations Officer

3.2

BANCO ITAÚ S.A.

Chief Executive Officer and General Manager	Managing Directors
ROBERTO EGYDIO SETUBAL	ADRIANO BRITO DA COSTA LIMA
ANDRÉ DE MOURA MADARÁS
Senior Vice-Presidents	ANTONIO CARLOS RICHECKI RIBEIRO
ALFREDO EGYDIO SETUBAL	ANTONIO SIVALDI ROBERTI FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA	ARNALDO PEREIRA PINTO
ANTONIO JACINTO MATIAS	AURÉLIO JOSÉ DA SILVA PORTELLA
GERALDO JOSÉ CARBONE	BORIS SIQUEIRA DE CERQUEIRA LEITE
CARLOS EDUARDO DE SOUZA LARA
CARLOS EDUARDO MONICO
Executive Vice-Presidents	CARLOS HENRIQUE DONEGÁ AIDAR
JOSÉ FRANCISCO CANEPA	CELSON LUIZ HUPFER
MARCO AMBROGIO CRESPI BONOMI	CESAR PADOVAN
RODOLFO HENRIQUE FISCHER	CÍCERO MARCUS DE ARAÚJO
RUY VILLELA MORAES ABREU	COSMO FALCO
SÉRGIO RIBEIRO DA COSTA WERLANG	CRISTIANE MAGALHÃES TEIXEIRA PORTELLA
EDSON GERMANO WINTER
Executive Directors	EDUARDO ALMEIDA PRADO
ALEXANDRE DE BARROS	ERIVELTO CALDERAN CORRÊA
FERNANDO MARSELLA CHACON RUIZ	ERNESTO ANTUNES DE CARVALHO
JOÃO JACÓ HAZARABEDIAN	FABIO WHITAKER VIDIGAL
LYWAL SALLES FILHO	HELI DE ANDRADE
MARCIO ANTONIO TEIXEIRA LINARES	JEAN MARTIN SIGRIST JÚNIOR
OSVALDO DO NASCIMENTO	JOÃO ANTONIO DANTAS BEZERRA LEITE
RICARDO VILLELA MARINO	JOAQUIM MARCONDES DE ANDRADE WESTIN
SILVIO APARECIDO DE CARVALHO	LINDA AGARINAKAMURA
LUÍS ANTÔNIO RODRIGUES
Senior Managing Directors	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
ALEXANDRE ZÁKIA ALBERT	LUIZ ANTONIO FERNANDES CALDAS MORONE
ALMIR VIGNOTO	LUIZ ANTONIO NOGUEIRA DE FRANÇA
ANTONIO CARLOS MORELLI	LUIZ ANTONIO RIBEIRO
CARLOS HENRIQUE MUSSOLINI	LUIZ FERNANDO DE ASSUMPÇÃO FARIA
FERNANDO JOSÉ COSTA TELES	LUIZ MARCELO ALVES DE MORAES
JACKSON RICARDO GOMES	MARCELO BOOCK
JOSÉ GERALDO BORGES FERREIRA	MARCELO HABICE DA MOTTA
JÚLIO ABEL DE LIMA TABUAÇO	MARCELO SANTOS RIBEIRO
LUÍS OTÁVIO MATIAS	MARCELO VILLAÇA MACEDO CARVALHO
MANOEL ANTONIO GRANADO	MARCOS AURÉLIO REITANO
MARCO ANTONIO ANTUNES	MARCOS ROBERTO CARNIELLI
MARCO ANTONIO SUDANO	MIGUEL BURGOS NETO
MÁXIMO HERNÁNDEZ GONZÁLEZ	MOACYR ROBERTO FARTO CASTANHO
NATALÍSIO DE ALMEIDA JÚNIOR	OLIVIO MORI JÚNIOR
PAULO ROBERTO SOARES	OSMAR MARCHINI
ROBERTO MASSARU NISHIKAWA	OSVALDO JOSÉ DAL FABBRO
SANDRA NUNES DA CUNHA BOTEGUIM	PATRICK PIERRE DELFOSSE
PAULO EIKIEVICIUS CORCHAKI
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO LIMA SOARES
RICARDO ORLANDO
RICARDO RIBEIRO MANDACARU GUERRA
RICARDO TERENZI NEUENSCHWANDER
ROBERT MACKELLAR RITCHIE (*)

(*) Elected at the ESM of 9.30.2008 - awaiting BACEN's approval

3.3

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ALBERTO ZOFFMANN DO ESPÍRITO SANTO
Chairman	ALEXANDRE ENRICO SILVA FIGLIOLINO
ROBERTO EGYDIO SETUBAL	ANDRÉ LUIZ HELMEISTER
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Vice-Chairmen	ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
FERNÃO CARLOS BOTELHO BRACHER	EMERSON SAVI JUNQUEIRA
HENRI PENCHAS	FÁBIO DE SOUZA QUEIROZ FERRAZ
FABIO MELE DALL'ACQUA
Members	FERNANDO FONTES IUNES
ALFREDO EGYDIO SETUBAL	FRANCISCO PAULO COTE GIL
ANTONIO BELTRAN MARTINEZ	GILBERTO FRUSSA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	GUSTAVO HENRIQUE PENHA TAVARES
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
EDMAR LISBOA BACHA	JOÃO MARCOS PEQUENO DE BIASE
EDUARDO MAZZILLI DE VASSIMON	JOSÉ AUGUSTO DURAND
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	JOSÉ IRINEU NUNES BRAGA
RODOLFO HENRIQUE FISCHER	LILIAN SALA PULZATTO KIEFER
SÉRGIO RIBEIRO DA COSTA WERLANG	LUÍS ALBERTO PIMENTA GARCIA
MARCELO MAZIERO
EXECUTIVE BOARD	MARCELO NAIGEBORIN
MÁRIO LÚCIO GURGEL PIRES
Chief Executive Officer	MÁRIO LUÍS BRUGNETTI
CANDIDO BOTELHO BRACHER	MARIO LUIZ AMABILE
MILTON MALUHY FILHO
Managing Vice-President	ODAIR DIAS DA SILVA JUNIOR
ALBERTO FERNANDES	PASCHOAL PIPOLO BAPTISTA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	PAULO DE PAULA ABREU
EDUARDO MAZZILLI DE VASSIMON	PAULO ROMAGNOLI
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	PEDRO REZENDE MARINHO NUNES
RODRIGO PASTOR FACEIRO LIMA
Executive Directors
ALEXANDRE JADALLAH AOUDE
ANDRÉ EMILIO KOK NETO
ANDRÉ LUIS TEIXEIRA RODRIGUES
CAIO IBRAHIM DAVID
PAOLO SERGIO PELLEGRINI

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Managing Vice-President	Superintendent Director
JOSÉ FRANCISCO CANEPA	OSVALDO DO NASCIMENTO

Directors	Executive Managing Vice-President
ADRIENNE PATRICE GUEDES DAIBERT	OLAVO EGYDIO SETUBAL JÚNIOR
ARNALDO PEREIRA PINTO
CELSO LUIZ ROCHA	Executive Directors
DILSON TADEU DA COSTA RIBEIRO	CLÁUDIO CESAR SANCHES
ERIVELTO CALDERAN CORRÊA	JOSÉ CARLOS MORAES ABREU FILHO
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES	Managing Directors
FLÁVIO KITAHARA SOUSA	COSMO FALCO (*)
JACKSON RICARDO GOMES	MANES ERLICHMAN NETO
JASON PETER CRAUFORD	MARCO ANTONIO ANTUNES
LUÍS FERNANDO STAUB	NORBERTO GIL FERREIRA CAMARGO (*)
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR	(*) Elected at the ESM of 10.1.2008 - awaiting SUSEP's approval
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MAURÍCIO FERREIRA AGUDO ROMÃO
RODOLFO HENRIQUE FISCHER

4.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

	09/30/2008	09/30/2007
ASSETS
CURRENT ASSETS	309,885,162	236,486,928
CASH AND CASH EQUIVALENTS	6,020,651	4,681,082
INTERBANK INVESTMENTS (Notes 4a and 5)	84,592,614	60,303,148
Money market	73,879,934	49,361,027
Money market – assets guaranteeing technical provisions – SUSEP (Note 10b)	87,435	273,874
Interbank deposits	10,625,245	10,668,247
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	69,540,516	55,290,073
Own portfolio	21,256,768	23,635,427
Subject to repurchase commitments	1,875,499	2,808,273
Pledged in guarantee	7,237,246	4,441,223
Deposited with the Central Bank	7,715,674	-
Securities subject to unrestricted repurchase agreements	-	299
Derivative financial instruments	5,931,113	3,650,806
Assets guaranteeing technical provisions – PGBL/VGBL fund quotas (Note 10b)	21,893,675	17,456,277
Assets guaranteeing technical provisions – other securities (Note 10b)	3,630,541	3,297,768
INTERBANK ACCOUNTS	20,255,296	16,944,681
Pending settlement	2,213,084	1,852,827
Central Bank deposits	17,997,480	15,076,174
National Housing System (SFH)	23,469	9,107
Correspondents	9,451	6,573
Interbank onlending	11,812	-
INTERBRANCH ACCOUNTS	4,559	25,297
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	91,435,523	63,069,056
Operations without credit granting characteristics (Note 4d)	96,584,174	67,480,049
(Allowance for loan losses) (Note 4e)	(5,148,651)	(4,410,993)
OTHER RECEIVABLES	35,490,736	34,653,379
Foreign exchange portfolio (Note 8)	22,469,187	23,536,801
Income receivable	1,106,562	883,410
Insurance premiums receivable (Note 10b)	921,626	798,549
Negotiation and intermediation of securities	1,783,892	2,371,314
Sundry (Note 12a)	9,209,469	7,063,305
OTHER ASSETS (Note 4f)	2,545,267	1,520,212
Other assets	327,569	364,201
(Valuation allowance)	(52,097)	(60,048)
Prepaid expenses (Note 12b)	2,269,795	1,216,059
LONG-TERM RECEIVABLES	82,426,866	58,204,861
INTERBANK INVESTMENTS (Notes 4a and 5)	1,898,786	1,662,209
Money market	402,861	666,475
Money market – assets guaranteeing technical provisions – SUSEP (Note 10b)	716,972	387,202
Interbank deposits	778,953	608,532
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	12,066,313	9,223,277
Own portfolio	8,080,470	4,821,473
Subject to repurchase commitments	454,396	1,967,438
Pledged in guarantee	1,401,667	814,684
Deposited with the Central Bank	259,364	-
Derivative financial instruments	1,141,918	1,011,864
Assets guaranteeing technical provisions – other securities (Note 10b)	728,498	607,818
INTERBANK ACCOUNTS - National Housing System (SFH)	568,560	402,977
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	50,790,327	32,920,965
Operations with credit granting characteristics (Note 4d)	54,430,674	36,352,091
(Allowance for loan losses) (Note 4e)	(3,640,347)	(3,431,126)
OTHER RECEIVABLES	14,599,859	12,014,573
Foreign exchange portfolio (Note 8)	1,798,989	1,863,593
Income receivable	23,515	17,373
Sundry (Note 12a)	12,777,355	10,133,607
OTHER ASSETS – Prepaid expenses (Notes 4f and 12b)	2,503,021	1,980,860
PERMANENT ASSETS	4,287,188	3,791,820
INVESTMENTS (Notes 4g and 14a II)	1,415,788	1,196,833
Investments in affiliates	1,168,343	909,015
Other investments	347,039	361,377
(Allowance for loan losses)	(99,594)	(73,559)
FIXED ASSETS (Notes 4h and 14b)	2,059,223	1,839,020
Real estate in use	2,314,181	2,267,766
Other fixed assets	3,736,312	3,540,244
(Accumulated depreciation)	(3,991,270)	(3,968,990)
OPERATING LEASE ASSETS (Note 4i)	10,063	12,974
Leased assets	18,553	18,553
(Accumulated depreciation)	(8,490)	(5,579)
DEFERRED CHARGES (Notes 4j and 14b)	802,114	742,993
Organization and expansion expenditures	1,304,028	1,091,662
(Accumulated amortization)	(501,914)	(348,669)
TOTAL ASSETS	396,599,216	298,483,609

4.2

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

	09/30/2008	09/30/2007
LIABILITIES
CURRENT LIABILITIES	226,282,503	182,859,391
DEPOSITS (Notes 4a and 9b)	79,269,360	62,419,932
Demand deposits	19,018,447	19,017,681
Savings deposits	29,925,490	25,715,180
Interbank deposits	2,105,190	1,307,319
Time deposits	27,278,365	15,275,991
Other deposits	941,868	1,103,761
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	72,838,504	51,368,538
Own portfolio	22,347,912	19,911,248
Third-party portfolio	49,782,599	19,250,430
Free portfolio	707,993	12,206,860
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	4,912,524	4,161,927
Real estate, mortgage, credit and similar notes	2,731,181	246,678
Debentures	124,667	2,945,599
Foreign borrowings through securities	2,056,676	969,650
INTERBANK ACCOUNTS	2,872,853	2,402,679
Pending settlements	1,871,881	1,577,296
Correspondents	1,000,972	825,383
INTERBRANCH ACCOUNTS	1,963,428	1,603,304
Third-party funds in transit	1,961,468	1,590,677
Internal transfers of funds	1,960	12,627
BORROWINGS AND ONLENDING (Notes 4a and 9e)	12,045,559	9,790,384
Borrowings	9,940,759	7,931,136
Onlending	2,104,800	1,859,248
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	4,049,622	3,222,134
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	3,514,471	3,140,652
OTHER LIABILITIES	44,816,182	44,749,841
Collection and payment of taxes and contributions	3,089,022	1,687,228
Foreign exchange portfolio (Note 8)	22,124,699	24,020,306
Social and statutory (Note 15b II)	1,881,031	1,776,434
Tax and social security contributions (Notes 4l, 4m, 11c and 13c)	2,610,105	1,662,838
Negotiation and intermediation of securities	2,068,387	2,449,578
Credit card operations (Note 4d)	7,805,725	7,106,883
Securitization of foreign payment orders (Note 9f)	188,185	155,316
Subordinated debt (Note 9g)	38,357	2,025,467
Sundry (Note 12c)	5,010,671	3,865,791
LONG-TERM LIABILITIES	136,264,048	85,562,938
DEPOSITS (Notes 4a and 9b)	33,808,754	8,012,694
Interbank deposits	239,873	46,618
Time deposits	33,568,881	7,966,076
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	32,964,986	25,024,904
Own portfolio	32,964,364	25,024,904
Third-party portfolio	622	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	5,669,996	3,164,759
Real estate, mortgage, credit and similar notes	541,110	761,688
Debentures	2,025,000	-
Foreign borrowings through securities	3,103,886	2,403,071
BORROWINGS AND ONLENDING (Notes 4a and 9e)	8,762,265	6,233,991
Borrowings	3,859,627	2,409,083
Onlending	4,902,638	3,824,908
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	1,044,048	1,381,254
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	24,058,843	19,325,249
OTHER LIABILITIES	29,955,156	22,420,087
Foreign exchange portfolio (Note 8)	1,824,311	1,863,433
Tax and social security contributions (Notes 4l, 4m, 11c and 13c)	11,478,376	8,149,459
Securitization of foreign payment orders (Note 9f)	1,265,132	979,162
Subordinated debt (Note 9g)	12,473,194	8,828,555
Sundry (Note 12c)	2,914,143	2,599,478
DEFERRED INCOME (Note 4n)	90,275	76,614
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	2,371,427	1,981,891
STOCKHOLDERS’ EQUITY (Note 15)	31,590,963	28,002,775
Capital	17,000,000	14,254,213
Capital reserves	538,712	1,290,059
Revenue reserves	15,637,409	13,535,530
Adjustment to market value – securities and derivatives (Notes 4b, 4c and 6d)	(75,952)	126,011
(Treasury shares)	(1,509,206)	(1,203,038)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	396,599,216	298,483,609

4.3

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to 09/30/2008	01/01 to 09/30/2007
INCOME FROM FINANCIAL OPERATIONS	35,259,477	23,425,407
Loan, lease and other credit operations	23,691,256	15,337,579
Securities and derivative financial instruments	8,711,047	5,571,133
Financial income from insurance, pension plan and capitalization operations (Note 10c)	1,586,682	1,689,512
Foreign exchange operations	259,751	171,529
Compulsory deposits	1,010,741	655,654
EXPENSES ON FINANCIAL OPERATIONS	(18,441,552)	(7,878,469)
Money market	(15,253,372)	(6,654,722)
Financial expenses on technical provisions for pension plan and capitalization (Note 10c)	(1,284,920)	(1,385,521)
Borrowings and onlending	(1,903,260)	161,774
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	16,817,925	15,546,938
RESULT OF LOAN LOSSES (Note 7d I)	(5,072,140)	(4,200,623)
Expense for allowance for loan losses	(5,951,920)	(4,999,561)
Income from recovery of credits written off as loss	879,780	798,938
GROSS INCOME FROM FINANCIAL OPERATIONS	11,745,785	11,346,315
OTHER OPERATING REVENUE (EXPENSES)	(3,924,616)	(3,236,319)
Banking service fees (Note 12d)	6,103,917	5,806,222
Asset management	1,450,992	1,507,654
Current account services	184,131	279,265
Credit cards	1,895,941	1,749,138
Sureties and credits granted	963,799	832,094
Receipt services	773,722	687,956
Other	835,332	750,115
Income from bank charges (Note 12e)	1,573,671	1,694,395
Result from insurance, pension plan and capitalization operations (Note 10c)	1,010,895	910,844
Personnel expenses (Note 12f)	(4,614,338)	(3,966,268)
Other administrative expenses (Note 12g)	(5,105,883)	(4,706,248)
Tax expenses (Notes 4m and 13a II)	(1,634,359)	(1,803,704)
Equity in earnings of affiliates (Note 14a III)	102,874	88,979
Other operating revenues (Note 12h)	552,170	377,730
Other operating expenses (Note 12i)	(1,913,563)	(1,638,269)
OPERATING INCOME	7,821,169	8,109,996
NON-OPERATING INCOME (Note 12j)	315,545	2,413,234
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	8,136,714	10,523,230
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	(1,404,380)	(3,613,797)
Due on operations for the period	(1,899,623)	(3,138,973)
Related to temporary differences	495,243	(474,824)
PROFIT SHARING	(645,909)	(553,600)
Employees – Law No. 10,101 of 12/19/2000	(500,965)	(469,046)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(144,944)	(84,554)
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	(154,618)	88,490
NET INCOME	5,931,807	6,444,323
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	2,971,266,531	2,999,250,490
NET INCOME PER SHARE – R$	2.00	2.15
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 09/30)	10.65	9.35

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 21h)	98,966	(1,055,046)
NET INCOME WITHOUT NONRECURRING EFFECTS	6,030,773	5,389,277
NET INCOME PER SHARE – R$	2.03	1.80

4.4

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In thousands of Reais)

	01/01 to 09/30/2008	01/01 to 09/30/2007
A – FINANCIAL RESOURCES WERE PROVIDED BY	102,546,519	91,136,697
ADJUSTED NET INCOME	6,118,620	6,829,691
Net income	5,931,807	6,444,323
Adjustments to net income:	186,813	385,368
Depreciation and amortization	434,981	497,015
Equity in earnings of affiliates	(102,874)	(88,979)
Other (Note 12h)	(145,294)	(22,668)
STOCKHOLDERS’ RESOURCES – Granting of stock options	82,073	107,842
THIRD-PARTY’S RESOURCES ARISING FROM	96,116,642	84,237,471
- Increase in liabilities:	95,897,797	82,857,392
Deposits	31,485,937	9,259,752
Deposits received under securities repurchase agreements	41,070,372	37,048,734
Funds from acceptance and issuance of securities	2,211,412	-
Interbank and interbranch accounts	-	35,569
Borrowings and onlending	4,007,657	5,507,309
Derivative financial instruments	1,236,366	2,357,121
Technical provisions for insurance, pension plan and capitalization	3,741,215	3,429,450
Foreign exchange portfolio	5,031,442	12,760,135
Subordinated debt	1,180,989	7,010,832
Other liabilities	5,932,407	5,448,490
- Changes in deferred income	16,766	(4,538)
- Disposal of assets and investments:	113,199	360,321
Assets not for own use	60,535	42,407
Fixed assets	43,739	312,251
Investments	8,925	5,663
- Elimination of investments included in consolidation for the period	-	963,467
- Dividends received from affiliates	88,880	60,829
NET CHANGES IN MINORITY INTEREST	229,184	(38,307)
B – FINANCIAL RESOURCES WERE USED FOR	100,813,747	89,846,982
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,960,862	1,815,698
PURCHASE OF TREASURY SHARES	1,289,995	260,627
INVESTMENTS IN:	618,388	565,118
- Assets not for own use	29,814	23,326
- Fixed assets	361,577	437,398
- Investments	226,997	104,394
DEFERRED CHARGES	195,016	438,518
INCREASE IN ASSETS	96,749,486	86,552,317
- Interbank investments	29,706,153	30,556,435
- Securities and derivative financial instruments	20,433,569	18,339,476
- Interbank and interbranch accounts	120,781	-
- Loan, lease and other credit operations	34,603,536	19,272,289
- Foreign exchange portfolio	5,498,362	12,528,379
- Other receivables	5,927,562	4,038,205
- Other assets	459,523	1,817,533
DECREASE IN LIABILITIES – Funds from acceptance and issuance of securities	-	214,704
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	1,732,772	1,289,715
CHANGES IN FINANCIAL POSITION:
Cash and cash equivalents:
- At the beginning of the period	4,287,879	3,391,367
- At the end of the period	6,020,651	4,681,082
- Increase (decrease)	1,732,772	1,289,715

4.5

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Balance Sheet
(In thousands of Reais)

	09/30/2008	09/30/2007
ASSETS
CURRENT ASSETS	616,606	499,772
CASH AND CASH EQUIVALENTS	147	114
INTERBANK INVESTMENTS – Money market (Notes 4a and 5)	184,148	112,042
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	-	21,726
OTHER RECEIVABLES	429,512	363,719
Income receivable (Note 14a I)	39,840	-
Sundry (Note 12a)	389,672	363,719
OTHER ASSETS – Prepaid expenses (Note 4f)	2,799	2,171
LONG-TERM RECEIVABLES	490,664	672,577
INTERBANK INVESTMENTS – Interbank deposits (Notes 4a and 5)	400,202	629,455
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	23,878	21,321
Own portfolio	23,878	20,352
Pledged in guarantee	-	969
OTHER RECEIVABLES - Sundry (Note 12a)	66,584	21,801
PERMANENT ASSETS	34,666,579	31,062,725
INVESTMENTS	34,665,963	31,062,295
Investments in subsidiaries (Notes 4g and 14a I )	34,665,556	31,062,295
Other	407	-
FIXED ASSETS AND DEFERRED CHARGES (Notes 4h and 4j)	616	430
TOTAL ASSETS	35,773,849	32,235,074
LIABILITIES
CURRENT LIABILITIES	1,324,551	1,250,791
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	89	154
OTHER LIABILITIES	1,324,462	1,250,637
Social and statutory (Note 15b II)	1,313,864	1,218,938
Tax and social security contributions (Note 13c)	1,292	534
Sundry (Note 12c)	9,306	31,165
LONG-TERM LIABILITIES	516,494	87,942
DEPOSITS – Interbank deposits (Notes 4a and 9b)	334,891	-
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	1,426	-
OTHER LIABILITIES	180,177	87,942
Tax and social security contributions (Note 13c)	178,651	87,942
Sundry (Note 12c)	1,526	-
STOCKHOLDERS’ EQUITY (Note 15)	33,932,804	30,896,341
Capital	17,000,000	14,254,213
Capital reserves	538,712	1,290,059
Revenue reserves	17,979,250	16,429,096
Adjustment to market value – securities and derivative financial instruments (Notes 4b, 4c and 6d)	(75,952)	126,011
(Treasury shares)	(1,509,206)	(1,203,038)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	35,773,849	32,235,074

4.6

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Income
(In thousands of Reais)

	01/01 to 09/30/2008	01/01 to 09/30/2007
INCOME FROM FINANCIAL OPERATIONS	39,730	114,057
Securities and derivative financial instruments	39,730	114,057
EXPENSES ON FINANCIAL OPERATIONS	(23,464)	-
Money market	(23,464)	-
GROSS INCOME FROM FINANCIAL OPERATIONS	16,266	114,057
OTHER OPERATING REVENUE (EXPENSES)	5,161,595	6,043,905
Personnel expenses	(25,982)	(16,887)
Other administrative expenses	(25,534)	(41,217)
Tax expenses (Note 13a II)	(15,835)	(33,660)
Equity in earnings of subsidiaries (Note 14a I)	5,266,209	6,170,153
Other operating revenue (expenses)	(37,263)	(34,484)
OPERATING INCOME	5,177,861	6,157,962
NON-OPERATING INCOME	7,588	7,638
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	5,185,449	6,165,600
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4m)	332,067	(192,584)
Due on operations for the period	(12,003)	(1,759)
Related to temporary differences	344,070	(190,825)
PROFIT SHARING	(7,148)	(6,236)
Employees – Law No. 10,101 of 12/19/2000	(2,608)	(2,383)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(4,540)	(3,853)
NET INCOME	5,510,368	5,966,780
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	2,971,266,531	2,999,250,490
NET INCOME PER SHARE – R$	1.85	1.99
BOOK VALUE PER SHARE – R$	11.44	10.32

4.7

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Changes in Stockholders’ Equity (Note 15)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to market value – securities and derivative financial instruments	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2007	14,254,213	1,290,005	12,350,694	163,600	-	(1,122,933)	26,935,579
Restatement of equity securities	-	54	-	-	-	-	54
Treasury shares	-	-	(72,680)	-	-	(80,105)	(152,785)
Purchase of treasury shares	-	-	-	-	-	(260,627)	(260,627)
Granting of stock options – exercised options	-	-	(72,680)	-	-	180,522	107,842
Change in adjustment to market value	-	-	-	(37,589)		-	(37,589)
Complementary interest on capital paid on 03/08/2007 – Fiscal year 2006	-	-	(5,174)	-	-	-	(5,174)
Net income	-	-	-	-	5,966,780	-	5,966,780
Appropriations:
Legal reserve	-	-	298,339	-	(298,339)	-	-
Statutory reserves	-	-	3,857,917	-	(3,857,917)	-	-
Dividends and interest on capital	-	-	-	-	(1,810,524)	-	(1,810,524)
BALANCES AT 09/30/2007	14,254,213	1,290,059	16,429,096	126,011	-	(1,203,038)	30,896,341
CHANGES IN THE PERIOD	-	54	4,078,402	(37,589)	-	(80,105)	3,960,762
BALANCES AT 01/01/2008	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
Capitalization with reserves – ASM/ESM of 04/23/2008	2,745,787	-	(2,745,787)	-	-	-	-
Restatement of equity securities and others	-	271	-	-	-	-	271
Treasury shares	-	(751,618)	(119,492)	-	-	(336,812)	(1,207,922)
Purchase of treasury shares	-	-	-	-	-	(1,289,995)	(1,289,995)
Granting of stock options – exercised options	-	-	(119,492)	-	-	201,565	82,073
Cancellation of shares – ASM/ESM of 04/23/2008	-	(751,618)	-	-	-	751,618	-
Change in adjustment to market value	-	-	-	(141,419)	-	-	(141,419)
Reversal of interest on capital and dividends paid on 03/03/2008 – Fiscal year 2007	-	-	3,837	-	-	-	3,837
Net income	-	-	-	-	5,510,368	-	5,510,368
Appropriations:
Legal reserve	-	-	275,518	-	(275,518)	-	-
Statutory reserves	-	-	3,270,151	-	(3,270,151)	-	-
Dividends and interest on capital	-	-	-	-	(1,964,699)	-	(1,964,699)
BALANCES AT 09/30/2008	17,000,000	538,712	17,979,250	(75,952)	-	(1,509,206)	33,932,804
CHANGES IN THE PERIOD	2,745,787	(751,347)	684,227	(141,419)	-	(336,812)	2,200,436

4.8

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Changes in Financial Position
(In thousands of Reais)

	01/01 to 09/30/2008	01/01 to 09/30/2007
A – FINANCIAL RESOURCES WERE PROVIDED BY	4,362,744	2,617,118
Adjusted net income (loss)	282,859	(164,702)
Net income	5,510,368	5,966,780
- Adjustments to net income	(5,227,509)	(6,131,482)
Equity in earnings of subsidiaries	(5,266,209)	(6,170,153)
Amortization of goodwill	38,559	38,558
Other	141	113
STOCKHOLDERS’ RESOURCES – Granting of stock options – exercised options	82,073	107,842
THIRD-PARTY’S RESOURCES:	3,997,812	2,673,978
- Increase in liabilities:	335,805	-
Deposits	334,891	-
Derivative financial instruments	914	-
- Decrease in assets:	1,563,572	773,140
Interbank investments	271,797	10,258
Securities and derivative financial instruments	28,528	-
Other receivables and other assets	1,263,247	762,882
- Disposal of investments	-	16
- Sale of fixed assets	17	-
- Interest on capital and dividends received from subsidiaries	2,098,418	1,900,822
B – FINANCIAL RESOURCES WERE USED FOR	4,362,731	2,617,114
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,960,862	1,815,698
PURCHASE OF TREASURY SHARES	1,289,995	260,627
INVESTMENTS IN:	301,325	179
- Investments	300,615	-
- Other investments	407	-
- Fixed assets/ deferred charges	303	179
INCREASE IN ASSETS:	-	20,685
- Securities and derivative financial instruments	-	20,685
DECREASE IN LIABILITIES:	810,549	519,925
- Derivative financial instruments	-	53,781
- Other liabilities	810,549	466,144
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	13	4
CHANGES IN FINANCIAL POSITION:
Cash and cash equivalents:
- At the beginning of the period	134	110
- At the end of the period	147	114
- Increase (decrease)	13	4

5.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO SEPTEMBER 30, 2008 AND 2007
(In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

5.2

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law (Note 21i) and instructions issued by Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP),which include the use of estimates necessary to calculate accounting provisions.

CMN Resolution No. 3,518 of December 6, 2007 governs the collection of service fees by the financial institutions and other institutions authorized to operate by BACEN, producing effects as from April 30, 2008. The income arising from the collection of these fees will be disclosed in the Consolidated Statement of Income, in the “Income from bank fees” heading, created by BACEN Circular Letter No. 3,324 of June 12, 2008 (Note 12e).

In order to enable the proper analysis of the net income, the heading “Net income without the nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of the nonrecurring effects” (Note 21h).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

5.3

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders’ Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ HOLDING, the goodwill recorded in subsidiaries, mainly originated from the acquisition of BanKBoston (BKB) operations in Brazil, Chile and Uruguay, of BanKBoston International (BBI) and BanKBoston Trust Company Limited (BBT), from the partnership to set up Financeira Itaú CBD and Americanas Itaú and from the acquisition of part of the shares of BPI S.A. (BPI), is being amortized based on the expected future profitability (10 years) or upon realization of investments.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

5.4

The consolidated financial statements comprise ITAÚ HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	09/30/2008	09/30/2007
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.	(1)	Argentina	99.96	99.99
Banco Itaú BBA S.A.		Brazil	95.75	95.75
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(2)	Luxembourg	19.52	19.52
Banco Itaú Europa, S.A.	(2)	Portugal	19.53	19.53
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaú S.A.		Brazil	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participações S.A.	(3)	Brazil	41.66	41.66
Cia. Itaú de Capitalização		Brazil	99.99	99.99
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(3)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(4)	Brazil	50.00	50.00
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(5)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	99.99	100.00
Itaú XL Seguros Corporativos S.A.	(4)	Brazil	50.00	50.00
ItauBank Leasing S.A. Arrendamento Mercantil		Brazil	99.99	99.99
Itaúsa Export S.A.	(2)	Brazil	22.23	22.23
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Redecard S.A.	(3)	Brazil	23.21	23.21

(1)	New company’s name of Banco Itaú Buen Ayre S.A., approved by the Central Bank of Argentina on 07/24/2008.
(2)	Affiliated companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa – Investimentos Itaú S.A. (ITAÚSA);
(3)	Companies with shared control included proportionally in consolidation.
(4)	Company with shared company, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ HOLDING.
(5)	It does not include Redeemable Preferred Shares (Note 9g).

5.5

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at September 30, 2008, according to present regulation, are as follows:

	Financial system Consolidated (1)	Economic-financial consolidated (2)
Referential equity (3)	41,284,592	41,388,588
Basel ratio	14.7%	14.9%
Tier I	11.5%	11.7%
Tier II	3.2%	3.2%
Fixed assets ratio (4)	47.1%	16.7%
Excess capital in relation to fixed assets	1,210,049	13,768,810

(1)	Consolidated financial statements including financial companies only.
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (14.9%, based on economic-financial consolidated) to be adequate, taking into account the following:

a) It is much higher than the minimum required by the authorities (11.0%);

b) In view of the realizable values of assets (Note 17), the additional provision exceeding the minimum required and unrecorded deferred tax assets, the ratio would increase to 16.4%.

CMN Resolution No. 3,490, of August 29, 2007, which provides for the criteria for computation of the Required Referential Equity (PRE), has been in effect since July 1, 2008. For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars No. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operational risk, were followed. For the operational risk portion, ITAÚ HOLDING opted for the use of the Alternative Standardized Approach.

The changes arising from the new regulation, after considering all impacts, have not shown significant effects in the credit risk and market risk portions. The operational risk portion will be increasingly incorporated, as set forth by Circular No. 3,383. Initially, it stands at 20% of the determined amount, and it will be increased every six-month period until reaching the full capital amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 14.0% for the Financial System Consolidated and 14.1% for the Economic-Financial Consolidated.

5.6

The Referential Equity used for calculation of ratios and composition of risk exposures at September 30, 2008 are as follows:

	Financial system consolidated		Economic- financial consolidated
ITAÚ HOLDING Stockholders’ equity (Consolidated)	31,590,963		31,590,963
Minority interests in subsidiaries	2,189,704		2,311,232
Unrealized income (loss)	2,362		-
Consolidated stockholders’ equity (BACEN)	33,783,029		33,902,195
Subordinated debt	8,310,767		8,310,767
Deferred tax assets excluded from Tier I	(453,868)		(453,868)
Deferred assets excluded from Tier I	(293,299)		(297,024)
Tier I + Tier II	41,346,629		41,462,070
Exclusions (*):
Funding instruments issued by financial institutions	(62,037)		(73,482)
Referential equity	41,284,592		41,388,588

Risk exposure:
Credit	27,508,640	89.0%	27,185,644	88.9%
Operational	403,567	1.3%	403,567	1.3%
Market	2,998,004	9.7%	2,998,004	9.8%
Gold, foreign currencies and operations subject to exchange variation	2,649,953	8.6%	2,649,953	8.7%
Operations subject to interest rate variation	231,349	0.7%	231,349	0.8%
Operations subject to commodity price variation	8,527	0.0%	8,527	0.0%
Operations subject to stock price variation	108,175	0.4%	108,175	0.3%
Required Referential Equity	30,910,211	100.0%	30,587,215	100.0%
Excess capital in relation to Required Referential Equity	10,374,381		10,801,373

(*) Starting June 30, 2008, the indirect interest in Banco Itaú Europa, S.A. has no longer been considered in exclusions.

5.7

During the period, the effects of the changes on legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2007 – Criterion prior to Resolution No. 3,490/07	36,937,627	197,140,303	18.7%	37,094,609	207,726,168	17.9%
Result for the first half	4,128,569	-	2.1%	4,114,458	-	2.0%
Interest on capital and dividends	(1,327,602)	-	-0.6%	(1,327,602)	-	-0.6%
Changes in adjustment to market value	(171,254)	-	-0.1%	(171,254)	-	-0.1%
Treasury shares	(1,213,413)	-	-0.6%	(1,213,413)	-	-0.6%
Subordinated debt	1,134,923	-	0.6%	1,134,923	-	0.5%
Deferred assets excluded from Tier I of referential equity	(121,370)	(121,370)	-0.1%	(122,440)	(122,440)	-0.1%
Other changes in referential equity	122,139	-	0.1%	93,944	-	0.1%
Changes in risk exposure	-	34,277,311	-3.0%	-	34,254,353	-2.7%
Ratio at 06/30/2008 – Criterion prior to Resolution No. 3,490/07	39,489,619	231,296,244	17.1%	39,603,225	241,858,081	16.4%
Effects of Resolution No. 3,490/07	-	5,488,761	-0.5%	-	(419,349)	0.0%
Ratio at 06/30/2008 under the current criterion	39,489,619	236,785,005	16.7%	39,603,225	241,438,732	16.4%
Result for the quarter	1,897,445	-	0.8%	1,962,279	-	0.9%
Interest on capital and dividends	(633,260)	-	-0.3%	(633,260)	-	-0.3%
Changes in adjustment to market value	29,835	-	0.0%	29,835	-	0.0%
Treasury shares	5,491	-	0.0%	5,491	-	0.0%
Subordinated debt	283,008	-	0.1%	283,008	-	0.1%
Deferred assets excluded from Tier I of referential equity	(116,766)	(116,766)	0.0%	(116,126)	(116,126)	0.0%
Other changes in referential equity	329,220	-	0.1%	254,136	-	0.1%
Changes in risk exposure	-	44,333,675	-2.7%	-	36,742,982	-2.3%
Ratio at 09/30/2008 under the current criterion	41,284,592	281,001,914	14.7%	41,388,588	278,065,588	14.9%

5.8

b) Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolution No. 178 of December 28, 2007 and Circular No. 355 of December 14, 2007. The regulations, in force as from January 2008, provide for the rules on minimum capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAÚ HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of September 30, 2008, the capital required by the new SUSEP regulation was R$ 505,603, for an existing adjusted stockholders’ equity of R$ 2,198,514.

5.9

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c)
Derivative financial instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statements of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

•
Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

5.10

d)
Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations.

e)
Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f)
Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g)
Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4%	to	8%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

i)
Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j)
Deferred charges - Deferred organization and expansion expenditures mainly represent leasehold improvements and acquisition of software, and acquisition of customer portfolios, which are amortized in periods from five to ten years.

5.11

k)
Technical Provisions of Insurance, Pension Plan and Capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007.

I- Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated pro rata die, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims: recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II - Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions daily adjusted by the Investment Portfolio and the funds guaranteeing them, according to the plan’s regulation;

•
Provision for financial variation – recognized according to the methodology provided for by Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

III- Capitalization

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for by Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

5.12

l) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security: assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I- Contingent Assets and Liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent Assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent Liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m)	Taxes– These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%

(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727 of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

n)
Deferred income – This refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

5.13

NOTE 5 - INTERBANK INVESTMENTS

	09/30/2008						09/30/2007
	0-30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	58,995,241	13,875,831	1,008,862	402,861	74,282,795	85.9	50,027,502	80.7
Funded position (*)	9,985,525	12,391,651	1,008,862	402,861	23,788,899	27.5	18,568,079	30.0
Financed position	48,981,043	830,597	-	-	49,811,640	57.6	31,255,534	50.4
With free movement	-	825,796	-	-	825,796	1.0	12,003,365	19.3
Without free movement	48,981,043	4,801	-	-	48,985,844	56.6	19,252,169	31.1
Short position	28,673	653,583	-	-	682,256	0.8	203,889	0.3
Money market – Assets Guaranteeing Technical Provisions - SUSEP	71,753	15,682	-	716,972	804,407	0.9	661,076	1.1
Interbank deposits	7,140,491	2,046,371	1,438,383	778,953	11,404,198	13.2	11,276,779	18.2
TOTAL	66,207,485	15,937,884	2,447,245	1,898,786	86,491,400		61,965,357
% per maturity term	76.5	18.5	2.8	2.2
TOTAL – 09/30/2007	50,934,106	6,796,323	2,572,719	1,662,209	61,965,357
% per maturity term	82.1	11.0	4.2	2.7

(*) Includes R$ 13,502,433 (R$ 6,621,263 at 09/30/2007) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&F Bovespa S.A. - Brazilian Stock, Mercantile and Futures Exchange (BM&F Bovespa) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at September 30, 2008, the portfolio is composed of Money Market – Funded Position falling due in up to 30 days amounting to R$ 184,148 (R$ 112,042 at 09/30/2007) and Interbank Deposits over 365 days amounting to R$ 400,202 (R$ 629,455 at 09/30/2007).

5.14

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2008											09/30/2007
		Provision for adjustment to market value with impact on:
	Cost	Results	Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	22,550,803	(42,482)	22,913	22,531,234	27.6	343,003	155,763	1,483,790	3,468,051	6,061,302	11,019,325	14,078,419
Financial Treasury Bills	10,357,088	(14,275)	161	10,342,974	12.7	8,708	147,640	635,325	1,596,148	1,644,877	6,310,276	2,956,809
National Treasury Bills	6,291,291	(9,657)	(8,319)	6,273,315	7.7	286,673	-	809,789	1,816,523	3,360,330	-	7,779,652
National Treasury Notes	4,782,726	(13,735)	41,033	4,810,024	5.9	3,880	3,137	22,531	30,233	1,014,276	3,735,967	2,100,237
National Treasury Notes - M	12,958	-	-	12,958	-	6,479	-	-	6,479	-	-	34,538
National Treasury/Securitization	197,127	(4,526)	(6,276)	186,325	0.2	2,016	4,075	14,268	8,932	24,329	132,705	173,510
Brazilian External Debt Bonds	876,225	(289)	(3,686)	872,280	1.1	1,889	911	1,877	9,736	17,490	840,377	937,353
Investment in Non-exclusive Funds	33,358	-	-	33,358	-	33,358	-	-	-	-	-	91,567
Other	-	-	-	-	-	-	-	-	-	-	-	4,753
GOVERNMENT SECURITIES - ABROAD	11,841,551	23,568	46,347	11,911,466	14.7	927,687	1,995,359	1,286,617	3,540,934	3,353,281	807,588	14,363,072
Portugal	244,567	-	943	245,510	0.3	245,510	-	-	-	-	-	238,838
Austria	2,821,616	-	872	2,822,488	3.5	16,396	828,076	855,946	583,869	538,201	-	3,339,759
Argentina	69,027	(1,464)	-	67,563	0.1	-	-	-	8,187	31,534	27,842	50,795
Central Bank	46,857	(643)	-	46,214	0.1	-	-	-	8,187	31,534	6,493	45,838
National Treasury	22,170	(821)	-	21,349	-	-	-	-	-	-	21,349	4,957
Russia	-	-	-	-	-	-	-	-	-	-	-	165,106
Denmark	1,771,967	-	23,718	1,795,685	2.2	-	203,304	2,879	448,353	1,141,149	-	314,962
Spain	3,683,714	16,291	25,424	3,725,429	4.6	226,751	216,000	-	1,851,204	1,431,474	-	3,162,366
Korea	1,238,704	(2,628)	37	1,236,113	1.5	214,797	629,362	99,661	292,293	-	-	3,787,542
Chile	455,870	(33)	(5,882)	449,955	0.6	14,725	98,256	310,155	10,045	9,486	7,288	347,121
Uruguay	120,291	31	-	120,322	0.1	5,229	20,358	9,673	6,799	40,332	37,931	94,922
United States	888,562	11,432	99	900,093	1.1	-	-	8,288	-	160,693	731,112	2,568,470
Norway	538,280	-	1,136	539,416	0.7	199,264	-	-	340,152	-	-	187,000
Mexico	5,935	(10)	-	5,925	-	4,896	2	13	-	412	602	30,392
Italy	-	-	-	-	-	-	-	-	-	-	-	69,799
Other	3,018	(51)	-	2,967	-	119	1	2	32	-	2,813	6,000
CORPORATE SECURITIES	18,421,372	(46,489)	(177,460)	18,197,423	22.3	5,937,371	1,154,352	2,057,254	1,854,886	1,320,935	5,872,625	13,952,912
Eurobonds and others	3,903,848	(15,646)	(68,180)	3,820,022	4.7	388,055	208,968	1,253,231	131,002	193,517	1,645,249	4,083,179
Bank Deposit Certificate	1,823,565	-	-	1,823,565	2.2	77,631	120,913	241,671	346,513	337,865	698,972	2,721,504
Shares	2,543,641	(30,432)	(11,643)	2,501,566	3.1	2,501,566	-	-	-	-	-	1,394,433
Debentures	3,422,609	(464)	6,293	3,428,438	4.2	200,932	253,316	169,582	502,826	767,559	1,534,223	2,837,123
Promissory notes	1,823,787	-	1,032	1,824,819	2.2	-	566,145	392,545	866,129	-	-	205,982
Quotas of funds	2,611,684	(294)	12,336	2,623,726	3.2	2,620,273	-	-	-	3,453	-	2,024,482
Fixed income	1,469,496	-	-	1,469,496	1.8	1,466,043	-	-	-	3,453	-	641,525
Credit rights	1,019,196	-	-	1,019,196	1.2	1,019,196	-	-	-	-	-	1,206,310
Other	122,992	(294)	12,336	135,034	0.2	135,034	-	-	-	-	-	176,647
Securitized real estate loans	2,292,190	347	(117,298)	2,175,239	2.7	148,914	5,008	218	8,416	18,541	1,994,142	661,559
Other	48	-	-	48	-	-	2	7	-	-	39	24,650
PGBL/VGBL FUND QUOTAS (1)	21,893,675	-	-	21,893,675	26.8	21,893,675	-	-	-	-	-	17,456,277
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	74,707,401	(65,403)	(108,200)	74,533,798	91.4	29,101,736	3,305,474	4,827,661	8,863,871	10,735,518	17,699,538	59,850,680
Trading securities	49,415,217	(65,403)	-	49,349,814	60.5	24,569,740	458,334	2,264,003	4,547,076	5,734,631	11,776,030	39,956,611
Available-for-sale securities	24,101,475	-	(108,200)	23,993,275	29.4	4,522,745	2,842,926	2,551,816	4,278,376	4,982,595	4,814,817	18,455,464
Held-to-maturity securities (2)	1,190,709	-	-	1,190,709	1.5	9,251	4,214	11,842	38,419	18,292	1,108,691	1,438,605
DERIVATIVE FINANCIAL INSTRUMENTS	6,573,796	499,235	-	7,073,031	8.6	1,320,569	1,994,732	1,281,835	1,333,977	471,759	670,159	4,662,670

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	81,281,197	433,832	(108,200)	81,606,829	100.0	30,422,305	5,300,206	6,109,496	10,197,848	11,207,277	18,369,697	64,513,350
						37.6%	6.4%	7.4%	12.3%	13.9%	22.4%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(4,317,167)	(776,503)	-	(5,093,670)	100.0	(995,147)	(1,405,190)	(904,952)	(744,333)	(443,149)	(600,899)	(4,603,388)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.
(2) Unrecorded positive adjustment to market value in the amount of R$ 173,150 (R$ 210,214 at 09/30/2007), according to Note 6e.

5.15

b) Summary by portfolio

	09/30/2008
		Restricted to					Assets guaranteeing
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Free movement	Central Bank (2)	Derivative financial instruments	technical provisions (Note 10b)	Total
GOVERNMENT SECURITIES - DOMESTIC	6,960,780	1,231,668	4,560,519	-	7,975,038	-	1,803,229	22,531,234
Financial Treasury Bills	3,400,106	69,390	1,684,989	-	4,808,363	-	380,126	10,342,974
National Treasury Bills	1,786,620	693,590	2,003,098	-	1,633,461	-	156,546	6,273,315
National Treasury Notes	1,075,898	61,923	872,432	-	1,533,214	-	1,266,557	4,810,024
National Treasury Notes - M	12,958	-	-	-	-	-	-	12,958
National Treasury/Securitization	186,325	-	-	-	-	-	-	186,325
Brazilian External Debt Bonds	465,515	406,765	-	-	-	-	-	872,280
Investments in Non-exclusive Funds	33,358	-	-	-	-	-	-	33,358
GOVERNMENT SECURITIES - ABROAD	6,941,633	901,719	4,068,114	-	-	-	-	11,911,466
Portugal	245,510	-	-	-	-	-	-	245,510
Austria	988,756	-	1,833,732	-	-	-	-	2,822,488
Argentina	39,223	28,340	-	-	-	-	-	67,563
Central Bank	17,874	28,340	-	-	-	-	-	46,214
National Treasury	21,349	-	-	-	-	-	-	21,349
Denmark	1,271,905	-	523,780	-	-	-	-	1,795,685
Spain	2,299,001	-	1,426,428	-	-	-	-	3,725,429
Korea	1,158,421	-	77,692	-	-	-	-	1,236,113
Chile	440,339	9,616	-	-	-	-	-	449,955
Uruguay	120,322	-	-	-	-	-	-	120,322
United States	3,364	863,763	32,966	-	-	-	-	900,093
Norway	365,900	-	173,516	-	-	-	-	539,416
Mexico	5,925	-	-	-	-	-	-	5,925
Other	2,967	-	-	-	-	-	-	2,967
CORPORATE SECURITIES	15,434,825	196,508	10,280	-	-	-	2,555,810	18,197,423
Eurobonds and others	3,679,977	140,045	-	-	-	-	-	3,820,022
Bank Deposit Certificates:	495,087	-	10,145	-	-	-	1,318,333	1,823,565
Shares	2,501,431	-	135	-	-	-	-	2,501,566
Debentures	2,514,680	56,463	-	-	-	-	857,295	3,428,438
Promissory notes	1,702,973	-	-	-	-	-	121,846	1,824,819
Quotas of funds	2,377,912	-	-	-	-	-	245,814	2,623,726
Fixed income	1,412,721	-	-	-	-	-	56,775	1,469,496
Credit rights	830,157	-	-	-	-		189,039	1,019,196
Other	135,034	-	-	-	-	-	-	135,034
Securitized real estate loans	2,162,717	-	-	-	-	-	12,522	2,175,239
Other	48	-	-	-	-	-	-	48
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	21,893,675	21,893,675
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	29,337,238	2,329,895	8,638,913	-	7,975,038	-	26,252,714	74,533,798
Trading securities	9,853,769	1,862,711	4,532,791	-	7,715,674	-	25,384,869	49,349,814
Available-for-sale securities	19,141,382	254,607	4,037,131	-	259,364	-	300,791	23,993,275
Held-to-maturity securities	342,087	212,577	68,991	-	-	-	567,054	1,190,709
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	7,073,031	-	7,073,031
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	29,337,238	2,329,895	8,638,913	-	7,975,038	7,073,031	26,252,714	81,606,829
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 09/30/2007	28,456,900	4,775,711	5,255,907	299	-	4,662,670	21,361,863	64,513,350

(1) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2) Represent securities in compulsory deposits.

5.16

c) Trading securities

	09/30/2008										09/30/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	19,021,601	(42,482)	18,979,119	38.6	223,987	125,988	1,373,716	3,307,848	4,828,706	9,118,874	10,401,383
Financial Treasury Bills	8,825,583	(14,275)	8,811,308	17.9	-	121,676	537,149	1,458,866	788,924	5,904,693	1,896,840
National Treasury Bills	5,831,285	(9,657)	5,821,628	11.8	186,724	-	809,789	1,816,206	3,008,909	-	7,052,861
National Treasury Notes	3,940,537	(13,735)	3,926,802	8.0	-	1,067	10,955	14,108	990,683	2,909,989	1,008,005
National Treasury/Securitization	93,084	(4,526)	88,558	0.2	2,016	2,334	14,268	8,932	22,700	38,308	79,880
Brazilian External Debt Bonds	297,754	(289)	297,465	0.6	1,889	911	1,555	9,736	17,490	265,884	272,230
Investments in Non-exclusive Funds	33,358	-	33,358	0.1	33,358	-	-	-	-	-	91,567
GOVERNMENT SECURITIES - ABROAD	1,815,836	23,568	1,839,404	3.7	5,784	106,849	29,924	751,720	199,960	745,167	5,462,608
Argentina	68,105	(1,464)	66,641	0.1	-	-	-	8,187	31,534	26,920	11,411
Central Bank	46,857	(643)	46,214	0.1	-	-	-	8,187	31,534	6,493	6,454
National Treasury	21,248	(821)	20,427	-	-	-	-	-	-	20,427	4,957
Russia	-	-	-	-	-	-	-	-	-	-	165,106
Denmark	-	-	-	-	-	-	-	-	-	-	198,270
Spain	431,419	16,291	447,710	0.9	-	-	-	447,710	-	-	852,513
Korea	401,724	(2,628)	399,096	0.8	-	106,803	-	292,293	-	-	1,597,470
Chile	36,541	(33)	36,508	0.1	769	43	21,736	3,498	7,321	3,141	32,859
Uruguay	86	31	117	-	-	-	-	-	-	117	117
United States	869,008	11,432	880,440	1.7	-	-	8,173	-	160,693	711,574	2,568,470
Mexico	5,935	(10)	5,925	-	4,896	2	13	-	412	602	30,392
Other	3,018	(51)	2,967	-	119	1	2	32	-	2,813	6,000
CORPORATE SECURITIES	6,684,105	(46,489)	6,637,616	13.3	2,446,294	225,497	860,363	487,508	705,965	1,911,989	6,636,343
Eurobonds and others	1,117,529	(15,646)	1,101,883	2.1	15,170	19,261	494,346	71,498	152,739	348,869	1,056,243
Bank Deposit Certificates	1,792,024	-	1,792,024	3.6	77,631	120,913	241,671	314,972	337,865	698,972	2,259,529
Shares	652,970	(30,432)	622,538	1.3	622,538	-	-	-	-	-	840,999
Debentures	1,238,716	(464)	1,238,252	2.5	60,337	7,602	20,323	101,038	210,698	838,254	1,244,038
Promissory notes	176,882	-	176,882	0.4	-	72,859	104,023	-	-	-	-
Quotas of funds	1,670,912	(294)	1,670,618	3.3	1,670,618	-	-	-	-	-	1,090,331
Fixed income	1,347,163	-	1,347,163	2.7	1,347,163	-	-	-	-	-	625,587
Credit rights	261,166	-	261,166	0.5	261,166	-	-	-	-	-	380,404
Other	62,583	(294)	62,289	0.1	62,289	-	-	-	-	-	84,340
Securitized real estate loans	35,072	347	35,419	0.1	-	4,862	-	-	4,663	25,894	120,595
Other	-	-	-	-	-	-	-	-	-	-	24,608
PGBL/VGBL FUND QUOTAS	21,893,675	-	21,893,675	44.4	21,893,675	-	-	-	-	-	17,456,277
Total	49,415,217	(65,403)	49,349,814	100.0	24,569,740	458,334	2,264,003	4,547,076	5,734,631	11,776,030	39,956,611
% per maturity term					50.9%	0.9%	4.5%	9.2%	11.3%	23.2%
Total 09/30/2007	39,860,179	96,432	39,956,611	100.0	19,821,264	542,072	1,837,356	6,029,234	7,149,762	4,576,923
% per maturity term					49.5%	1.4%	4.6%	15.1%	17.9%	11.5%

5.17

d) Available-for-sale securities

	09/30/2008										09/30/2007
	Cost	Adjustment to market value (in stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	2,656,511	22,913	2,679,424	11.2	109,882	29,775	100,994	142,368	1,215,769	1,080,636	2,556,031
Financial Treasury Bills	1,531,505	161	1,531,666	6.4	8,708	25,964	98,176	137,282	855,953	405,583	1,059,969
National Treasury Bills	460,006	(8,319)	451,687	1.9	99,949	-	-	317	351,421	-	726,791
National Treasury Notes	244,571	41,033	285,604	1.2	1,225	2,070	2,496	4,769	6,766	268,278	322,103
National Treasury/Securitization	104,043	(6,276)	97,767	0.4	-	1,741	-	-	1,629	94,397	93,630
Brazilian External Debt Bonds	316,386	(3,686)	312,700	1.3	-	-	322	-	-	312,378	348,785
Other	-	-	-	-	-	-	-	-	-	-	4,753
GOVERNMENT SECURITIES - ABROAD	10,006,535	46,347	10,052,882	41.9	921,903	1,888,510	1,256,565	2,789,214	3,153,321	43,369	8,883,203
Portugal	244,567	943	245,510	1.0	245,510	-	-	-	-	-	238,838
Austria	2,821,616	872	2,822,488	11.8	16,396	828,076	855,946	583,869	538,201	-	3,339,759
Argentina	922	-	922	-	-	-	-	-	-	922	39,384
Central Bank	-	-	-	-	-	-	-	-	-	-	39,384
National Treasury	922	-	922	-	-	-	-	-	-	922	-
Denmark	1,771,967	23,718	1,795,685	7.5	-	203,304	2,879	448,353	1,141,149	-	116,692
Spain	3,252,295	25,424	3,277,719	13.7	226,751	216,000	-	1,403,494	1,431,474	-	2,309,853
Korea	836,980	37	837,017	3.5	214,797	522,559	99,661	-	-	-	2,190,072
Chile	419,329	(5,882)	413,447	1.7	13,956	98,213	288,419	6,547	2,165	4,147	314,262
Uruguay	101,025	-	101,025	0.4	5,229	20,358	9,545	6,799	40,332	18,762	77,544
United States	19,554	99	19,653	0.1	-	-	115	-	-	19,538	-
Norway	538,280	1,136	539,416	2.2	199,264	-	-	340,152	-	-	187,000
Italy	-	-	-	-	-	-	-	-	-	-	69,799
CORPORATE SECURITIES	11,438,429	(177,460)	11,260,969	46.9	3,490,960	924,641	1,194,257	1,346,794	613,505	3,690,812	7,016,230
Eurobonds and others	2,563,637	(68,180)	2,495,457	10.4	372,885	189,707	756,605	59,504	40,778	1,075,978	2,807,521
Bank Deposit Certificates	31,541	-	31,541	0.1	-	-	-	31,541	-	-	461,975
Shares	1,890,671	(11,643)	1,879,028	7.8	1,879,028	-	-	-	-	-	553,434
Debentures	2,116,728	6,293	2,123,021	8.8	140,478	241,502	148,905	381,204	555,396	655,536	1,527,310
Promissory notes	1,646,905	1,032	1,647,937	6.9	-	493,286	288,522	866,129	-	-	205,982
Quotas of funds	940,772	12,336	953,108	4.0	949,655	-	-	-	3,453	-	928,123
Fixed income	122,333	-	122,333	0.5	118,880	-	-	-	3,453	-	15,938
Credit rights	758,030	-	758,030	3.2	758,030	-	-	-	-	-	825,906
Other	60,409	12,336	72,745	0.3	72,745	-	-	-	-	-	86,279
Securitized real estate loans	2,248,129	(117,298)	2,130,831	8.9	148,914	146	218	8,416	13,878	1,959,259	531,843
Other	46	-	46	-	-	-	7	-	-	39	42
TOTAL	24,101,475	(108,200)	23,993,275	100.0	4,522,745	2,842,926	2,551,816	4,278,376	4,982,595	4,814,817	18,455,464
Adjustments of securities reclassified in prior years to the held-to-maturity category		20,169			18.9%	11.8%	10.6%	17.8%	20.8%	20.1%
Deferred taxes		23,816
Minority interests in subsidiaries		7,296
Adjustment of securities of unconsolidated affiliates		(19,033)
ADJUSTMENT TO MARKET VALUE – SECURITIES - 09/30/2008		(75,952)
TOTAL 09/30/2007	18,325,963	129,501	18,455,464	100.0	2,289,489	3,621,387	1,729,968	3,767,037	2,908,193	4,139,390
Adjustments of securities reclassified in prior years to the held-to-maturity category		23,023			12.4%	19.6%	9.4%	20.4%	15.8%	22.4%
Deferred taxes		(57,789)
Minority interests in subsidiaries		(2,102)
Adjustment of securities of unconsolidated affiliates		33,378
ADJUSTMENT TO MARKET VALUE – SECURITIES - 09/30/2007		126,011

5.18

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, is the amounts of R$ 20,169 (R$ 23,023 at 09/30/2007) included at September 30, 2008, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 173,150 (R$ 210,214 at 09/30/2007).

	09/30/2008								09/30/2007
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Cost
GOVERNMENT SECURITIES - DOMESTIC	872,691	73.2	9,134	-	9,080	17,835	16,827	819,815	1,121,005
National Treasury Notes (1)	597,618	50.1	2,655	-	9,080	11,356	16,827	557,700	770,129
National Treasury Notes - M (2)	12,958	1.1	6,479	-	-	6,479	-	-	34,538
Brazilian External Debt Bonds	262,115	22.0	-	-	-	-	-	262,115	316,338
GOVERNMENT SECURITIES – ABROAD - Uruguay	19,180	1.6	-	-	128	-	-	19,052	17,261
CORPORATE SECURITIES	298,838	25.2	117	4,214	2,634	20,584	1,465	269,824	300,339
Eurobonds and others	222,682	18.7	-	-	2,280	-	-	220,402	219,415
Debentures (1)	67,165	5.6	117	4,212	354	20,584	1,465	40,433	65,775
Quotas of funds - Other	-	-	-	-	-	-	-	-	6,028
Securitized real estate loans (1)	8,989	0.9	-	-	-	-	-	8,989	9,121
Other	2	-	-	2	-	-	-	-	-
Total	1,190,709	100.0	9,251	4,214	11,842	38,419	18,292	1,108,691	1,438,605
% per maturity term			0.8%	0.4%	1.0%	3.2%	1.5%	93.1%
Total 09/30/2007	1,438,605	100.0	15,106	248	12,306	247,115	123,553	1,040,277
% per maturity term			1.0%	0.0%	0.9%	17.2%	8.6%	72.3%

(1) Includes investment of Itaú Vida e Previdência S.A. in the amount of R$ 583,325 (R$ 750,500 at 09/30/2007).
(2) Refers to securities issued in nominative and non-disposable way.

5.19

f) Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, trading location, counterparty and maturity, stated at notional amount, cost and market value:

	09/30/2008										09/30/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS
Futures	359,357	(1,090)	358,267	5.1	(8,923)	427,523	(34,251)	34,157	(35,754)	(24,485)	32,327
BM&F Bovespa	359,357	(6,808)	352,549	5.0	(8,923)	425,749	(34,799)	32,864	(35,754)	(26,588)	32,326
Financial institutions	-	1,226	1,226	0.0	-	1,218	719	449	(1,185)	25	-
Companies	-	4,492	4,492	0.1	-	556	(171)	844	1,185	2,078	1
Option premiums	880,168	438,121	1,318,289	18.6	350,986	221,141	234,379	359,546	115,594	36,643	674,296
BM&F Bovespa	497,289	281,164	778,453	11.0	295,164	144,040	192,430	42,034	92,628	12,157	386,937
Financial institutions	71,466	62,964	134,430	1.9	43,018	41,043	10,522	19,620	9,758	10,469	36,759
Companies	311,413	93,993	405,406	5.7	12,804	36,058	31,427	297,892	13,208	14,017	250,600
Forwards with maturity	1,612,255	(3,781)	1,608,474	22.7	560,645	587,250	344,342	116,237	-	-	983,368
BM&F Bovespa	1,507,394	(3,781)	1,503,613	21.2	455,784	587,250	344,342	116,237	-	-	737,105
Financial institutions	104,861	-	104,861	1.5	104,861	-	-	-	-	-	246,263
Swaps – difference receivable	1,715,446	(3,520)	1,711,926	24.2	104,604	298,729	313,969	263,620	303,174	427,830	1,643,441
BM&F Bovespa	165,588	(9,055)	156,533	2.2	-	3,661	18,626	21,188	47,808	65,250	214,713
Financial institutions	503,109	86,612	589,721	8.3	32,962	64,933	61,026	64,491	133,106	233,203	148,665
Companies	924,903	(64,537)	860,366	12.2	64,497	192,403	226,617	146,442	112,881	117,526	1,275,047
Individuals	121,846	(16,540)	105,306	1.5	7,145	37,732	7,700	31,499	9,379	11,851	5,016
Credit derivatives	9,505	19,036	28,541	0.4	1,669	3,611	10,031	4,056	3,271	5,903	45,131
Financial institutions	9,505	19,036	28,541	0.4	1,669	3,611	10,031	4,056	3,271	5,903	45,131
Forwards	1,209,873	(199,042)	1,010,831	14.3	173,553	262,505	267,535	243,533	53,205	10,500	1,246,839
Financial institutions	256,740	575	257,315	3.6	65,739	68,495	75,542	37,389	7,752	2,398	1,027,081
Companies	952,713	(199,617)	753,096	10.6	107,664	193,820	191,921	206,136	45,453	8,102	219,053
Individuals	420	-	420	0.0	150	190	72	8	-	-	705
Swaps with target flow	583,015	250,953	833,968	11.8	133,602	171,366	118,685	285,906	31,272	93,136
Swaps	55,848	109,497	165,345	2.3	77,311	37,210	(10,115)	(51,641)	1,595	7,703	-
Financial institutions	(46)	(76)	(122)	0.0	3,583	7,259	(10,964)	-	-	-	-
Companies	55,894	106,266	162,160	2.3	70,421	29,951	849	51,641	1,595	7,703	-
Individuals	-	3,307	3,307	0.0	3,307	-	-	-	-	-	-
Target flow swap – foreign currency	527,167	141,456	668,623	9.5	56,292	134,156	128,800	234,265	29,677	85,433	-
Financial institutions	2,733	447	3,180	0.1	687	1,341	1,152	-	-	-	-
Companies	524,434	141,009	665,443	9.4	55,605	132,815	127,648	234,265	29,677	85,433	-
Other	204,177	(1,442)	202,735	2.9	4,432	22,607	27,145	26,922	997	120,632	37,267
BM&F Bovespa	-	594	594	0.0	-	594	-	-	-	-	154
Financial institutions	197,792	(3,477)	194,315	2.7	3,003	18,790	25,400	25,493	997	120,632	37,008
Companies	6,385	1,441	7,826	0.1	1,429	3,223	1,745	1,429	-	-	105
Total	6,573,796	499,235	7,073,031	100.0	1,320,569	1,994,732	1,281,835	1,333,977	471,759	670,159	4,662,670
% per maturity term					18.6%	28.2%	18.1%	18.9%	6.7%	9.5%
Total 09/30/2007	4,100,260	562,410	4,662,670	100.0	1,546,690	686,258	573,461	844,397	479,947	531,917
% per maturity term					33.2%	14.7%	12.3%	18.1%	10.3%	11.4%

5.20

	09/30/2008										09/30/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Option premiums	(928,645)	(872,849)	(1,801,494)	35.4	(382,843)	(518,230)	(387,673)	(262,246)	(224,524)	(25,978)	(513,539)
BM&F Bovespa	(775,232)	(716,643)	(1,491,875)	29.3	(312,617)	(447,503)	(313,345)	(215,743)	(185,581)	(17,086)	(382,816)
Financial institutions	(134,865)	(140,390)	(275,255)	5.4	(65,981)	(65,121)	(63,658)	(42,359)	(29,301)	(8,835)	(105,315)
Companies	(17,948)	(15,802)	(33,750)	0.7	(4,245)	(5,601)	(10,061)	(4,144)	(9,642)	(57)	(25,408)
Individuals	(600)	(14)	(614)	0.0	-	(5)	(609)	-	-	-	-
Forwards with maturity	(112,774)	(11)	(112,785)	2.2	(110,751)	(2,034)	-	-	-	-	(363,215)
BM&F Bovespa	(7,913)	(11)	(7,924)	0.2	(5,890)	(2,034)	-	-	-	-	(116,952)
Financial institutions	(104,861)	-	(104,861)	2.1	(104,861)	-	-	-	-	-	(246,263)
Swaps – difference payable	(2,114,910)	108,397	(2,006,513)	39.4	(371,894)	(577,262)	(251,185)	(235,509)	(120,242)	(450,421)	(1,693,971)
BM&F Bovespa	(331,833)	59,848	(271,985)	5.3	(6,359)	(31,550)	(60,316)	(28,948)	(49,520)	(95,292)	(280,059)
Financial institutions	(546,293)	(58,865)	(605,158)	11.9	(36,679)	(27,832)	(51,037)	(106,832)	(51,606)	(331,172)	(449,940)
Companies	(1,185,262)	91,924	(1,093,338)	21.5	(326,239)	(516,717)	(116,909)	(94,417)	(15,844)	(23,212)	(945,474)
Individuals	(51,522)	15,490	(36,032)	0.7	(2,617)	(1,163)	(22,923)	(5,312)	(3,272)	(745)	(18,498)
Credit derivatives	(20,812)	(30,208)	(51,020)	1.0	(3,160)	(6,823)	(18,041)	(15)	(2,881)	(20,100)	(43,458)
Financial institutions	(20,812)	(30,208)	(51,020)	1.0	(3,160)	(6,823)	(18,041)	(15)	(2,881)	(20,100)	(43,458)
Forwards	(648,075)	73,561	(574,514)	11.3	(110,549)	(185,048)	(174,312)	(94,078)	(8,518)	(2,009)	(1,914,489)
Financial institutions	(203,319)	799	(202,520)	4.0	(55,071)	(67,027)	(34,293)	(44,383)	(479)	(1,267)	(1,215,633)
Companies	(444,575)	72,762	(371,813)	7.3	(55,478)	(117,920)	(139,942)	(49,695)	(8,036)	(742)	(698,655)
Individuals	(181)	-	(181)	0.0	-	(101)	(77)	-	(3)	-	(201)
Swaps with target flow	(171,529)	(50,626)	(222,155)	4.4	(4,065)	(495)	(523)	(131,639)	(85,433)	-	-
Swaps	(127,149)	(2,833)	(129,982)	2.6	(4,065)	(495)	(523)	(124,899)	-	-	-
Financial institutions	(103,719)	(22,855)	(126,574)	2.5	(1,675)	-	-	(124,899)	-	-	-
Companies	(23,407)	19,999	(3,408)	0.1	(2,390)	(495)	(523)	-	-	-	-
Individuals	(23)	23	-	0.0	-	-	-	-	-	-	-
Target flow swap - foreign currency		(44,380)	(47,793)	(92,173)	1.8	-	-	-	(6,740)	(85,433)	-
Financial institutions	(44,380)	(47,793)	(92,173)	1.8	-	-	-	(6,740)	(85,433)	-	-
Other	(320,422)	(4,767)	(325,189)	6.4	(11,885)	(115,298)	(73,218)	(20,846)	(1,551)	(102,391)	(74,716)
BM&F Bovespa	-	(2,780)	(2,780)	0.1	-	-	(820)	(427)	(1,446)	(87)	(178)
Financial institutions	(319,343)	(1,656)	(320,999)	6.3	(11,885)	(114,044)	(72,254)	(20,407)	(105)	(102,304)	(1,250)
Companies	(1,079)	(331)	(1,410)	0.0	-	(1,254)	(144)	(12)	-	-	(73,288)
Total	(4,317,167)	(776,503)	(5,093,670)	100.0	(995,147)	(1,405,190)	(904,952)	(744,333)	(443,149)	(600,899)	(4,603,388)
% per maturity term					19.5%	27.6%	17.8%	14.6%	8.7%	11.8%
Total 09/30/2007	(4,110,963)	(492,425)	(4,603,388)	100.0	(1,335,805)	(694,405)	(543,834)	(648,090)	(522,799)	(858,455)
% per maturity term					29.0%	15.1%	11.8%	14.1%	11.4%	18.6%

At September 30, 2007, ITAÚ HOLDING recorded at market value swap contracts involving foreign currency, interbank market, fixed income and indices totaling R$ 21,726 at 09/30/2007 in assets from 181 to 365 days. The liability position amounted to R$ 1,515, distributed at September 30, 2008 as follows: R$ 45 from 31 to 180 days, R$ 44 from 181 to 365 days (R$ 154 at 09/30/2007) and R$ 1,426 over 365 days.

5.21

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices and credit, aiming to hedge against default by counterparts. Accordingly, ITAÚ HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument's business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk-taking profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions ensure transparency in the relationship between the parties and the supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ HOLDING through its subsidiaries with customers are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, option and futures contracts, which are registered at the BM&F Bovespa or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F Bovespa futures contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. Overseas transactions are carried out with futures, forwards, options, swaps and credits with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed at September 30, 2008, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

The institution carries out operations involving credit risk derivatives with the purpose of optimizing the management of its exposure to the credit risk of the assets of its balance sheet.

The operations carried out for loan portfolio management reduce the specific risks of the debtor counterpart, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

Under normal conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotations and, in these cases, it is necessary to adopt present value estimates and other pricing techniques. To obtain these market values, the following criteria were adopted:

•
Swaps - the cash flow of each leg is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F Bovespa prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad.

•	Futures and Forwards contracts - Quotation on the exchanges or adoption of a criterion identical to those used for swaps;

•	Options - statistical models that incorporate the volatility of the asset value, the interest rates, the exercise price and the spot price of the goods, such as the Black & Scholes model.

•	Credit – Pricing model involving market prices of credit default swaps and/or credit spread calculated based on government and/or private securities and risk-free rates.

These financial instruments have their notional amounts recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

5.22

	Memorandum Account Notional Amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results)	Market value
	09/30/2008	09/30/2007	09/30/2008	09/30/2008	09/30/2008	09/30/2007
Futures contracts	98,199,446	218,390,545	359,357	(1,090)	358,267	32,327
Purchase commitments	23,272,120	121,659,975	(116,680)	3,004	(113,676)	33,295
Foreign currency	6,840,919	7,305,512	(104,350)	803	(103,547)	(7,482)
Interbank market	8,211,141	39,409,974	25,937	281	26,218	(1,977)
Fixed rate	-	46,551,754	-	-	-	-
Indices	7,954,509	27,460,816	(38,402)	3,429	(34,973)	42,755
Securities	156,182	792,424	-	-	-	(100)
Other	109,369	139,495	135	(1,509)	(1,374)	99
Commitments to sell	74,927,326	96,730,570	476,037	(4,094)	471,943	(968)
Foreign currency	10,389,746	5,367,083	174,794	(3,650)	171,144	6
Interbank market	46,032,046	7,788,673	(66,272)	(1,321)	(67,593)	(169)
Fixed rate	-	74,769,674	-	-	-	-
Indices	17,707,680	7,267,633	367,386	(5,511)	361,875	(546)
Securities	608,854	1,400,195	-	(212)	(212)	-
Other	189,000	137,312	129	6,600	6,729	(259)
Swap contracts			(399,464)	104,877	(294,587)	(50,530)
Asset position	60,767,003	43,624,332	1,715,446	(3,520)	1,711,926	1,643,441
Foreign currency	13,876,053	9,085,662	671,362	(250,661)	420,702	41,657
Interbank market	27,701,843	18,711,388	561,301	232,436	793,737	1,069,016
Fixed rate	8,486,354	6,949,111	84,000	56,289	140,289	195,711
Indices	9,760,684	8,777,471	399,129	(55,546)	343,582	324,406
Other	942,069	100,700	(346)	13,962	13,616	12,651
Liability position	61,166,467	43,752,706	(2,114,910)	108,397	(2,006,513)	(1,693,971)
Foreign currency	15,838,447	8,640,130	(1,127,780)	255,742	(872,038)	(133,048)
Interbank market	21,485,449	20,552,452	(431,958)	(220,255)	(652,214)	(1,020,999)
Fixed rate	11,954,939	5,805,525	(48,048)	(60,686)	(108,732)	(233,882)
Indices	10,808,049	8,704,113	(499,336)	135,482	(363,854)	(301,077)
Other	1,079,583	50,486	(7,788)	(1,886)	(9,675)	(4,965)
Option contracts	90,201,442	157,103,610	(48,477)	(434,728)	(483,205)	160,757
Purchase commitments – long position	21,244,566	43,815,361	406,075	331,259	737,334	179,443
Foreign currency	12,000,870	7,889,086	202,974	369,132	572,106	44,099
Interbank market	2,177,700	-	39,111	16,889	56,000	-
Indices	3,976,715	35,738,957	59,836	(36,510)	23,326	115,510
Securities	398,854	105,063	95,177	(11,402)	83,775	12,190
Other	2,690,427	82,255	8,977	(6,850)	2,127	7,644
Commitments to sell – long position	20,653,246	35,155,017	474,093	106,862	580,955	494,853
Foreign currency	3,815,186	5,503,416	35,689	(22,738)	12,951	86,547
Indices	15,482,004	27,473,800	48,871	101,676	150,547	176,700
Securities	1,190,264	2,046,596	374,020	21,757	395,777	230,362
Other	165,792	131,205	15,513	6,167	21,680	1,244
Purchase commitments – short position	35,334,215	49,858,290	(790,780)	(720,354)	(1,511,134)	(317,457)
Foreign currency	23,959,260	10,839,322	(510,438)	(833,293)	(1,343,731)	(109,142)
Interbank market	2,467,700	-	(43,411)	(17,701)	(61,112)	-
Indices	5,350,209	38,329,731	(192,851)	125,527	(67,324)	(136,746)
Securities	670,873	667,560	(36,474)	3,435	(33,039)	(65,591)
Other	2,886,173	21,677	(7,606)	1,678	(5,928)	(5,978)
Commitments to sell – short position	12,969,415	28,274,942	(137,865)	(152,495)	(290,360)	(196,082)
Foreign currency	3,721,886	3,298,979	(74,735)	(22,150)	(96,885)	(46,499)
Indices	8,853,943	23,605,479	(43,619)	(101,186)	(144,805)	(143,951)
Securities	337,031	1,292,553	(14,009)	(24,709)	(38,718)	(4,714)
Other	56,555	77,931	(5,502)	(4,450)	(9,952)	(918)
Forward contracts	3,180,590	363,430	1,499,481	(3,792)	1,495,689	620,153
Purchase receivable - Securities	112,066	238,274	111,543	(409)	111,134	238,114
Purchase payable - Securities	7,970	-	(111,748)	(11)	(111,759)	(238,074)
Sales receivable	3,060,554	108,934	1,500,712	(3,372)	1,497,340	745,254
Indices	1,690	-	1,661	(2)	1,659	70
Securities	3,058,864	108,934	1,499,051	(3,370)	1,495,681	745,184
Sales deliverable - securities	-	16,222	(1,026)	-	(1,026)	(125,141)

5.23

	Memorandum Account Notional Amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results)	Market value
	09/30/2008	09/30/2007	09/30/2008	09/30/2008	09/30/2008	09/30/2007
Credit derivatives	6,722,704	8,795,546	(11,307)	(11,172)	(22,479)	1,674
Asset position	6,270,516	6,151,963	9,505	19,036	28,541	45,132
Foreign currency	101,761	136,947	(257)	4,201	3,944	4,475
Fixed rate	6,168,755	4,344,405	9,762	14,835	24,597	36,202
Other	-	1,670,611	-	-	-	4,455
Liability position	452,188	2,643,583	(20,812)	(30,208)	(51,020)	(43,458)
Foreign currency	97,411	-	(546)	(2,371)	(2,917)	-
Fixed rate	354,777	2,398,893	(20,266)	(27,837)	(48,103)	(40,374)
Other	-	244,690	-	-	-	(3,084)
Forwards	24,221,945	28,319,886	561,798	(125,481)	436,317	(667,650)
Asset position	15,150,234	13,144,221	1,209,873	(199,042)	1,010,831	1,246,839
Foreign currency	14,158,210	12,011,512	1,206,183	(199,550)	1,006,633	1,234,212
Interbank market	4,231	921,924	43	-	43	863
Fixed rate	26,363	-	992	-	992	-
Indices	961,430	210,432	2,655	508	3,163	11,747
Other	-	353	-	-	-	17
Liability position	9,071,711	15,175,665	(648,075)	73,561	(574,514)	(1,914,489)
Foreign currency	8,473,795	13,777,023	(629,781)	73,561	(556,220)	(1,847,762)
Interbank market	33,939	-	(2,082)	-	(2,082)	-
Fixed rate	168,036	569,217	(14,373)	-	(14,373)	(58,159)
Indices	395,941	829,068	(1,839)	-	(1,839)	(1,463)
Other	-	357	-	-	-	(7,105)
Swaps with target flow	21,040,005	-	411,486	200,327	611,813	-
Swaps
Asset position	2,371,877	-	55,848	109,497	165,345	-
Foreign currency	887,713	-	95,244	(8,249)	86,995	-
Interbank market	892,630	-	(38,422)	74,230	35,808	-
Fixed rate	305,790	-	(931)	12,185	11,254	-
Indices	143,418	-	(43)	919	876	-
Other	142,326	-	-	30,412	30,412	-
Swaps
Liability position	2,443,178	-	(127,149)	(2,833)	(129,982)	-
Foreign currency	1,146,615	-	(111,945)	108,224	(3,721)	-
Interbank market	731,728	-	(2,717)	2,302	(415)	-
Fixed rate	214,737	-	(9,773)	(85,215)	(94,988)	-
Indices	230,539	-	(98)	(754)	(852)	-
Other	119,559	-	(2,616)	(27,390)	(30,006)	-
Target flow swap – foreign currency (*)
Asset position	13,912,623	-	527,167	141,456	668,623	-
Foreign currency	12,649,185	-	527,167	141,456	668,623	-
Other	1,263,438	-	-	-	-	-
Liability position	2,312,327	-	(44,380)	(47,793)	(92,173)	-
Foreign currency	1,048,889	-	(44,380)	(47,793)	(92,173)	-
Other	1,263,438	-	-	-	-	-
Other derivative financial instruments	12,027,194	4,982,690	(116,245)	(6,209)	(122,454)	(37,449)
Asset position	2,933,629	1,659,396	204,177	(1,442)	202,735	37,267
Liability position	9,093,565	3,323,294	(320,422)	(4,767)	(325,189)	(74,716)
		ASSETS	6,573,796	499,235	7,073,031	4,662,670
		LIABILITIES	(4,317,167)	(776,503)	(5,093,670)	(4,603,388)
		TOTAL	2,256,629	(277,268)	1,979,361	59,282

Derivative contracts mature as follows (in days):

Clearing	0 - 30	31 - 180	181 - 365	After 365	09/30/2008	09/30/2007
Futures	15,224,494	37,209,925	10,050,919	35,714,108	98,199,446	218,390,545
Swaps	13,460,436	22,865,036	9,649,306	13,076,779	59,051,557	42,319,966
Options	22,731,376	48,089,042	5,947,306	13,433,718	90,201,442	157,103,610
Forwards	2,100,316	955,608	124,666	-	3,180,590	363,430
Credit derivatives	235,641	1,527,243	2,322,224	2,637,596	6,722,704	8,795,546
Forwards	5,061,900	12,388,286	4,695,411	2,076,348	24,221,945	28,319,886
Swaps with target flow	2,724,825	8,135,323	5,073,598	2,035,685	17,969,431	-
Other	1,641,973	4,593,720	1,878,249	3,913,252	12,027,194	4,982,690

(*) The exposure in foreign currency arising from these transactions is neutralized in order to eliminate market risks.

5.24

See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties:

	09/30/2008
	Futures	Swaps	Options	Forward	Credit derivatives	Forward	Swaps with target flow	Other	Total	09/30/2007
BM&F/Bovespa	88,998,836	9,530,245	74,791,538	3,075,470	-	-	-	8,305,992	184,702,081	242,384,772
Over-the-counter market	9,200,610	49,521,312	15,409,904	105,120	6,722,704	24,221,945	17,969,431	3,721,202	126,872,228	217,890,901
Financial institutions	5,655,799	15,996,217	12,638,386	105,120	6,722,704	10,997,771	2,761,436	3,514,763	58,392,196	184,148,956
Companies	3,544,811	31,346,944	2,715,240	-	-	13,206,754	15,138,375	206,439	66,158,563	32,344,377
Individuals	-	2,178,151	56,278	-	-	17,420	69,620	-	2,321,469	1,397,568
Total	98,199,446	59,051,557	90,201,442	3,180,590	6,722,704	24,221,945	17,969,431	12,027,194	311,574,309	460,275,673
Total 09/30/2007	218,390,545	42,319,966	157,103,610	363,430	8,795,546	28,319,886	-	4,982,690	460,275,673

The total value of margins pledged in guarantee was R$ 12,246,945 and was basically composed of government securities.

Credit derivatives

	Credit risk amount
	09/30/2008	09/30/2007
Transferred	(3,318,535)	(4,323,877)
Credit swaps whose underlying assets are:
Securities	(2,952,798)	(4,112,534)
Derivatives with companies	-	(69,924)
Total return rate whose underlying assets are:
Securities	(365,737)	(141,419)
Received	1,892,558	2,095,071
Credit swaps whose underlying assets are:
Securities	1,892,558	1,939,071
Derivatives with companies	-	156,000
Total	(1,425,977)	(2,228,806)

The market value of the credit derivative operations, described above, recorded in assets totals R$ 28,541 (R$ 45,236 at 09/30/2007) and in liabilities totals R$ 71,365 (R$ 116,746 at 09/30/2007). During the period, there was no occurrence of a credit event as provided for in the agreements.

According to BACEN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 47,948.

5.25

g) Changes in adjustment to market value for the period

	01/01 to 09/30/2008	01/01 to 09/30/2007
Opening balance	276,623	311,248
Adjustments with impact on:
Result	(559,988)	30,334
Trading securities	(22,164)	(17,203)
Derivative financial instruments (assets and liabilities)	(537,824)	47,537
Stockholders' equity	(167,506)	(45,664)
Closing balance	(450,871)	295,918
Adjustment to market value	(450,871)	295,918
Trading securities	(65,403)	96,432
Available-for-sale securities	(108,200)	129,501
Derivative financial instruments (assets and liabilities)	(277,268)	69,985

For better understanding, the following table shows the unrealized gain of available-for-sale securities and eld-to-maturity securities:

	09/30/2008	09/30/2007
Adjustment of available-for-sale securities – stockholders’ equity	(108,200)	129,501
Adjustment to held-to-maturity securities (*)	193,319	233,237
Total unrealized gain	85,119	362,738

(*)
At September 30, 2008, includes the amount of R$ 20,169 (R$ 23,023 at 09/30/2007) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

h) Realized and unrealized gain of securities portfolio

	01/01 to 09/30/2008	01/01 to 09/30/2007
Gain (loss) - Trading securities	(655,443)	331,786
Gain (loss) – Available-for-sale securities	45,556	200,494
Total realized gain	(609,887)	532,280
Adjustment to market value of trading securities	(22,164)	(17,203)
Total	(632,051)	515,077

i) Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 09/30/2008	01/01 to 09/30/2007
Swaps	514,357	(111,938)
Forwards	147,022	47,707
Futures	(223,810)	1,120,468
Options	(34,076)	81,738
Credit derivatives	20,814	(113,949)
Other	8,782	184,625
Total	433,089	1,208,651

j) Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

The management’s Financial Risk Management Committee sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines. No reclassifications or changes to the current guidelines were carried out in the period.

5.26

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I- By type of operations and risk level

	09/30/2008										09/30/2007
Risk Levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	22,777,634	38,309,995	19,709,483	5,708,204	3,434,214	1,500,064	931,830	512,577	2,163,801	95,047,802	68,144,208
Loans and discounted trade receivables	15,480,369	20,567,718	14,439,173	4,956,881	3,158,703	1,257,681	831,871	445,411	1,818,985	62,956,792	41,630,002
Financing	5,323,542	11,234,421	4,086,467	524,945	154,661	78,970	63,842	46,336	269,517	21,782,701	18,770,525
Farming and agribusiness industries	1,772,934	1,687,792	897,691	52,400	59,567	88,177	770	484	14,386	4,574,201	3,389,966
Real estate financing	200,789	4,820,064	286,152	173,978	61,283	75,236	35,347	20,346	60,913	5,734,108	4,353,715
Lease operations	1,165,579	31,198,786	4,608,024	1,286,583	445,005	251,269	177,384	138,611	569,792	39,841,033	24,164,197
Credit card operations	-	3,415,224	5,542,108	1,140,554	945,115	343,285	185,091	149,193	524,745	12,245,315	10,012,085
Advances on exchange contracts (1)	1,460,710	1,576,706	616,804	85,176	12,992	3,829	15,421	1,694	1,761	3,775,093	1,287,017
Other sundry receivables (2)	8,890	4,656	12,472	49,310	5,412	392	1,870	1,298	21,305	105,605	224,633
Total operations with credit granting characteristics	25,412,813	74,505,367	30,488,891	8,269,827	4,842,738	2,098,839	1,311,596	803,373	3,281,404	151,014,848	103,832,140
Endorsements and sureties (3)										13,471,415	10,239,087
Total with endorsements and sureties	25,412,813	74,505,367	30,488,891	8,269,827	4,842,738	2,098,839	1,311,596	803,373	3,281,404	164,486,263	114,071,227
Total – 09/30/2007	16,479,894	50,854,108	20,822,073	5,064,542	3,219,528	2,302,091	1,666,354	638,719	2,784,831	103,832,140

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

5.27

II – By maturity and risk level

	09/30/2008										09/30/2007
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	1,902,608	1,140,719	716,781	530,359	419,265	275,110	740,178	5,725,020	4,727,905
01 to 30	-	-	88,312	57,743	48,843	32,656	26,132	18,615	63,845	336,146	287,534
31 to 60	-	-	81,968	53,201	39,158	27,534	22,174	16,214	44,257	284,506	263,750
61 to 90	-	-	76,794	49,941	37,140	27,790	21,120	15,704	41,016	269,505	219,168
91 to 180	-	-	221,231	144,867	100,379	76,286	58,784	42,588	106,056	750,191	603,123
181 to 365	-	-	405,711	260,773	165,379	122,268	98,631	68,497	171,701	1,292,960	1,000,360
Over 365	-	-	1,028,592	574,194	325,882	243,825	192,424	113,492	313,303	2,791,712	2,353,970
Overdue installments	-	-	259,457	336,469	651,885	512,072	447,826	442,362	1,730,109	4,380,180	3,487,196
01 to 14	-	-	18,108	29,048	17,486	12,708	10,526	7,531	23,236	118,643	100,222
15 to 30	-	-	241,349	100,503	178,935	51,438	26,869	16,879	57,015	672,988	526,087
31 to 60	-	-	-	206,918	198,116	102,258	43,677	25,385	98,560	674,914	500,560
61 to 90	-	-	-	-	257,348	87,937	60,895	40,980	102,755	549,915	418,898
91 to 180	-	-	-	-	-	257,731	305,859	351,587	532,239	1,447,416	1,119,816
181 to 365	-	-	-	-	-	-	-	-	820,649	820,649	769,503
Over 365	-	-	-	-	-	-	-	-	95,655	95,655	52,110
SUBTOTAL	-	-	2,162,065	1,477,188	1,368,666	1,042,431	867,091	717,472	2,470,287	10,105,200	8,215,101
SPECIFIC ALLOWANCE	-	-	(21,621)	(44,316)	(136,867)	(312,729)	(433,546)	(502,230)	(2,470,287)	(3,921,595)	(3,292,731)
SUBTOTAL – 09/30/2007	-	-	1,722,536	1,178,222	942,223	822,989	960,264	566,531	2,022,336	8,215,101

	NON-OVERDUE OPERATIONS
Falling due installments	25,301,766	74,231,750	28,028,070	6,666,976	3,353,939	1,031,061	434,442	82,896	638,464	139,769,364	93,847,643
01 to 30	4,805,519	10,211,869	9,412,655	2,715,775	1,339,149	254,775	85,128	23,733	174,420	29,023,023	20,282,792
31 to 60	2,580,573	5,721,616	3,162,558	870,602	315,397	54,204	25,266	4,849	45,976	12,781,041	8,934,415
61 to 90	1,765,433	3,953,998	2,335,071	526,425	240,940	53,067	26,633	5,871	35,113	8,942,551	6,605,044
91 to 180	2,808,342	8,293,841	3,373,851	774,716	362,434	101,878	54,325	8,104	73,002	15,850,493	10,298,839
181 to 365	4,059,408	12,440,704	3,480,013	788,052	418,325	158,166	84,850	12,381	91,395	21,533,294	13,728,432
Over 365	9,282,491	33,609,722	6,263,922	991,406	677,694	408,971	158,240	27,958	218,558	51,638,962	33,998,121
Overdue up to 14 days	111,047	273,617	298,756	125,663	120,133	25,347	10,063	3,005	172,653	1,140,284	1,769,396
SUBTOTAL	25,412,813	74,505,367	28,326,826	6,792,639	3,474,072	1,056,408	444,505	85,901	811,117	140,909,648	95,617,039
GENERIC ALLOWANCE	-	(372,527)	(283,268)	(203,779)	(347,407)	(316,922)	(222,253)	(60,131)	(811,117)	(2,617,403)	(2,399,388)
SUBTOTAL – 09/30/2007	16,479,894	50,854,108	19,099,537	3,886,320	2,277,305	1,479,102	706,090	72,188	762,495	95,617,039
TOTAL	25,412,813	74,505,367	30,488,891	8,269,827	4,842,738	2,098,839	1,311,596	803,373	3,281,404	151,014,848	103,832,140
EXISTING ALLOWANCE	-	(372,527)	(304,889)	(607,354)	(1,452,337)	(1,049,209)	(917,986)	(803,293)	(3,281,404)	(8,788,998)	(7,842,119)
Minimum allowance required (3)	-	(372,527)	(304,889)	(248,095)	(484,274)	(629,651)	(655,798)	(562,361)	(3,281,404)	(6,538,998)	(5,692,119)
Additional allowance (4)	-	-	-	(359,259)	(968,063)	(419,558)	(262,188)	(240,932)	-	(2,250,000)	(2,150,000)
TOTAL 09/30/2007	16,479,894	50,854,108	20,822,073	5,064,542	3,219,528	2,302,091	1,666,354	638,719	2,784,831	103,832,140
EXISTING ALLOWANCE 09/30/2007	-	(254,271)	(375,782)	(505,947)	(965,537)	(1,150,815)	(1,166,281)	(638,655)	(2,784,831)	(7,842,119)
Minimum allowance required (3)	-	(254,271)	(208,221)	(151,936)	(321,953)	(690,627)	(833,177)	(447,103)	(2,784,831)	(5,692,119)
Additional allowance (4)	-	-	(167,561)	(354,011)	(643,584)	(460,188)	(333,104)	(191,552)	-	(2,150,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 5,964,792 (R$ 4,870,339 at 09/30/2007);
(3)
The policy of not using “AA” ratings for individuals was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

5.28

III – By business sector

	09/30/2008%		09/30/2007%
PUBLIC SECTOR	688,337	0.5	950,047	0.9
Generation, transmission and distribution of electric energy	365,961	0.2	507,656	0.5
Chemical and petrochemical	122,393	0.1	170,129	0.2
Other	199,983	0.1	272,262	0.3
PRIVATE SECTOR	150,326,511	99.5	102,882,093	99.1
COMPANY	76,938,481	50.9	48,083,201	46.3
INDUSTRY AND COMMERCE	42,988,610	28.5	26,801,665	25.8
Food and beverages	7,097,162	4.7	4,303,144	4.1
Autoparts and accessories	1,599,637	1.1	973,984	0.9
Agribusiness capital assets	349,239	0.2	247,923	0.2
Industrial capital assets	1,793,776	1.2	1,083,507	1.0
Pulp and paper	963,407	0.6	751,732	0.7
Distribution of fuels	781,015	0.5	569,346	0.5
Electrical and electronic	3,399,595	2.3	2,149,851	2.1
Pharmaceuticals	1,174,852	0.8	1,006,581	1.0
Fertilizers, insecticides and crop protection	1,900,896	1.3	1,083,260	1.0
Tobacco	299,890	0.2	231,070	0.2
Import and export	1,307,000	0.9	867,265	0.8
Hospital care materials and equipment	422,141	0.3	216,516	0.2
Construction material	1,293,983	0.9	706,350	0.7
Steel and metallurgy	4,743,470	3.1	2,301,850	2.2
Wood and furniture	1,632,207	1.1	903,460	0.9
Chemical and petrochemical	3,905,789	2.6	2,558,428	2.5
Supermarkets	363,788	0.2	190,171	0.2
Light and heavy vehicles	2,796,894	1.9	1,614,179	1.6
Clothing	2,858,305	1.9	2,014,204	1.9
Other - Commerce	1,943,372	1.3	1,372,455	1.3
Other - industry	2,362,192	1.6	1,656,390	1.6
SERVICES	24,320,325	16.1	15,368,786	14.8
Heavy construction (Constructors)	1,381,864	0.9	748,661	0.7
Financial	3,397,293	2.2	1,761,088	1.7
Generation, transmission and distribution of electric energy	2,563,861	1.7	1,738,337	1.7
Holding company	1,562,397	1.0	1,410,370	1.4
Real estate agents	3,824,527	2.5	2,192,221	2.1
Media	1,426,973	0.9	1,135,135	1.1
Service companies	1,551,828	1.0	960,780	0.9
Health care	505,391	0.3	342,172	0.3
Telecommunications	568,539	0.4	464,035	0.4
Transportation	3,514,227	2.3	2,031,151	2.0
Other services	4,023,425	2.7	2,584,837	2.5
PRIMARY SECTOR	7,857,255	5.2	4,531,541	4.4
Agribusiness	6,411,816	4.2	4,122,398	4.0
Mining	1,445,439	1.0	409,143	0.4
OTHER COMPANIES	1,772,291	1.2	1,381,209	1.3
INDIVIDUALS	73,388,030	48.6	54,798,892	52.8
Credit cards	12,009,794	8.0	9,840,056	9.5
Consumer loans/overdraft	16,936,254	11.2	15,492,239	14.9
Real estate financing	5,027,994	3.3	3,908,125	3.8
Vehicles	39,413,988	26.1	25,558,472	24.6
GRAND TOTAL	151,014,848	100.0	103,832,140	100.0

5.29

b) Credit concentration

	09/30/2008		09/30/2007
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	1,054,276	0.6	667,191	0.6
20 largest debtors	10,810,571	6.6	7,587,023	6.7
50 largest debtors	19,044,762	11.6	13,781,288	12.1
100 largest debtors	26,597,249	16.2	19,303,689	16.9

	09/30/2008		09/30/2007
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	3,498,821	1.8	1,352,958	1.2
20 largest debtors	21,051,925	11.1	13,939,197	12.2
50 largest debtors	33,160,708	17.5	23,105,463	20.3
100 largest debtors	44,295,049	23.3	31,809,816	27.9

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 09/30/2008	01/01 to 09/30/2007
Opening balance	(7,925,660)	(7,430,684)
Balance arising from the acquisition of BKB in Chile/Uruguay on 12/31/2006	-	(131,077)
Net increase for the period	(5,951,920)	(4,999,561)
Write-offs	5,088,582	4,719,203
Closing balance	(8,788,998)	(7,842,119)
Specific allowance (1)	(3,921,595)	(3,292,731)
Generic allowance (2)	(2,617,403)	(2,399,388)
Additional allowance (3)	(2,250,000)	(2,150,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2)	For operations not covered in the previous item due to the classification of the client or operation.
(3)
Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of the supplementary allowance totaling R$ 365,713 (R$ 295,032 at 09/30/2007) as it does not consider the option established by article 5 of the CMN Resolution No. 2,682 of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based on the overdue amounts.

At September 30, 2008, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 5.8% (7.6% at 09/30/2007).

5.30

d) Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	01/01 to 09/30/2008	01/01 to 09/30/2007
Net increase for the period	(5,951,920)	(4,999,561)
Recoveries	879,780	798,938
Result of allowance for loan losses	(5,072,140)	(4,200,623)

II - Renegotiated credits

	09/30/2008	09/30/2007
Renegotiated credits	3,092,817	3,123,366
Allowance for loan losses	(1,438,236)	(1,698,604)
(%)	46.5	54.4

5.31

e) Credit assignments

Until September 30, 2008, credit assignments without joint liability were carried out with the subsidiary Itaú Cia. Securitizadora de Créditos Financeiros related to those operations with remote chances of recoverability, according to management. This portfolio, in the amount of R$ 2,708,686, fully provided for, was realized for the amount of R$ 436,069, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836, of May 30, 2001. The operation did not affect the consolidated result.

f) Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2008					01/01 to 09/30/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (Expenses)
Restricted operations on assets
Loan operations	23,746	85,930	187,486	18,842	316,004	42,872
Liabilities from restricted operations on assets
Foreign borrowings through securities	25,520	84,276	187,431	18,441	315,668	(39,109)
Net revenue from restricted operations						3,763

At September 30, 2008, there were no default operations.

5.32

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	09/30/2008	09/30/2007
ASSETS – OTHER RECEIVABLES	24,268,176	25,400,394
Exchange purchase pending settlement – foreign currency	15,719,666	13,002,697
Bills of exchange and term documents – foreign currency	29,140	445
Exchange sale rights – local currency	8,757,571	12,866,199
(-) Advances received – local currency	(238,201)	(468,947)
LIABILITIES – OTHER LIABILITIES (Note 2a)	23,949,010	25,883,739
Exchange sales pending settlement – foreign currency	11,551,111	12,317,558
Liabilities from purchase of foreign currency – local currency	12,393,745	13,563,372
Other	4,154	2,809
MEMORANDUM ACCOUNTS	324,272	273,443
Outstanding import credits – foreign currency	264,459	217,884
Confirmed export credits – foreign currency	59,813	55,559

5.33

NOTE 9 – FUNDING AND BORROWINGS AND ONLENDING

a) Summary

	09/30/2008							09/30/2007
	0-30	31-180	181-365	Over 365	Total		%	Total	%
Deposits	61,056,113	12,520,673	5,692,574	33,808,754	113,078,114		42.7	70,432,626	38.5
Deposits received under securities repurchase agreements	53,705,256	11,774,676	7,358,572	32,964,986	105,803,490		39.9	76,393,442	41.8
Funds from acceptances and issuance of securities	1,463,455	2,597,021	852,048	5,669,996	10,582,520		4.0	7,326,686	4.0
Borrowings and onlending	1,060,854	6,643,489	4,341,216	8,762,265	20,807,824		7.9	16,024,375	8.8
Securitization of foreign payment orders	-	69,361	118,824	1,265,132	1,453,317		0.5	1,134,478	0.6
Subordinated debt	-	38,357	105	13,225,652	13,264,114 (*	)	5.0	11,577,222	6.3
TOTAL	117,285,678	33,643,577	18,363,339	95,696,785	264,989,379			182,888,829
% per maturity term	44.3	12.7	6.9	36.1
TOTAL – 09/30/2007	93,236,010	23,450,756	13,235,178	52,966,885	182,888,829
% per maturity term	51.0	12.8	7.2	29.0

(*) Includes R$ 752,563 of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b) Deposits

	09/30/2008						09/30/2007
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	19,018,447	-	-	-	19,018,447	16.8	19,017,681	27.0
Savings accounts	29,925,490	-	-	-	29,925,490	26.5	25,715,180	36.5
Interbank	903,999	510,146	691,045	239,873	2,345,063	2.1	1,353,937	1.9
Time deposits	10,266,309	12,010,527	5,001,529	33,568,881	60,847,246	53.8	23,242,067	33.0
Other deposits	941,868	-	-	-	941,868	0.8	1,103,761	1.6
TOTAL	61,056,113	12,520,673	5,692,574	33,808,754	113,078,114		70,432,626
% per maturity term	54.0	11.1	5.0	29.9
TOTAL – 09/30/2007	55,193,916	4,803,576	2,422,440	8,012,694	70,432,626
% per maturity term	78.4	6.8	3.4	11.4

In ITAÚ HOLDING at September 30, 2008 the portfolio is composed of Interbank Deposits in the amount of R$ 334,891 maturing over 365 days.

5.34

c) Deposits received under securities repurchase agreements

	09/30/2008						09/30/2007
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	3,892,502	11,096,838	7,358,572	32,964,364	55,312,276	52.3	44,936,152	58.8
Government securities	152,231	273,151	337,786	83,591	846,759	0.8	381,605	0.4
Private securities	-	-	-	-	-	-	667,648	0.9
Own issue	2,426,354	10,800,273	6,970,995	32,576,944	52,774,566	49.9	39,009,201	51.1
Foreign	1,313,917	23,414	49,791	303,829	1,690,951	1.6	4,877,698	6.4
Third-party portfolio	49,782,599	-	-	622	49,783,221	47.0	19,250,430	25.2
Free portfolio	30,155	677,838	-	-	707,993	0.7	12,206,860	16.0
TOTAL	53,705,256	11,774,676	7,358,572	32,964,986	105,803,490		76,393,442
% per maturity term	50.7	11.1	7.0	31.2
TOTAL 09/30/2007	37,195,849	6,900,791	7,271,898	25,024,904	76,393,442
% per maturity term	48.7	9.0	9.5	32.8

5.35

d) Funds from acceptance and issuance of securities

	09/30/2008						09/30/2007
	0-30	31-180	181-365	Over 365	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	278,079	1,837,127	615,975	541,110	3,272,291	30.9	1,008,366	13.8
DEBENTURES	124,667	-	-	2,025,000	2,149,667	20.3	2,945,599	40.2
FOREIGN BORROWINGS AND SECURITIES	1,060,709	759,894	236,073	3,103,886	5,160,562	48.8	3,372,721	46.0
Trade Related – Issued abroad - Structure Note Issued	218,907	265,838	67,360	229,119	781,224	7.4	-	-
Non-trade Related	841,802	494,056	168,713	2,874,767	4,379,338	41.4	3,372,721	46.0
Issued in Brazil - Fixed Rate Notes	-	-	-	-	-	-	19,952	0.3
Issued abroad	841,802	494,056	168,713	2,874,767	4,379,338	41.4	3,352,769	45.7
Brazil Risk Note Programme	27,402	117,859	27,715	730,915	903,891	8.5	818,447	11.2
Euro Certificates of Deposits	727,964	46,056	18,003	6,018	798,041	7.5	139,764	1.9
Euro Medium Term Note Programme	15,766	65,541	15,042	407,789	504,138	4.8	16,673	0.2
Euronotes	-	22	-	-	22	0.0	213,829	2.9
Fixed Rate Notes	60,199	161,135	99,090	1,453,727	1,774,151	16.8	2,160,542	29.5
Other	10,471	103,443	8,863	276,318	399,095	3.8	3,514	0.0
TOTAL	1,463,455	2,597,021	852,048	5,669,996	10,582,520		7,326,686
% per maturity term	13.8	24.5	8.1	53.6
TOTAL 09/30/2007	205,724	3,785,340	170,863	3,164,759	7,326,686
% per maturity term	2.8	51.7	2.3	43.2

5.36

e) Borrowing and onlending

	09/30/2008						09/30/2007
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWING	819,035	5,823,490	3,298,234	3,859,627	13,800,386	66.3	10,340,219	64.5
Domestic	112,410	36,195	17,702	15,369	181,676	0.9	342,532	2.1
Foreign (*)	706,625	5,787,295	3,280,532	3,844,258	13,618,710	65.4	9,966,503	62.2
Assumption of obligations	-	-	-	-	-	-	31,184	0.2
ONLENDING	241,819	819,999	1,042,982	4,902,638	7,007,438	33.7	5,684,156	35.5
Domestic – official institutions	240,709	785,572	1,026,322	4,622,604	6,675,207	32.1	5,147,700	32.2
BNDES	97,505	277,619	342,339	2,860,875	3,578,338	17.2	2,579,556	16.1
FINAME	138,907	410,888	659,445	1,639,480	2,848,720	13.7	2,446,992	15.3
Other	4,297	97,065	24,538	122,249	248,149	1.2	121,152	0.8
Foreign	1,110	34,427	16,660	280,034	332,231	1.6	536,456	3.3
TOTAL	1,060,854	6,643,489	4,341,216	8,762,265	20,807,824		16,024,375
% per maturity term	5.1	31.9	20.9	42.1
TOTAL 09/30/2007	640,521	6,477,930	2,671,933	6,233,991	16,024,375
% per maturity term	4.0	40.4	16.7	38.9
(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

5.37

f) Securitization of foreign payment orders

Funds obtained abroad through the sale to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	09/30/2008				09/30/2007
	31-180	181-365	Over 365	Total	Total	%
TOTAL	69,361	118,824	1,265,132	1,453,317	1,134,478	100.0
% per maturity term	4.7	8.2	87.1
TOTAL 09/30/2007	57,652	97,664	979,162	1,134,478
% per maturity term	5.1	8.6	86.3

5.38

g) Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of February 28, 2007, and amendments established by CMN Resolution No. 3,532, of January 31, 2008, is as follows:

	09/30/2008					09/30/2007
	31-180	181-365	Over 365	Total	%	Total	%
CDB (1)	31,317	-	11,543,666	11,574,983	87.3	9,454,595	81.7
Debentures (2)	-	-	-	-	-	603,356	5.2
Euronotes (3)	7,040	-	861,170	868,210	6.5	796,071	6.9
Bonds (4)	-	-	68,358	68,358	0.5	-	-
TOTAL OTHER LIABILITIES	38,357	-	12,473,194	12,511,551		10,854,022
Redeemable preferred shares (5)	-	105	752,458	752,563	5.7	723,200	6.2
GRAND TOTAL	38,357	105	13,225,652	13,264,114		11,577,222
% per maturity term	0.3	0.0	99.7
TOTAL - 09/30/2007	1,425,467	600,380	9,551,375	11,577,222
% per maturity term	12.3	5.2	82.5

(1)	Bank Deposit Certificates:
-	Issued on December 23, 2002, with face value of R$ 850,000, with maturity on 1 December 23, 2009 and paying interest semiannually at the Interbank Deposit rate plus 0.87% p.a., upon maturity;
-	Issued on March 26, 27 and 28, 2007, with face value of R$ 5,000,000, with maturity on April 2, 2012 and paying interest of 103.5% at the Interbank Deposit rate upon maturity;
-	Issued on May 18, 21, 22, 23 and 24, 2007, with face value of R$ 1,804,500, with maturity on May 22, 2014 and paying interest of Interbank Deposit rate plus 0.35% p.a., upon maturity;
-	Issued on November 1, 2007, with face value of R$ 300,000, with maturity on November 1, 2012 and paying interest of Interbank Deposit rate plus 0.35% p.a., upon maturity;
-	Issued on January 30 and 31, 2008, with face value of R$ 880,000, with maturity on February 1, 2013 and paying interest of Interbank Deposit rate plus 0.50% p.a., upon maturity;
-
Issued on February 1, 7, 8 and 25, 2008, with face value of R$ 1,256,000, with maturity on February 1, 7, 8 and 25, 2013, respectively, and paying interest at the Interbank Deposit Certificate rate plus 0.50% p.a. upon maturity;

(2)	Non-convertible debentures:
-
Issued on September 1, 2001, with face value of R$ 600,000, with maturity on September 1, 2008, with no projected amortization or renegotiation and paying interest semiannually at the Interbank Deposit Certificate rate plus 0.75% p.a..

(3)	Euronotes:
-
Issued on August 13, 2001, in the amount of US$ 100,000 thousand, and November 9, 2001, in the amount of US$ 80,000 thousand, with maturity on August 15, 2011 and paying interest semiannually at the rate of 10% p.a.;

-	Issued on August 13, 2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on August 15, 2011 and paying interest semiannually at the rate of 4.25% p.a..

(4)	Bonds
-
Issued on April 1, 2008, placed on the market at April 29, 2008 and June 13, 2008, with nominal amount of CLP$ 6,085,122 (US$ 13,865 thousand) and CLP$ 13,980,808 (US$ 27,931 thousand), respectively, with maturity on October 1, 2031, and paying interest at the rate of 3.5% p.a. upon maturity;

(5)	Redeemable preferred shares:
-	Issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.;
-	Recorded in the appropriate account of Stockholders’ Equity and presented in Minority Interest.

5.39

NOTE 10 – INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Mathematical provision of benefits to be granted and benefits granted	6,950	6,827	23,502,204	18,808,359	-	-	23,509,154	18,815,186
Unearned premiums	962,028	825,754	333,318	269,109	-	-	1,295,346	1,094,863
Mathematical provision for redemptions	-	-	-	-	1,116,566	1,054,618	1,116,566	1,054,618
Raffle contingency	-	-	-	-	35,149	53,380	35,149	53,380
Unsettled claims	617,991	520,533	82,619	65,428	-	-	700,610	585,961
Financial surplus	1,976	1,771	318,818	327,613	-	-	320,794	329,384
IBNR	162,762	145,287	36,269	27,434	-	-	199,031	172,721
Financial variation	-	-	104,425	88,680	-	-	104,425	88,680
Premium deficiency	81,238	71,758	17,430	12,158	-	-	98,668	83,916
Health care (1)	44,340	44,011	-	-	-	-	44,340	44,011
Other	36,898	27,747	17,430	12,158	-	-	54,328	39,905
Insufficient contribution	-	-	73,115	59,133	-	-	73,115	59,133
Other (2)	18,730	3,740	93,095	115,010	8,631	9,309	120,456	128,059
TOTAL	1,851,675	1,575,670	24,561,293	19,772,924	1,160,346	1,117,307	27,573,314	22,465,901

(1)
The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with USGAAP standards, the provision recorded in the financial statements filed with the SEC (Securities and Exchange Commission) were conservatively estimated at R$ 428,465 at December 31, 2007 (R$ 582,194 at 12/31/2006), sufficient to cover deficits until the termination of the plans in 2099.
To maintain the economic and financial balance of health care plans, discussions are still being maintained with the ANS (Brazilian Health Agency – health market regulator) regarding the restructuring of the plan, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.
In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.
(2)	Basically represented by Additional Provision for Premiums, Risk variation, Redemption and Other unsettled amounts and Raffles pending/ payable.

5.40

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Interbank investments – Money market	211,095	178,670	315,958	230,552	277,354	251,854	804,407	661,076
Securities and derivative financial instruments	1,333,405	1,122,398	24,014,946	19,355,175	904,363	884,290	26,252,714	21,361,863
PGBL/VGBL fund quotas (1)	-	-	21,893,675	17,456,277	-	-	21,893,675	17,456,277
Other securities	1,333,405	1,122,398	2,121,271	1,898,898	904,363	884,290	4,359,039	3,905,586
Government	714,423	307,130	870,504	734,197	218,302	9,674	1,803,229	1,051,001
Private	618,982	815,268	1,250,767	1,164,701	686,061	874,616	2,555,810	2,854,585
Credit rights (2)	299,720	267,440	278,408	198,920	-	-	578,128	466,360
TOTAL	1,844,220	1,568,508	24,609,312	19,784,647	1,181,717	1,136,144	27,635,249	22,489,299

(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, are recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2)	Recorded under Other receivables – Insurance premiums receivable.

c) Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to 09/30/2008	01/01 to 09/30/2007	01/01 to 09/30/2008	01/01 to 09/30/2007	01/01 to 09/30/2008	01/01 to 09/30/2007	01/01 to 09/30/2008	01/01 to 09/30/2007
Income from financial operations	101,168	122,039	169,917	117,933	30,677	64,019	301,762	303,991
Financial income from insurance, pension plan and capitalization	114,295	122,402	1,382,902	1,443,783	89,485	123,327	1,586,682	1,689,512
Financial expenses from insurance, pension plan and capitalization	(13,127)	(363)	(1,212,985)	(1,325,850)	(58,808)	(59,308)	(1,284,920)	(1,385,521)
Results of operations from insurance, pension plan and capitalization	458,324	427,175	316,091	296,237	236,480	187,432	1,010,895	910,844
Premiums and contributions	1,880,550	1,687,681	4,765,187	4,144,640	776,105	629,979	7,421,842	6,462,300
Changes in technical provisions	(118,074)	(52,640)	(4,270,926)	(3,712,196)	(523,155)	(422,561)	(4,912,155)	(4,187,397)
Expenses for claims	(1,024,899)	(926,076)	(145,168)	(110,766)	-	-	(1,170,067)	(1,036,842)
Selling expenses	(272,121)	(268,884)	(20,996)	(21,530)	(1,144)	(974)	(294,261)	(291,388)
Expenses for benefits and raffles	-	-	(8,797)	(5,820)	(14,873)	(15,914)	(23,670)	(21,734)
Other revenues and expenses	(7,132)	(12,906)	(3,209)	1,909	(453)	(3,098)	(10,794)	(14,095)

TOTAL	559,492	549,214	486,008	414,170	267,157	251,451	1,312,657	1,214,835

5.41

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities: these are estimated and classified as follows:

- Calculation criteria:

Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other risks: calculated mainly based on the assessment of credit risk on joint obligations.

-
Contingencies classified as probable: are recognized in the accounting books and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 09/30/2008					01/01 to 09/30/2007
Change in provision for contingent liabilities	Civil	Labor	Tax and social security	Other	Total	Total
Opening balance	1,272,721	1,756,459	529,256	97,489	3,655,925	2,905,185
(-) Contingencies guaranteed by indemnity clauses (Note 4l I)	(44,633)	(601,484)	(10,174)	-	(656,291)	(578,233)
Subtotal	1,228,088	1,154,975	519,082	97,489	2,999,634	2,326,952
Changes in the period reflected in results (Notes 12f and 12i)	601,711	302,041	326,741	20,701	1,251,194	1,032,026
Restatements/Charges	46,609	46,373	6,539	-	99,521	86,903
Increase	625,311	335,115	323,791	20,701	1,304,918	1,072,973
Write-offs through reversal	(70,209)	(79,447)	(3,589)	-	(153,245)	(127,850)
Payments	(405,648)	(167,159)	(4,324)	-	(577,131)	(473,176)
Subtotal	1,424,151	1,289,857	841,499	118,190	3,673,697	2,885,802
(+) Contingencies guaranteed by indemnity clauses (Note 4l I)	124,500	588,226	15,539	-	728,265	707,091
Closing balance (Note 12c)	1,548,651	1,878,083	857,038	118,190	4,401,962	3,592,893
Closing balance at 09/30/2007 (Note 12c)	1,212,330	1,636,819	642,632	101,112	3,592,893
Escrow deposits at 09/30/2008 (Note 12a)	671,382	888,909	281,368	-	1,841,659
Escrow deposits at 09/30/2007 (Note 12a)	466,155	831,574	326,592	-	1,624,321

5.42

-
Contingencies classified as possible: not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 277,367 and Tax and Social Security Lawsuits amounting to R$ 1,506,221. The principal characteristics of these lawsuits are described below:

•	IRPJ/CS (Income Tax/Social Contribution) on disposal of investments – R$ 392,746: refers to tax assessment notice issued due to tax effects on disposal of investments. Awaiting Court's decision.

•
IRPJ/PDD (Income tax/Allowance for loan losses) – R$ 158,433: Reject the Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the IN No. 76/87 and the CMN Resolution No. 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank’s appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

•
CPMF – Transfer of Securities - R$ 154,502: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on payment of liabilities arising from transfer of securities. A decision from the Taxpayers’ Council is pending.

•
ISS – Banking Institutions – R$ 147,099: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

•
Apportionment of Net Assets by Book Value – R$ 123,494: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. Awaiting Court's decision.

The amount of R$ 1,285,614 (R$ 1,099,849 at 09/30/2007) related to Securities, the amount of R$ 1,998,828 (R$ 972.679 at 09/30/2007) (Note 12a) of deposits, as well as Permanent Assets in the amount of R$ 951,941 (R$ 1,016,612 at 09/30/2007), according to article 32 of Law No. 10,522 of July 19, 2002, are pledged in guarantee of voluntary appeals related to contingent liabilities lawsuits. As a result of the unconstitutionality lawsuit No. 1,976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals on April 10, 2007. The Bank is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 923,194 (R$ 879,440 at 09/30/2007) (Note 12a), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition from losses on Civil, Labor and Tax Contingencies.

5.43

c) Legal Liabilities – Tax and Social Security and Escrow Deposits for filing Legal Processes – recognized at the full amount being questioned and respective escrow deposits, as follows:

Change in legal liabilities	01/01 to 09/30/2008	01/01 to 09/30/2007
Opening balance	5,433,380	3,827,180
Changes in the period reflected in results	1,109,957	1,186,047
Charges on taxes	288,705	235,065
Net increase	890,376	953,456
Write-offs through reversal	(69,124)	(2,474)
Payments	(59,095)	(4,057)
Closing balance (Note 13c)	6,484,242	5,009,170
Probability of loss
Probable	1,076,325	969,443
Possible	296,046	286,720
Remote	5,111,871	3,753,007

Change in escrow deposits	01/01 to 09/30/2008	01/01 to 09/30/2007
Opening balance	3,013,026	2,363,669
Appropriation of income	181,364	158,573
Changes in the period	295,239	346,940
Deposited	329,781	353,178
Withdrawals	(34,542)	(3,533)
Conversion into income	-	(2,705)
Closing balance (Note 12a)	3,489,629	2,869,182

5.44

The main natures of processes are described as follows:

•
PIS and COFINS X Law 9,718/98 – R$ 2,939,714 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law 9,718 of November 27, 1998, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 557,256;

•
IRPJ and CSLL X Profit Earned Abroad – R$ 882,997. Aimed at rejecting the requirement set forth by Regulatory Instruction No. 213 of October 7, 2002, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 478,629;

•
CPMF (Tax on Bank Account Outflows) – Leasing companies – R$ 633,772 – Aimed at giving the treatment granted to financial institutions to leasing companies as to zero rate of CPMF (Article 8, item III, of Law No. 9,311 of 10/24/1996). The corresponding escrow deposit totals R$ 547,721;

•
PIS X Constitutional Amendments Nos. 10/96 (January 1996 to June 1996) and 17/97 (July 1997 to February 1998) – R$ 369,500 – Aimed at rejecting the levy of PIS based on principles of anteriority over 90 days and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97, and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 41,727;

•
CSLL X Equality – R$ 263,863 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law No. 9,249 of December 26, 1995, rejecting the provisions of paragraph 1 therein, which sets forth a differentiated rate (18%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 165,027;

•
INSS X Supplementary Law No. 84/96 and Additional rate of 2.5% – R$ 222,757 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 176,995.

According to the opinion of the legal advisors, ITAÚ HOLDING and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution No. 3,535 of January 31, 2008.

5.45

NOTE 12 – BREAKDOWN OF ACCOUNTS

a) Other sundry receivables

	09/30/2008	09/30/2007
Deferred tax assets (Note 13b I)	9,443,515	7,113,976
Social contribution for offset (Note 13b I)	895,907	940,825
Taxes and contributions for offset	1,615,743	924,406
Escrow deposits in guarantee for provision for contingent liabilities (Note 11b)	3,840,487	2,597,000
Contingencies classified as probable	1,841,659	1,624,321
Contingencies classified as possible	1,998,828	972,679
Escrow deposits for legal liabilities – tax and social security (Note 11c)	3,489,629	2,869,182
Escrow deposits for foreign fund raising program	583,509	727,838
Receivables from reimbursement of contingent liabilities (Note 11b)	923,194	879,440
Receivables from the sale of the Credicard brand (1)	248,755	238,956
Sundry domestic debtors	389,013	193,749
Sundry foreign debtors	203,322	206,587
Tax incentive options	20,020	140,847
Recoverable payments	28,996	27,308
Salary advances	100,782	87,835
Amounts receivable from related companies	4,853	18,995
Operations without credit granting characteristics	142,335	189,507
Securities and credits receivable (2)	158,481	206,869
(-) Allowance for other loan losses	(16,146)	(17,362)
Other	56,764	40,461
Total	21,986,824	17,196,912

(1)	Refers to right exercised by Citibank related to the exclusive use of the Credicard brand from January 1, 2009 (disclosed in Material Fact by ITAÚ HOLDING on December 6, 2006).
(2)
Includes the amount of R$ 96,920 (R$ 136,190 at 09/30/2007) related to the acquisition, at a public bidding, carried out by Banco Itaú in April 2007, of rights held by the State Government of Goiás on the receipt of funds and royalties from Itaipu Binacional.

At ITAÚ HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 60,885 (R$ 64,581 at 09/30/2007) and Deferred Tax Assets of R$ 383,696 (R$ 306,060 at 09/30/2007) (Note 13b I).

5.46

b) Prepaid expenses

	09/30/2008	09/30/2007
Technical cooperation agreement (1)	1,971,841	1,775,573
Association for the promotion and offer of financial products and services (2)	420,097	-
Commissions	2,164,092	1,243,287
Related to insurance and pension plan	155,481	158,778
Related to vehicle financing (3)	1,986,626	1,050,983
Other	21,985	33,526
Advertising	45,181	37,184
Other	171,605	140,875
Total	4,772,816	3,196,919

(1)
Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. The balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo.

(2)	Basically refers to the agreement signed with the company LPS Brasil - Consultoria de Imóveis S.A. (LOPES).
(3)	Commissions paid to dealers upon the granting of vehicle financing or leasing that started to be recognized in income in 2007 based on the terms of the contracts.

c) Other sundry liabilities

	09/30/2008	09/30/2007
Provision for contingent liabilities (Note 11b)	4,401,962	3,592,893
Provision for sundry payments	1,113,565	905,995
Provision for personnel	807,662	670,832
Sundry creditors - local	519,604	400,638
Liabilities for official agreements and rendering of payment services	293,746	108,699
Sundry creditors - foreign	129,471	222,994
Related to insurance operations	248,763	267,791
Liabilities for purchase of assets and rights	89,593	109,327
Creditors of funds to be released	215,171	83,377
Funds from consortia participants	53,336	54,654
Provision to cover actuarial deficit (Note 18c)	27,114	28,618
Provision for corporate restructuring (*)	-	6,044
Other	24,827	13,407
Total	7,924,814	6,465,269

(*) Refers to the provision for corporate restructuring of BKB.

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of mounts payable related to acquisition of investments of R$ 3,694 (R$ 26,262 at 09/30/2007).

5.48

d)	Banking service fees

	01/01 to 09/30/2008	01/01 to 09/30/2007
Asset management	1,450,992	1,507,654
Funds management fees	1,431,624	1,474,966
Consortia management fees	19,368	32,688
Current account services (1)	184,131	279,265
Credit cards	1,895,941	1,749,138
Annual fees	526,336	514,609
Other services	1,369,606	1,234,529
Relationship with stores	1,052,753	933,103
Credit card processing	316,853	301,426
Loan operations and guarantees provided	963,799	832,094
Loan operations (1)	824,988	733,643
Guarantees provided	138,811	98,451
Collection services	773,722	687,956
Collection fees	441,688	354,904
Collection services	149,911	158,332
Interbank charges (securities, checks and wire)	182,123	174,720
Other	835,332	750,115
Consultation to Serasa (2)	4,402	105,507
Brokerage	292,951	240,489
Custody services and management of portfolio	109,568	88,757
Economic and financial advisory	115,144	87,623
Foreign exchange services	47,976	46,667
Other services	265,291	181,072
Total	6,103,917	5,806,222

(1)	The balances from January 1 to September 30, 2007 were reclassified as Income from Bank Service Fees, as provided for by Article 9 of the BACEN Circular Letter No. 3,324 of June 12, 2008 (Note 12e).

(2)	The result for the period from January 1 to September 30, 2008 was affected by the partial disposal on June 28, 2007 of the interest held in the capital stock of Serasa S.A.

5.49

e)	Income from bank charges

	01/01 to 09/30/2008	01/01 to 09/30/2007
Loan operations/registration (1)	808,771	789,864
Deposit account	46,629	43,445
Transfer of funds	53,373	43,664
Service package fees and other	664,898	817,422
Total (2)	1,573,671	1,694,395

(1)	For comparability purposes, from January 1 to September 30, 2007, the credit granting fee from May to September.

(2)
Refers to priority services that started to be disclosed under this heading according to BACEN Circular Letter No. 3,324 of June 12, 2008. The bank charges arising from differentiated banking services are still recorded under the heading of Income from Banking Service Fees, as provided for by Articles 4 and 5 of CMN Resolution No. 3,518, of December 6, 2007.

5.50

f)	Personnel expenses

	01/01 to 09/30/2008	01/01 to 09/30/2007
Compensation	(2,699,257)	(2,290,736)
Charges	(797,208)	(660,640)
Welfare benefits	(646,223)	(591,189)
Training	(80,985)	(56,157)
Subtotal	(4,223,673)	(3,598,722)
Severance pay	(88,624)	(80,535)
Labor claims (Note 11b)	(302,041)	(287,011)
Total	(4,614,338)	(3,966,268)

g)	Other administrative expenses

	01/01 to 09/30/2008	01/01 to 09/30/2007
Data processing and telecommunications	(1,299,628)	(1,169,013)
Depreciation and amortization (Note 14b)	(434,981)	(497,015)
Facilities	(692,694)	(649,704)
Third-party services	(949,424)	(858,852)
Financial system services	(415,741)	(410,437)
Advertising, promotions and publications	(395,404)	(332,866)
Transportation	(204,339)	(186,357)
Materials	(168,247)	(141,834)
Security	(177,397)	(152,806)
Legal	(24,335)	(34,932)
Travel expenses	(66,355)	(52,213)
Other	(277,338)	(220,219)
Total	(5,105,883)	(4,706,248)

5.51

h)	Other operating revenues

	01/01 to 09/30/2008	01/01 to 09/30/2007
Reversal of operating provisions	198,866	2,474
Legal liabilities – tax and social security (Note 11c)	69,124	2,474
Other (1)	129,742	-
Investment in subsidiaries, not arising from net income	-	58,824
Recovery of charges and expenses	120,889	73,016
Other (2)	232,415	243,416
Total	552,170	377,730

(1)	Refers to reversal of provision for additional depreciation of IT equipment and goods.
(2)
From January 1 to September 30, 2008, it comprises R$ 64,160 arising from the action for restitution of undue payment of PIS of gross operating revenue (ROB), which was in excess of PIS Repique (on income tax payable) for the period from July 1988 to May 1989. In November 2002 a decision recognizing the entitlement to the credit was considered final and unappealable and in September 2008 the expert’s calculation for liquidation of the decision was completed.

i)	Other operating expenses

	01/01 to 09/30/2008	01/01 to 09/30/2007
Provision for contingencies (Note 11b)	(949,153)	(745,015)
Civil lawsuits (1)	(601,711)	(658,471)
Tax and social security (2)	(326,741)	(74,750)
Other	(20,701)	(11,794)
Selling - credit cards	(412,401)	(350,573)
Claims	(204,233)	(121,173)
Foreign exchange variation on liabilities of companies abroad	(41,980)	(14,717)
Investment in subsidiaries, not arising from net income	(16,211)	-
Amortization of goodwill on investments (3)	(29,013)	(175,723)
Other	(260,572)	(231,068)
Total	(1,913,563)	(1,638,269)

(1)	From January 1 to September 30, 2008, includes the provision for economic plans amounting to R$ 266,524 (R$ 326,456 from January 1 to September 30, 2007).
(2)
From January 1 to September 30, 2008, includes the provision for tax assessment notices issued for collection of tax credit related to CPMF on operations carried out with clients, in the amount of R$ 286,146.

(3)
From January 1 to September 30, 2007, basically refers to the acquisition of BBI and BBT and the acquisition of BPI – SGPS S.A. (BPI) shares that, net of the effect of minority interests, represents R$ 58,060.

j)	Non-operating income

	01/01 to 09/30/2008	01/01 to 09/30/2007
Disposal of investments	291,587	2,286,962
Serasa S.A.	-	742,523
Redecard S.A.	-	1,544,439
Visa Inc.	144,287	-
Mastercard Inc.	82,964	-
BM&F Bovespa	64,336	-
Sale of the former head office of Banco ItauBank S.A.	-	114,321
Other	23,958	11,951
Total	315,545	2,413,234

5.52

NOTE 13 - TAXES

a)	Composition of expenses for taxes and contributions

I-	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 09/30/2008	01/01 to 09/30/2007

Income before income tax and social contribution	8,136,714	10,523,230
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(2,766,483)	(3,577,898)

Increase/decrease to Income Tax and Social Contribution charges arising from:
Temporary (additions) exclusions	959,891	(66,741)
Investments in affiliates	34,977	30,253
Foreign exchange variation on investments abroad	232,559	(440,080)
Interest on capital	486,691	78,430
Dividends, interest on external debt bonds and tax incentives	274,071	207,461
Other	(68,407)	57,195
Permanent (additions) exclusions	1,450,321	810,984
Allowance for loan losses	(490,231)	(451,070)
Excess (insufficiency) of depreciation of leased assets	1,929,527	1,171,526
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	74,282	(67,180)
Interest on capital	-	364,227
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(266,257)	(318,412)
Realization of goodwill on purchase of investments	185,210	189,712
Other non-deductible provisions	17,790	(77,819)
(Increase) Offset of tax losses/social contribution losses carryforwards	(1,338,220)	(305,318)
Effect of the increase in the social contribution rate (Note 4m)	(205,132)	-
Expenses for income tax and social contribution	(1,899,623)	(3,138,973)

Related to temporary differences
Increase (reversal) for the period	(112,101)	(502,391)
Prior periods increase (reversal)	607,344	27,567
Income (expenses) from deferred taxes	495,243	(474,824)
Total income tax and social contribution	(1,404,380)	(3,613,797)

II -	Composition of tax expenses:

	01/01 to 09/30/2008	01/01 to 09/30/2007
PIS and COFINS	(1,203,249)	(1,261,396)
ISS	(249,818)	(218,139)
CPMF (*)	-	(213,564)
Other	(181,292)	(110,605)
Total (Note 4m)	(1,634,359)	(1,803,704)

(*) As from January 1, 2008, the withholding and payment of CPMF established by Law No. 9,311, of October 24, 1996, were cancelled.

At ITAÚ HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 14,615 (R$ 20,001 from 01/01 to 09/30/2007).

5.53

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

5.54

b)	Deferred taxes

I-	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	09/30/2007	09/30/2008	12/31/2007	Realization / Reversal	Increase	09/30/2008	09/30/2007
Reflected in income and expense accounts			6,347,847	(1,443,676)	4,497,875	9,402,046	7,113,976
Related to income tax and social contribution loss carryforwards			469,810	(83,260)	1,379,214	1,765,764	782,288
Related to disbursed provisions			2,343,033	(825,371)	1,846,637	3,364,299	2,517,139
Allowance for loan losses			1,820,518	(670,989)	1,434,060	2,583,589	1,969,709
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			-	-	391,484	391,484	-
Allowance for real estate			29,440	(3,608)	5,147	30,979	31,931
Goodwill on purchase of investments			335,472	(58,862)	-	276,610	355,587
Other			157,603	(91,912)	15,946	81,637	159,912
Related to non-disbursed provisions (*)	12,057,001	13,126,007	3,535,004	(535,045)	1,272,024	4,271,983	3,814,549
Related to the operation	9,907,001	10,876,007	2,804,004	(535,045)	1,238,024	3,506,983	3,083,549
Interest on capital	490,757	-	-	-	-	-	166,857
Legal liabilities – tax and social security	2,409,530	3,263,997	714,816	(23,412)	204,149	895,553	626,495
Provision for contingent liabilities	2,560,521	3,555,507	879,541	(199,056)	549,014	1,229,499	817,836
Civil	1,177,345	1,424,151	407,757	(93,174)	237,300	551,883	380,814
Labor	868,552	1,289,857	291,837	(99,497)	171,677	364,017	262,050
Tax and social security	514,624	841,499	179,947	(6,385)	140,037	313,599	174,972
Goodwill on purchase of investments	2,260,776	1,784,712	734,648	(127,846)	-	606,802	768,664
Provision for corporate restructuring	6,044	-	-	-	-	-	1,813
Other non-deductible provisions	2,179,373	2,271,791	474,999	(184,731)	484,861	775,129	701,884
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	2,150,000	2,250,000	731,000	-	34,000	765,000	731,000

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)			3,344	-	38,125	41,469	-
Total	12,057,001	13,126,007	6,351,191	(1,443,676)	4,536,000	9,443,515	7,113,976
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			925,687	(29,780)	-	895,907	940,825

(*)
From a financial point of view, rather than recording the provision of R$ 13,126,007 (R$ 12,057,001 at 09/30/2007) and deferred tax assets of R$ 4,271,983 (R$ 3,814,549 at 09/30/2007), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 9,443,515 (R$ 7,113,976 at 09/30/2007) to R$ 5,171,532 (R$ 3,299,427 at 09/30/2007).

At ITAÚ HOLDING, Deferred Tax Assets amount to R$ 383,696 (R$ 306,060 at 09/30/2007) and are basically represented by the Tax Losses and Social Contribution Losses Carryforwards of R$ 342,355 (R$ 284,292 at 09/30/2007), which is expected to be realizable in 1 year.

5.55

II-	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2007	Realization / Reversal	Increase	09/30/2008(*)	09/30/2007
Reflected in income and expense accounts	4,141,133	(169,824)	2,673,308	6,644,617	3,668,332
Depreciation in excess - leasing	3,554,767	(50,325)	1,984,670	5,489,112	3,078,273
Taxation of results abroad – Capital gains	65,534	(40,862)	-	24,672	63,558
Adjustments of operations carried out in futures settlement market	65,899	(39,047)	286,492	313,344	124,289
Adjustment to market value of trading securities and derivative financial instruments	117,579	(35,591)	255,270	337,258	94,936
Restatement of escrow deposits related to legal and contingent liabilities	209,494	-	131,400	340,894	189,529
Income on sale of permanent asset items and rights	70,004	(263)	-	69,741	70,091
Other	57,856	(3,736)	15,476	69,596	47,656
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	35,716	(5,058)	3,227	33,885	57,789
Total	4,176,849	(174,882)	2,676,535	6,678,502	3,726,121

(*) At September 30, 2008, the balance reflects the adjustment arising from the increase in the social contribution tax rate (Note 4m) in the amount of R$ 179,403.

At ITAÚ HOLDING, the provision for deferred income and social contribution amounts to R$ 2,093 (R$ 1,509 at 09/30/2007), basically comprised of Restatement of escrow deposits related to legal and contingent liabilities.

5.56

III-
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2008, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
Realization year	Temporary differences	Tax losses/social Contribution Losses carryforwards	Total	Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
2008	1,319,675	209,163	1,528,838	39,214	(639,227)	928,825
2009	1,923,393	1,285,814	3,209,207	309,905	(779,034)	2,740,078
2010	1,278,905	270,787	1,549,692	260,249	(1,121,236)	688,705
2011	914,422	-	914,422	55,626	(1,244,370)	(274,322)
2012	696,337	-	696,337	53,244	(1,432,125)	(682,544)
After 2012	1,545,019	-	1,545,019	177,669	(1,462,510)	260,178
Total	7,677,751	1,765,764	9,443,515	895,907	(6,678,502)	3,660,920
Present value (*)	6,812,494	1,660,152	8,472,646	794,004	(5,794,809)	3,471,841

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV -	Unrecorded deferred tax assets amount to R$ 746,843 (R$ 324,126 at 09/30/2007).

In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded not taking into consideration the surplus rate in Tax Liabilities; the surplus balance of R$ 670,017 was not recorded.

5.57

c)	Tax and social security contributions

	09/30/2008	09/30/2007
Taxes and contributions on income payable	562,909	800,632
Taxes and contributions payable	362,828	276,374
Provision for deferred income tax and social contribution (Note 13b lI)	6,678,502	3,726,121
Legal liabilities – tax and social security (Note 11c)	6,484,242	5,009,170
Total	14,088,481	9,812,297

At ITAÚ HOLDING the balance of Tax and Social Security Contributions totals R$ 179,943 (R$ 88,476 at 09/30/2007) and is basically comprised of Legal Liabilities of R$ 177,153 (R$ 86,508 at 09/30/2007).

5.58

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to those levied on financial operation, including for comparative purposes.

	09/30/2008	09/30/2007

Taxes paid or provided for	4,986,689	5,884,865
Taxes withheld and collected from third parties (*)	3,582,435	6,107,453
Total	8,569,124	11,992,318

(*) The amounts withheld during this half decreased mainly because of the end of the levy of CPMF in connection to taxable events after January 1, 2008; the amount of CPMF withheld and collected in the third quarter of 2007 amounted to R$ 3,843,468.

5.59

NOTE 14 – PERMANENT ASSETS

a)	Investments

I-	Changes of investments - ITAÚ HOLDING

Companies		Balances at 12/31/2007	Goodwill amortization	Subscription/ Acquisition/ Sales	Dividends and interest on capital received (1)	Equity in earnings of subsidiaries	Adjustment to Marketable securities of subsidiaries	Balances at 09/30/2008	Balances at 09/30/2007	Equity in earnings of subsidiaries from 01/01 to 09/30/2007
Domestic		29,904,295	-	-	(2,098,418)	5,000,352	(128,203)	32,678,026	29,597,260	6,141,182
Banco Itaú S.A.		13,792,595	-	-	(2,054,123)	1,688,463	(137,114)	13,289,821	13,565,237	2,154,904
Banco Itaucard S.A.	(2)	7,178,299	-	-	-	1,772,861	(1)	8,951,159	7,321,439	2,800,921
Banco Itaú BBA S.A.		4,295,370	-	-	(34,735)	670,319	13,448	4,944,402	4,261,017	409,377
Itauseg Participações S.A.		3,060,620	-	-	-	536,727	(8,315)	3,589,032	2,931,517	535,283
Itaú BBA Participações S.A.		1,249,336	-	-	(3,498)	194,065	3,836	1,443,739	1,238,646	121,378
Itaú Corretora de Valores S.A.	(2)	328,075	-	-	(6,062)	137,917	(57)	459,873	279,404	119,319
Abroad		1,472,696	(38,559)	300,615	-	265,857	(13,079)	1,987,530	1,465,035	28,971
Itaú Chile Holdings, Inc.	(3a)	1,199,622	(33,931)	300,615	-	197,612	(10,148)	1,653,770	1,196,410	(7,116)
Banco Itaú Uruguay S.A.	(3b)	193,066	(3,534)	-	-	38,486	(2,931)	225,087	192,214	30,535
Oca S.A.	(3c)	54,929	(939)	-	-	22,085	-	76,075	51,566	6,911
Oca Casa Financiera S.A.	(3d)	22,877	(137)	-	-	7,296	-	30,036	22,694	(1,033)
Aco Ltda.	(3e)	2,134	(17)	-	-	430	-	2,547	2,068	(216)
Itaú Uruguay Directo S.A.	(3f)	68	(1)	-	-	(52)	-	15	83	(110)
GRAND TOTAL		31,376,991	(38,559)	300,615	(2,098,418)	5,266,209	(141,282)	34,665,556	31,062,295	6,170,153

(1)	Income receivable includes interest on capital receivable amounting to R$ 39,840 (R$ 1 at 09/30/2007);
(2)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(3)	Investments that include goodwill amounting to: (a) R$ 373,244, (b) R$ 38,873, (c) R$ 10,331, (d) R$ 1,500, (e) R$ 175 and (f) R$ 5.

		Stockholders'	Net income for	Number of shares owned by ITAÚ HOLDING			Equity share in voting capital	Equity share in Capital
Companies	Capital	equity	the period	Common	Preferred	Quotas	(%)	(%)
Domestic
Banco Itaú S.A.	10,202,000	13,081,051	1,685,478	99,569,772	-	-	100.00	100.00
Banco Itaucard S.A.	15,250,000	25,041,196	1,916,458	-	1,277,933,118	-	-	0.54
Banco Itaú BBA S.A.	4,223,086	6,477,435	900,168	2,589,417	5,284,526	-	49.00	74.50
Itauseg Participações S.A.	1,717,000	3,938,073	589,763	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,731,165	230,017	102,387	409,554	-	50.00	83.33
Itaú Corretora de Valores S.A.	290,000	736,567	152,400	-	811,503	-	-	4.78

Abroad
Itaú Chile Holdings, Inc.	343,538	1,280,526	100,553	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	148,387	186,214	20,511	1,639,430,739	-	-	100.00	100.00
Oca S.A.	13,596	65,744	16,757	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	17,546	28,536	5,201	646	-	-	100.00	100.00
Aco Ltda.	12	2,390	57	-	-	131	99.24	99.24
Itaú Uruguay Directo S.A.	158	10	(58)	1,749,845	-	-	100.00	100.00

5.60

II-	Composition of investments

	09/30/2008	09/30/2007
Investment in affiliates	1,168,343	909,015
Domestic	271,704	155,183
Allianz Seguros S.A. (current corporate name of AGF Brasil Seguros S.A.)	137,775	125,722
Delle Holdings S.A.	32,617	11,671
Serasa S.A.	100,431	17,790
Other	881	-
Abroad	896,639	753,832
BPI	888,370	752,031
Other	8,269	1,801
Other investments	347,039	361,377
Investments through tax incentives	108,321	102,847
Equity securities	6,894	61,563
Shares and quotas	101,002	80,938
Other	130,822	116,029
Provision for losses	(99,594)	(73,559)
Total	1,415,788	1,196,833

III-	Equity in earnings of affiliates

	01/01 to 09/30/2008	01/01 to 09/30/2007

Investment in affiliates - Domestic	33,930	16,053
Investment in affiliates - Abroad	68,944	72,926
Foreign exchange variation on investments	24,502	(48,353)
Equity in earnings of affiliates	44,442	121,279
Total	102,874	88,979

5.61

b)	Fixed assets and deferred charges

		Changes				09/30/2008			09/30/2007
	Net Balance At 12/31/2007	Acquisitions	Disposals	Depreciation/ Amortization expenses (Note 12g)	Others (Note 12h)	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
FIXED ASSETS	1,885,492	361,577	(43,739)	(276,261)	132,154	6,050,493	(3,991,270)	2,059,223	5,808,010	(3,968,990)	1,839,020
REAL ESTATE IN USE (*)	1,187,519	48,038	(2,711)	(44,849)	(6,432)	2,314,181	(1,132,616)	1,181,565	2,267,766	(1,075,578)	1,192,188
Land	637,000	5,816	(2,662)	-	(414)	639,740	-	639,740	636,927	-	636,927
Buildings	550,519	42,222	(49)	(44,849)	(6,018)	1,674,441	(1,132,616)	541,825	1,630,839	(1,075,578)	555,261
OTHER FIXED ASSETS	697,973	313,539	(41,028)	(231,412)	138,586	3,736,312	(2,858,654)	877,658	3,540,244	(2,893,412)	646,832
Installations	111,740	21,416	(10,474)	(11,289)	(298)	280,170	(169,075)	111,095	301,744	(202,679)	99,065
Furniture and equipment	75,691	59,978	(26,011)	(11,455)	(1,716)	402,683	(306,196)	96,487	358,604	(295,534)	63,070
EDP systems	417,196	195,285	(594)	(188,015)	138,501	2,729,496	(2,167,123)	562,373	2,588,075	(2,190,522)	397,553
Other (communication, security and transportation)	93,346	36,860	(3,949)	(20,653)	2,099	323,963	(216,260)	107,703	291,821	(204,677)	87,144
DEFERRED CHARGES	738,951	195,016	-	(158,720)	26,867	1,304,028	(501,914)	802,114	1,091,662	(348,669)	742,993
Leasehold improvements	332,164	112,839	-	(79,946)	113	583,761	(218,591)	365,170	460,479	(153,458)	307,021
Expenditure on acquisitions of software	168,461	54,801	-	(53,856)	6,369	424,684	(248,909)	175,775	341,142	(177,855)	163,287
Other deferred expenditures	238,326	27,376	-	(24,918)	20,385	295,583	(34,414)	261,169	290,041	(17,356)	272,685
GRAND TOTAL	2,624,443	556,593	(43,739)	(434,981)	159,021	7,354,521	(4,493,184)	2,861,337	6,899,672	(4,317,659)	2,582,013

(*) Includes amounts pledged in guarantee of voluntary deposits (Note 11b).

5.62

NOTE 15 - STOCKHOLDERS' EQUITY

a) Shares

At the ASM/ESM of April 23, 2008, stockholders resolved to cancel 10,265,646 common and 15,000,000 preferred shares issued by the Company itself, that were held in Treasury, and issued bonus shares at 25%. These bonus shares started to be traded on June 2, 2008. As a consequence, the amount of shares of capital stock increased by 604,681,698.

Capital started to comprise 3,023,408,492 book-entry shares with no par value, of which 1,553,418,582 are common and 1,469,989,910 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 17,000,000 (R$ 14,254,213 at 09/30/2007), of which R$ 12,712,421 (R$ 10,351,247 at 09/30/2007) refers to stockholders domiciled in the country and R$ 4,287,579 (R$ 3,902,966 at 09/30/2007) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Total
Shares of capital stock at 12/31/2007	1,253,000,512	1,190,991,928	2,443,992,440
Cancellation of shares – ASM/ESM of 04/23/2008	(10,265,646)	(15,000,000)	(25,265,646)
Share bonus – ASM/ESM of 04/23/2008	310,683,716	293,997,982	604,681,698
Shares of capital stock at 09/30/2008	1,553,418,582	1,469,989,910	3,023,408,492
Treasury shares at 12/31/2007 (1)	10,265,646	36,675,620	46,941,266	(1,172,394)
Purchases of shares	-	31,379,900	31,379,900	(1,289,995)
Disposals - Stock Option Plan – up to 05/30/2008	-	(6,279,600)	(6,279,600)	180,621
(-) Cancellation of shares – ASM/ESM of 04/23/2008	(10,265,646)	(15,000,000)	(25,265,646)	751,618
Bonus shares – ASM/ESM of 04/23/2008	-	11,693,980	11,693,980	-
Disposals - Stock Option Plan – after 05/30/2008	-	(800,350)	(800,350)	20,944
Treasury shares at 09/30/2008 (1)	-	57,669,550	57,669,550	(1,509,206)
Outstanding shares at 09/30/2008	1,553,418,582	1,412,320,360	2,965,738,942
Outstanding shares at 09/30/2007 (2)	1,553,418,582	1,441,354,060	2,994,772,642

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, the split of shares was considered based on the balance as of October 1, 2007, and bonus on the balance as of 05/30/2008.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 09/30/2008:

Cost/Market value	Preferred
Minimum	30.12
Weighted average	32.89
Maximum	35.87
Treasury shares
Average cost	26.17
Market value	31.90

5.63

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month in the amount of R$ 0.012 per share from November 1, 2007, as resolved in the Meeting of the Board of Directors held on August 6, 2007.

I –	Calculation

Net income	5,510,368
Adjustments:
(-) Legal reserve	(275,518)
Dividend calculation basis	5,234,850
Dividends and interest on capital paid/advanced/provided for	1,779,541	34.0%

II -	Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	694,725	-	694,725
Dividends - 8 monthly installments of R$ 0.012 per share, paid from February to September 2008	249,889	-	249,889
Dividends - Additional dividends of R$ 0.15 per share, paid on 08/25/2008	444,836	-	444,836

Provided for (*)	1,269,974	(185,158)	1,084,816
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 10/01/2008	35,588	-	35,588
Interest on capital provided for to be declared	1,234,386	(185,158)	1,049,228

Total from 01/01 to 09/30/2008 - R$ 0.6118 net per share	1,964,699	(185,158)	1,779,541
Total from 01/01 to 09/30/2007 - R$ 0.5932 net per share	1,810,524	(33,941)	1,776,583

(*) Recorded in Other Liabilities – Social and Statutory.

5.64

c)	Capital and revenue reserves

	09/30/2008	09/30/2007
CAPITAL RESERVES	538,712	1,290,059
REVENUE RESERVES	17,979,250	16,429,096
Legal	1,619,233	1,248,764
Statutory:	16,360,017	15,180,332
- Dividend equalization (1)	5,812,707	5,634,738
- Working capital increase (2)	4,537,295	3,262,779
- Increase in capital of investees (3)	6,010,015	6,282,815

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Reconciliation of net income and stockholders’ equity

The difference between the Net Income and Stockholders’ Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income of intercompany operations, on which related taxes are deferred.

	Net income		Stockholders' equity
	01/01 to 09/30/2008	01/01 to 09/30/2007	09/30/2008	09/30/2007
ITAÚ HOLDING	5,510,368	5,966,780	33,932,804	30,896,341
Amortization of goodwill	605,090	659,716	(3,189,496)	(3,984,484)
Deferred tax assets	(183,731)	(182,253)	850,127	1,093,497
Unrealized income (loss)	80	80	(2,472)	(2,579)
ITAÚ HOLDING CONSOLIDATED	5,931,807	6,444,323	31,590,963	28,002,775

5.65

e)	Stock Option Plan

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to eligible employees of ITAÚ HOLDING or officers and employees of controlled companies for extraordinary and significant reasons and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised, were exercised by the end of the vesting period, would be 0.14% for 2008, 0.31% for 2009, 0.30% for 2010, 0.35% for 2011, 0.33% for 2012 and 0.36% for 2013.

5.66

I -	Total granted options

Granting		Vesting	Exercise	Exercise price restated	Options
Nº	Date	period until	period until	(R$1)	Granted	Exercised	Cancelled	Not exercised
Closed series					79,906,425	78,286,425	1,620,000	-
7th	02/19/01	12/31/2005	12/31/2008	13.00	12,750,000	11,932,600	540,000	277,400
7th	05/02/05	12/31/2005	12/31/2008	13.00	37,250	29,800	-	7,450
8th	03/04/02	12/31/2006	12/31/2009	12.40	13,353,750	10,446,500	633,750	2,273,500
8th	05/02/05	12/31/2006	12/31/2009	12.40	35,150	28,125	-	7,025
9th	03/10/03	12/31/2007	12/31/2010	8.40	13,347,500	8,628,125	580,000	4,139,375
9th	05/02/05	12/31/2007	12/31/2010	8.40	28,175	-	22,550	5,625
10th	02/16/04	12/31/2008	12/31/2011	12.69	12,617,375	2,260,000	713,250	9,644,125
10th	08/01/05	12/31/2008	12/31/2011	12.69	25,000	-	-	25,000
11th	02/21/05	12/31/2009	12/31/2012	17.86	10,040,500	1,362,000	355,250	8,323,250
11th	08/01/05	12/31/2009	12/31/2012	17.86	25,000	-	-	25,000
11th	08/06/07	12/31/2009	12/31/2012	17.86	10,325	-	-	10,325
12th	02/21/06	12/31/2010	12/31/2013	26.57	10,808,750	137,500	225,000	10,446,250
12th	08/06/07	12/31/2010	12/31/2013	26.57	14,425	-	-	14,425
13th	02/14/07	12/31/2011	12/31/2014	33.83	9,795,250	11,000	53,500	9,730,750
13th	08/06/07	12/31/2011	12/31/2014	33.83	27,863	-	-	27,863
14th	02/11/08	12/31/2012	12/31/2015	39.01	10,579,375	-	17,000	10,562,375
14th	05/05/08	12/31/2012	12/31/2015	39.01	18,750	-	-	18,750
Total					173,420,863	113,122,075	4,760,300	55,538,488

II -	Change in stock options

	Number	Price (*)
Balance at 12/31/2007	53,607,213	17.53
Options
. Granted	10,598,125
. Cancelled	(17,000)
. Exercised	(8,649,850)
Balance at 09/30/2008	55,538,488	24.51
(*) Weighted average exercise price.

III-	Exercised options in the period (R$ 1)

Granting	Number of shares	Exercise price (*)	Market value (*)
7th	361,350	12.62	32.37
8th	594,250	11.52	34.00
9th	6,068,750	7.86	34.60
10th	1,100,000	12.04	36.21
11th	437,000	16.98	37.47
12th	77,500	25.37	37.32
13th	11,000	31.97	33.40
Total	8,649,850	9.49	34.84

(*) Weighted average value.

IV -	Effect of the option exercise

Amount received for the sale of shares – exercised options	82,073
(-) Cost of treasury shares sold	(201,565)
Effect on sale (*)	(119,492)
(*) Recorded in revenue reserves.

5.67

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev and Itaubank Sociedade de Previdência Privada, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

•	Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and 21f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

•
Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision of custody/management services;

•	Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and

•	Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

5.68
NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders' equity
	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Interbank deposits	11,404,198	11,276,779	11,404,532	11,295,685	334	18,906	334	18,906
Securities and derivative financial instruments	81,606,829	64,513,350	81,779,979	64,723,564	85,119	362,738	173,150	210,214
Adjustment of available-for-sale securities					(108,200)	129,501	-	-
Adjustment of held-to-maturity securities					193,319	233,237	173,150	210,214
Loan, lease and other credit operations	142,225,850	95,990,021	141,685,376	96,212,667	(540,474)	222,646	(540,474)	222,646
Investments in affiliates
BM&F BOVESPA S.A.	74,529	-	509,175	-	434,646	-	434,646	-
BPI	888,370	752,031	988,061	2,152,910	99,691	1,400,879	99,691	1,400,879
Parent company					58,777	825,947	58,777	825,947
Minority stockholders (1)					40,914	574,932	40,914	574,932
Redecard S.A.	192,153	154,106	3,886,288	5,342,084	3,694,135	5,187,978	3,694,135	5,187,978
Serasa S.A.	100,431	17,790	324,917	369,664	224,486	351,874	224,486	351,874
Visa Inc.	12	-	87,558	-	87,546	-	87,546	-
Funding and borrowings (2)	87,575,215	42,262,909	87,626,809	42,291,163	(51,594)	(28,254)	(51,594)	(28,254)
Securitization of foreign payment orders	1,453,317	1,134,478	1,447,895	1,152,195	5,422	(17,717)	5,422	(17,717)
Subordinated debt (Note 9a)	13,264,114	11,577,222	13,312,010	11,640,784	(47,896)	(63,562)	(47,896)	(63,562)
Treasury shares	1,509,206	1,203,038	1,839,659	2,188,117	-	-	330,453	985,079
Total unrealized					3,991,415	7,435,488	4,409,899	8,268,043

(1) The investment held by minority stockholders does not affect the result of ITAÚ HOLDING.
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.
(3) It does not consider the corresponding tax effects.

5.69

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on October 1, 2008 for floating-rate securities.

•
Securities and derivative financial instruments, according to the rules established by Circular Nos. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•
Investments in affiliated companies - in BPI, Redecard S.A., BM&F Bovespa S.A. and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

•
Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on October 1, 2008. The effects of hedges (swap contracts) are also taken into account.

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

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NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan - PAC (1)
Franprev benefit plan - PBF (1)
002 Benefit Plan – PB002 (1)
Itaulam Basic Plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar (Orbitall/Credicard Itaú)	Credicard Retirement Plan (1)
Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

(1)	Defined benefit plan.
(2)	Variable contribution plan.
(3)	Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 29,006 (R$ 27,307 from January 1 to September 30, 2007). The contribution rate increases based on the participant’s salary.

b)	Post-employment benefits

ITAÚ HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 4,508 (R$ 5,346 from January 1 to September 30, 2007). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plan:

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371/2000, are summarized below:

	09/30/2008	09/30/2007
		60;
Net assets of the plans	13,101,809	12,349,591
Actuarial liabilities	(9,982,207)	(9,298,180)
Surplus (*)	3,119,602	3,051,411

(*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 27,114 (R$ 28,618 at September 30, 2007) (Note 12c) to cover possible actuarial liabilities.

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d)	Changes in net assets, actuarial liabilities, and surplus

	01/01 to 09/30/2008			01/01 to 09/30/2007
DESCRIPTION	ASSETS	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value – beginning of the period	12,583,353	(9,440,841)	3,142,512	10,599,436	(8,574,690)	2,024,746
Adjustments in the period (1)	-	-	-	-	(196,995)	(196,995)
Expected return on assets/ Cost of current service + interest	1,152,288	(873,330)	278,958	967,415	(828,099)	139,316
Benefits paid	(331,964)	331,964	-	(301,604)	301,604	-
Contributions of sponsors/participants	43,463	-	43,463	42,448	-	42,448
Gains/(losses) in the period (2)	(345,331)	-	(345,331)	1,041,896	-	1,041,896
Present value – end of the period	13,101,809	(9,982,207)	3,119,602	12,349,591	(9,298,180)	3,051,411

(1)	Corresponds to the change of mortality table from GAM-83 (reduced by 10%) to AT-83 (reduced by 10%).
(2)	Gains/(losses) in assets correspond to the actual earnings obtained above (below) the expected return rate of assets.

e)	Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)

(1)
The mortality tables adopted correspond to those disclosed by SOA – “Society of Actuaries”, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables. At September 30, 2007, the AT-83 table was adopted.

(2)	The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 1.2% p.a. based on 2003/2004 experience.
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

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NOTE 19 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Argentina S.A. (2)		Itaú Europa Consolidated (3)		Itau Bank, Ltd. Consolidated (4)		Consolidated Chile (5)		Consolidated Uruguay (6)		Other foreign companies (7)		Foreign consolidated (8)
	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Assets
Current and long-term receivables
Cash and cash equivalents	532,546	216,695	100,185	44,513	316,200	292,238	90,808	86,787	383,219	178,349	829,273	342,427	119,869	38,514	1,897,091	1,164,490
Interbank investments	9,334,233	7,969,747	198,198	118,484	3,759,470	5,132,915	2,569,697	1,548,728	311,370	84,561	296,474	553,198	188,616	51,594	13,133,156	12,080,995
Securities	11,117,288	13,332,544	59,088	46,893	2,079,676	1,642,804	3,289,283	2,072,212	1,294,609	927,581	106,934	77,579	35,367	10,179	16,611,655	17,816,156
Loan, lease and other credit operations	9,841,173	3,790,877	1,499,088	1,075,600	5,601,805	2,908,748	259,977	259,198	7,324,585	5,530,903	1,296,458	872,944	390,390	386,948	25,688,045	14,358,805
Prepaid expenses	16,091	16,262	1,287	1,280	12,125	18,751	39	38	14,832	19,332	8,737	7,829	522	59	53,637	63,556
Other assets	4,636,297	1,825,262	505,772	383,487	337,515	133,986	998,889	689,281	477,237	270,708	108,464	41,759	44,602	41,754	6,950,143	3,385,104
Permanent assets
Investments	-	428,893	13,137	5,091	458,307	388,401	42,316	9,637	764	832	341	34	471,343	401,835	902,986	759,563
BPI	-	-	-	-	453,069	383,536	-	-	-	-	-	-	435,301	368,495	888,370	752,031
Other investments	-	428,893	13,137	5,091	5,238	4,865	42,316	9,637	764	832	341	34	36,042	33,340	14,616	7,532
Fixed assets and deferred charges	21,111	8,338	49,733	34,769	252,987	287,798	-	4	136,630	119,265	26,291	19,715	4,236	4,477	490,991	474,366
Total	35,498,739	27,588,618	2,426,488	1,710,117	12,818,085	10,805,641	7,251,009	4,665,885	9,943,246	7,131,531	2,672,972	1,915,485	1,254,945	935,360	65,727,704	50,103,035

Liabilities
Current and long-term liabilities
Deposits	7,740,023	4,324,796	1,830,126	1,355,067	7,004,541	6,143,525	2,707,680	1,805,735	6,174,974	4,557,399	1,987,475	1,452,430	63,003	-	23,290,650	16,202,014
Demand deposits	1,499,039	961,739	455,539	299,289	1,426,793	1,199,722	561,344	81,509	976,066	917,518	1,062,144	789,341	-	-	5,014,768	3,615,461
Savings deposits	-	-	354,657	312,141	-	-	-	-	-	-	586,928	412,467	-	-	941,585	724,607
Interbank deposits	2,125	24,640	28,703	83,067	1,722,868	942,736	1,185,710	432,561	17	-	50,516	27,883	-	-	1,003,674	1,093,321
Time deposits	6,238,859	3,338,417	991,227	660,570	3,854,880	4,001,067	960,626	1,291,665	5,198,891	3,639,881	287,887	222,739	63,003	-	16,330,623	10,768,625
Deposits received under securities repurchase agreements	722,641	5,812,932	28,339	-	170,523	180,450	693,151	483,883	262,804	174,831	-	-	-	-	1,706,935	6,471,852
Funds from acceptance and issuance of securities	1,552,077	1,121,521	-	-	2,473,601	1,952,574	656,911	66,910	488,161	761,688	-	-	-	-	5,167,854	3,884,150
Borrowing	10,062,390	6,936,695	103,428	70,939	1,223,725	1,000,777	-	11,286	1,083,607	667,664	12,753	11	7,532	7,402	12,483,976	8,663,911
Derivative financial instruments	1,147,257	1,592,740	6,450	-	123,436	30,631	672,718	123,142	202,801	48,917	-	-	-	-	1,108,022	1,728,846
Other liabilities	6,821,152	2,444,829	247,361	97,488	638,371	602,682	1,293,453	908,628	449,849	142,673	389,850	251,458	25,020	21,929	9,259,718	4,029,699
Deferred income	3,793	5,933	-	-	11,393	6,661	555	668	426	361	-	-	21	43	16,153	13,666
Minority interests in subsidiaries	-	-	-	-	156	152	-	-	98	73	18	14	6	5	31,302	(5,716)
Stockholders' equity
Capital and reserves	7,125,541	5,179,205	195,897	181,443	1,064,648	943,465	1,284,579	1,228,671	1,179,973	703,588	240,409	163,190	1,162,873	816,102	12,165,075	8,669,054
Net income	323,865	169,967	14,887	5,180	107,691	(55,276)	(58,038)	36,962	100,553	74,337	42,467	48,382	(3,510)	89,879	498,019	445,559
Total	35,498,739	27,588,618	2,426,488	1,710,117	12,818,085	10,805,641	7,251,009	4,665,885	9,943,246	7,131,531	2,672,972	1,915,485	1,254,945	935,360	65,727,704	50,103,035
Statement of Income
Income from financial operations	972,061	947,474	217,237	97,960	435,025	317,575	90,971	176,029	690,789	469,073	120,875	454,827	18,273	12,047	2,412,157	2,392,333
Expenses on financial operations	(616,354)	(779,747)	(94,779)	(33,849)	(300,856)	(220,895)	(106,769)	(126,992)	(385,459)	(259,149)	(12,639)	(353,666)	(1,162)	(568)	(1,384,617)	(1,697,914)
Result of allowance for loan losses	(9,697)	14,579	(2,528)	4,166	(24,016)	(2,679)	5	-	(70,318)	(38,836)	(2,755)	1,970	6	721	(109,304)	(20,080)
Gross income from financial operations	346,010	182,306	119,930	68,277	110,153	94,001	(15,793)	49,037	235,012	171,088	105,481	103,131	17,117	12,200	918,236	674,339
Other operating revenues/expenses	(18,065)	(14,597)	(103,904)	(65,313)	(32,818)	(130,339)	(26,981)	(1,846)	(127,346)	(56,842)	(60,271)	(46,373)	(1,269)	85,958	(382,751)	(235,203)
Operating income	327,945	167,709	16,026	2,964	77,335	(36,338)	(42,774)	47,191	107,666	114,246	45,210	56,758	15,848	98,158	535,485	439,136
Non-operating income	(1,059)	2,261	3,035	2,216	-	66	-	-	5,050	(22,910)	3,371	(139)	18	1,922	10,268	(16,583)
Income before taxes on income and profit sharing	326,886	169,970	19,061	5,180	77,335	(36,272)	(42,774)	47,191	112,716	91,336	48,581	56,619	15,866	100,080	545,753	422,553
Income tax	(3,021)	(3)	(1,535)	-	36,429	(15,016)	(1,374)	(921)	(12,146)	(16,989)	(6,114)	(8,237)	(10,016)	(4,719)	2,223	(45,885)
Statutory participation in income	-	-	(2,639)	-	(6,068)	(3,983)	(13,890)	(9,308)	-	-	-	-	(9,359)	(5,481)	(31,955)	(18,772)
Minority interests in subsidiaries	-	-	-	-	(5)	(5)	-	-	(17)	(10)	-	-	(1)	(1)	(18,002)	87,663
Net income (loss)	323,865	169,967	14,887	5,180	107,691	(55,276)	(58,038)	36,962	100,553	74,337	42,467	48,382	(3,510)	89,879	498,019	445,559

(1)
Banco Itaú S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay branch, Banco Itaú Holding Financeira S.A. - Grand Cayman Branch;

(2)	New name of Banco Itaú Buen Ayre S.A., approved by the Central Bank of Argentina on 07/24/2008.
(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd., and only on 09/30/2008 Itaú Europa Securities Inc.;

(4)	BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC;
(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., and Recuperadora de Créditos Ltda;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., Itaú Uruguay Directo S.A., OCA Casa Financiera S.A., OCA S.A, and only on 09/30/2008 Unión Capital AFAP S.A.;
(7)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda,, Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., and only on 09/30/2008 Itaú MIddle East Securities Limited;

(8)	Information on foreign consolidated presents balances net of eliminations from consolidation.

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NOTE 20 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ HOLDING through its Management Committees. The strategic management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the tactical management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (http://www.itauri.com.br), in the following route: Corporate Governance/Risk Management.

I -	Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. These limits are informed to the risk control areas of the business units that carry out the daily activities of risk management and periodically provide information to the consolidated risk control area, which monitors the scope, accuracy and quality of controls. The risk control cycle is completed with the disclosure of the consolidation of market risks to the Committee.

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (VaR Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In September 2008 the Total Global VaR amounted to R$ 211,584 (R$ 130,546 at 09/30/2007). This increase as compared to the previous quarter is basically explained by the strong growth in volatilities associated to risk factors.

ITAÚ HOLDING’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It can be found on the website (http://www.itauri.com.br), in the route: Corporate Governance/ Rules and Policies/Operational Risk Management Policy.

II -	Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

ITAÚ HOLDING’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

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ITAÚ HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default ratios, inflation, consumption increase/decrease.

ITAÚ HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are taken based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility in its approval.

To protect the institution against losses arising from loan operations, ITAÚ HOLDING determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III -	Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

This policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil’s legislation compelling financial institutions to allocate capital for operating risk came into effect as from July 1, 2008. ITAÚ HOLDING opted for the use of the Alternative Standardized Approach.

In addition to the required capital, ITAÚ HOLDING has already used the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enable the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

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The description of the structure for the operational risk management is available on the website (http://www.itauri.com.br), in the route: Corporate Governance/ Rules and Policies/Operational Risk Management Policy.

IV -	Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V –	Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, which may cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

In anticipation of CNSP Resolution No. 178, which privileges institutions that adopt the internal modes of risk management, ITAÚ HOLDING has been using models for managing its insurance operations since 2006. The extent of internal models reaches beyond the segments required by the regulatory body, practically including the whole universe of insurance-related products.

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NOTE 21 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in reais linked to foreign currency were:

	09/30/2008	09/30/2007
Permanent foreign investments	12,663,094	9,114,613
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(19,916,437)	(13,459,044)
Net foreign exchange position (*)	(7,253,343)	(4,344,431)

(*) If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (8,165,717), (R$ (5,065,136) at 09/30/2007).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios – ITAÚ HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2008	09/30/2007	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Investment funds	171,895,094	181,469,168	171,895,094	181,469,168	1,237	1,120
Fixed income	154,274,869	162,894,443	154,274,869	162,894,443	1,068	980
Shares	17,620,225	18,574,725	17,620,225	18,574,725	169	140
Managed portfolios	74,044,874	66,080,960	37,505,254	19,748,017	9,951	9,425
Customers	52,195,731	42,933,574	29,910,010	13,497,689	9,902	9,377
Itaú Group	21,849,143	23,147,386	7,595,244	6,250,328	49	48
TOTAL	245,939,968	247,550,128	209,400,348	201,217,185	11,188	10,545

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	09/30/2008	09/30/2007
Monthly estimate of installments receivable from participants	28,854	29,651
Group liabilities by installments	1,720,021	1,208,611
Participants – assets to be delivered	1,557,345	1,054,165
Funds available for participants	213,783	210,485

(In units)
Number of managed groups	612	776
Number of current participants	95,272	104,794
Number of assets to be delivered to participants	47,043	41,154

5.77

e)
Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 226 in the period, and the Foundation’s social net assets totaled R$ 620,243 at September 30, 2008. The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 30,540 (R$ 26,000 from 01/01 to 09/30/2007).

g)	Minority interests in subsidiaries

	Stockholders' equity		Result
	09/30/2008	09/30/2007	01/01 to 09/30/2008	01/01 to 09/30/2007
Itau Bank, Ltd. (1)	752,563	723,200	-	-
Banco Itaú Europa S.A.	933,511	665,837	(90,899)	111,180
Itaú BBA Participações S.A. (Note 14a I)	273,809	229,614	(41,464)	(26,769)
Itaú XL Seguros Corporativos S.A.	109,406	104,510	(10,520)	(12,119)
Miravalles Empreendimentos e Participações S.A. (2)	93,154	82,630	(2,254)	28,801
Três “B” Empreendimentos e Participações Ltda. (3)	68,382	62,449	(6,015)	(7,562)
Itaú Gestão de Ativos S.A. (4)	61,028	61,090	(76)	(1,481)
Investimentos Bemge S.A. (5)	16,163	16,244	(272)	(1,144)
Kinea Investimentos S.A. (6)	1,834	2,963	332	38
Other	61,577	33,354	(3,450)	(2,454)
Total	2,371,427	1,981,891	(154,618)	88,490

(1)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.;

(2)	Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento;
(3)	Indirect subsidiary of Cia. Itaú de Capitalização;
(4)	Indirect subsidiary of Itaú Vida e Previdência S.A.;
(5)	Indirect subsidiary of Banco Itaucard S.A.;
(6)	Indirect subsidiary of Banco Itaú S.A., up to 08/31/2008 indirect subsidiary of Banco Itaubank S.A.

h)	Exclusion of nonrecurring effects

	01/01 to 09/30/2008	01/01 to 09/30/2007
Sale of investments (Note 12j)	291,587	2,286,962
Serasa S.A.	-	742,523
Redecard S.A.	-	1,544,439
Visa Inc.	144,287	-
Mastercard, Inc.	82,964	-
BM&F Bovespa	64,336	-
Provision for contingencies – economic plans (Note 12i)	(266,524)	(239,528)
Sale and adjustment to market value of shares of Banco Comercial Português, S.A. held by BPI	(44,362)	-
Profit from the sale of the former head office of Banco Itaubank S.A. (Note 12j)	-	114,321
Guaranteed accounts and commitments linked to acquired investments	-	(124,149)
Addition to the surplus allowance for loan losses	(100,000)	(400,000)
Amortization of goodwill	(21,287)	(58,441)
(-) Tax effects	41,620	(524,119)
Total	(98,966)	1,055,046

5.78

i)	Law No. 11,638

On December 28, 2007, Law No. 11,638 was approved in order to amend and revoke some provisions of Law No. 6,404, of December 15, 1976, and Law 6,385, of December 7, 1976 in connection with accounting practices, preparation and disclosure of financial statements. This law sets forth that the rules issued by the Brazilian Securities and Exchange Commission (CVM) shall be prepared in conformity with international accounting standards.

Article 9 of this Law sets forth that it will come into effect on the first day of the year subsequent to its publication. The Brazilian Securities and Exchange Commission (CVM), through Notice to the market of January 14, 2008, BACEN, through Notice No. 16,669, of March 20, 2008, and the Superintendency of Private Insurance (SUSEP) through Circular Letter SUSEP/DECON/GAB No. 005, of June 9, 2008, waived the adoption of the changes provided by this Law in the interim financial statements for 2008.

We present below the major amendments established by this law:

•
Presentation of the Statement of Cash Flows (Note 21j) in lieu of the Statement of Changes in Financial Position. CMN and CVM, by way of Resolution No. 3,604, of August 29, 2008 and Resolution No. 547, of August 13, 2008, respectively, regulated the presentation of this statement, which disclosure shall be mandatory as from December 31, 2008. ITAÚ HOLDING has been voluntarily disclosing this statement, which will be adapted to the aforementioned regulations upon the closing of this year;

•	Presentation of the Statement of Added Value (Note 21j), already disclosed by ITAÚ HOLDING and awaiting regulation;

•	Criteria for classification and valuation at market value of financial instruments, already adopted by ITAÚ HOLDING in conformity with BACEN and SUSEP regulations (Notes 4b and 6);

•
Maintenance of the revaluation reserves balance, in subsidiaries, in the amount of R$ 19,235, according to CMN Resolution No. 3,565 of May 29, 2008 and CVM Instruction No. 469 of May 2, 2008. This reserve will be realized according to the depreciation term of the revalued asset or when it is written off;

•
CMN Resolution No. 3,605, of August 29, 2008, defined the items to be classified as Capital Reserve and changed the treatment of tax incentives, that will now pass through results, with optional transfer to Revenue Reserve and excluded from the mandatory dividend calculation basis. This Resolution has not given rise to any effects in the financial statements of ITAÚ HOLDING;

•
CMN Resolution No. 3,617, of September 30, 2008, sets forth that fixed assets will now include assets arising from operations that transfer to the company any benefits, risks and controls of these assets, except fro the assets subject to lease operations, and deferred charges will now include preoperating expenses and restructuring expenses. The balances recognized up to September 30, 2008, recorded based on previous regulatory provisions, shall be kept until they are written off. This Resolution has not given rise to any effects in the financial statements of ITAÚ HOLDING;

•
Periodic analysis on recovery, measurement and disclosure of losses in relation to the recoverable amount of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. This analysis will be carried out annually in the fourth quarter of each year;

•
Change in the evaluation criterion for affiliated companies stated on the equity method, whenever the investor has a significant impact on these affiliated companies, as regulated by CMN Resolution No. 3,619, of September 30, 2008. Significant impact shall be construed as the investor’s interest of 20% of voting capital or above. This Resolution shall come into effect as from January 1, 2009 and shall not give rise to significant effects in the financial statements of ITAÚ HOLDING;

•
In take-over, merger and spin-off operations, carried out between independent parties and related to the effective transfer of control, the assets and liabilities of the company to be taken over or arising from the merger of spin-off will be recorded at their market value, as regulated by CMN Resolution No. 3,620, of September 30, 2008, which will come into effect as from January 1, 2009;

5.79

•
Creation of the subgroup “Intangible assets” in Permanent Assets, in order to classify any rights whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill, awaiting regulation;

•	Creation of the subgroup “Asset valuation adjustments” in Stockholders’ Equity, with the purpose of:

o
Recording the contra-entry to the exchange variation of statutory investments abroad when the functional currency of the investee is different from that of the parent company, as regulated by CVM Resolution No. 534, of January 29, 2008, and awaiting regulation by BACEN;

o	Classifying any contra-entries to increases or decreases in the amounts assigned to asset and liability elements, in view of their valuation at market price, awaiting regulation;

•	Adjustment to present value of long-term asset and liability balances, with the other operations being adjusted when any significant effect arises, awaiting regulation.

We highlight that ITAÚ HOLDING annually releases its 20-F report containing the financial statements prepared in accordance with the USGAAP, which are more similar to the International Financial Reporting Standards (IFRS) than the Brazilian accounting practices in force before the enactment of Law No. 11,638. Moreover, at the last quarter of 2007, we released the reconciliation of stockholders' equity and net income as of December 31, 2006 between the Brazilian accounting practices and the IFRS, describing their main differences. Considering that said law aims at the convergence of Brazilian accounting standards into the international standards, these two disclosures are a parameter for the effects of the application of Law No. 11,638.

5.80

j)	Statements of cash flows and added value

We present below the Statement of Cash Flows, Consolidated and Individual, prepared by the Indirect Method, and the Statement of Added Value, not required by the Brazilian accounting practices and the Brazilian Central Bank until December 31, 2007, which were prepared in conformity with the structure of the Accounting Chart for Institutions of the National Financial System (COSIF).

I – Statement of cash flows - ITAÚ HOLDING CONSOLIDATED

	01/01 to 09/30/2008	01/01 to 09/30/2007
Adjusted Net Income	17,447,768	14,641,836
Net income	5,931,807	6,444,323
Adjustments to net income:	11,515,961	8,197,513
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	559,992	(30,334)
Allowance for loan losses	5,951,920	4,999,561
Results from operations with subordinated debt	1,155,404	541,497
Results from securitization of foreign payment orders	125,513	(158,393)
Change in technical provisions for insurance, pension plan and capitalization	4,912,155	4,187,397
Depreciation and amortization	434,981	497,015
Adjustment to legal liabilities – tax and social security	574,260	672,950
Adjustment to provision for contingent liabilities	821,354	371,221
Deferred taxes	(495,243)	474,824
Equity in earnings of affiliates	(102,874)	(88,979)
Income from available-for-sale securities	(1,959,960)	(731,238)
Income from held-to-maturity securities	(180,443)	1,474
(Income) loss from sale of fixed asset (Note 12i)	-	(114,321)
(Income) loss from sale of investments (Note 12i)	(291,586)	(2,286,962)
Minority interest	154,618	(88,490)
Other (Note 12h)	(144,130)	(49,709)
Change in assets and liabilities	(6,708,840)	(15,596,541)
(Increase) decrease in interbank investments	(29,706,153)	(29,301,909)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(12,842,732)	(10,360,513)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	(783,706)	41,440
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	662,925	(5,871)
(Increase) decrease in loan, lease and other credit operations	(40,555,456)	(17,154,864)
(Increase) Decrease in other receivables and other assets	(4,814,065)	(3,778,828)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	(1,133,005)	(33,995)
Increase (decrease) in deposits	31,485,937	1,588,850
Increase (decrease) in deposits received under securities repurchase agreements	41,070,372	37,048,734
Increase (decrease) in funds for issuance of securities	2,211,412	(214,704)
Increase (decrease) in borrowing and onlending	4,007,657	4,717,257
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	(1,170,940)	(757,947)
Increase (decrease) in credit card operations	(900,077)	229,173
Increase (decrease) in securitization of foreign payment orders	218,229	(238,846)
(Decrease) increase in other liabilities	5,523,996	2,630,020
(Decrease) increase in deferred income	16,766	(4,538)
OPERATING ACTIVITIES – Net cash provided by (used in)	10,738,928	(954,705)
Interest on capital and dividends received from affiliates	88,880	60,829
Funds received from interest and redemption of available-for-sale securities	6,350,415	8,587,280
Funds received from interest and redemption of held-to-maturity securities	421,792	165,338
Disposal of assets not for own use	50,204	57,043
Disposal of investments	309,678	2,305,030
Sale of fixed assets	43,739	426,572
Purchase of available-for-sale securities	(11,546,267)	(12,657,124)
Purchase of assets not for own use	(29,814)	(23,326)
Purchase of investments	(226,997)	(75,102)
Purchase of fixed assets	(361,577)	(367,310)
Deferred charges	(195,016)	(407,968)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	(5,094,963)	(1,928,738)
Increase (decrease) in subordinated debt	25,585	6,469,335
Change in minority interest	74,566	50,183
Granting of stock options	82,073	107,842
Purchase of treasury shares	(1,289,995)	(260,627)
Interest on capital paid	(2,803,422)	(2,193,575)
FINANCING ACTIVITIES – Net cash provided by (used in)	(3,911,193)	4,173,158

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	1,732,772	1,289,715
At the beginning of the period	4,287,879	3,391,367
At the end of the period	6,020,651	4,681,082

5.81

II – Statement of cash flows - ITAÚ HOLDING

	01/01 to 09/30/2008	01/01 to 09/30/2007
Adjusted net income (loss)	(61,211)	26,123
Net income	5,510,368	5,966,780
Adjustments to net income:	(5,571,579)	(5,940,657)
Deferred taxes	(344,070)	190,825
Equity in earnings of subsidiaries	(5,266,209)	(6,170,153)
Amortization of goodwill	38,559	38,558
Other	141	113
Change in assets and liabilities	720,511	391,018
(Increase) decrease in interbank investments	271,797	10,258
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	29,442	(74,466)
(Increase) decrease in other receivables and other assets	52,370	543,493
(Increase) decrease in deposits	334,891	-
Increase (decrease) in other liabilities	32,011	(88,267)
OPERATING ACTIVITIES – Net cash provided by (used in)	659,300	417,141
Interest on capital/dividends received	3,653,365	1,929,386
(Purchase)/Disposal of investments	(301,022)	16
(Purchase)/Disposal of fixed assets/deferred charges	(286)	(179)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	3,352,057	1,929,223
Granting of stock options	82,073	107,842
Purchase of treasury shares	(1,289,995)	(260,627)
Interest on capital paid	(2,803,422)	(2,193,575)
FINANCING ACTIVITIES – Net cash provided by (used in)	(4,011,344)	(2,346,360)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	13	4
At the beginning of the period	134	110
At the end of the period	147	114

5.82
III – Consolidated statement of added value - ITAÚ HOLDING CONSOLIDATED

	01/01 to 09/30/2008	Share %	01/01 to 09/30/2007	Share %
Income from financial operations (a)	11,745,785	-	11,346,315	-
Result from insurance, pension plan and capitalization operations (b)	1,010,895	-	910,844	-
Other operating revenues/expenses (c)	1,667,424	-	4,036,039	-
Added value (d = a + b + c)	14,424,104	-	16,293,198	-
Compensation of employees (e) (*)	4,914,188	34.1	4,206,358	25.8
Payment of taxes and contributions (f)	3,423,491	23.7	5,731,007	35.2
Amount distributed to stockholders (g)	1,964,699	13.6	1,810,524	11.1
Reinvestment of profits (h)	4,121,726	28.6	4,545,309	27.9
Distribution of added value ( i = e + f + g + h)	14,424,104	100.0	16,293,198	100.0

(*) Does not include social security contributions.

6.1

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1
We have carried out limited reviews of the balance sheets of Banco Itaú Holding Financeira S.A. (Bank) and Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) as of September 30, 2008 and 2007, and the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the consolidated statements of income and of changes in financial position for the nine-month periods then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements.

2
Our reviews were carried out in accordance with specific standards established by the Institute of Independent Accountants of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the financial statements and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be stated in accordance with the standards issued by the Brazilian Central Bank (BACEN) applicable to the preparation of financial statements, including Communication no. 16669 of BACEN which does not require the implementation of all the provisions of Law no. 11638/07 on the preparation of the interim financial statements for 2008.

4
As mentioned in Note 21 (i), Law 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law no. 6404/76 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although the mentioned Law is already effective, some changes introduced by it depend on regulations to be issued by the National Monetary Council and BACEN for them to be implemented by the institutions regulated by them. Accordingly, during this phase of transition, BACEN, through its Communication no. 16669, dated of March 20, 2008, does not require the implementation of all the provisions of Law no. 11638/07 in the preparation of the interim financial statements. As a result, the statements referred to in paragraph 1 were prepared in accordance with specific BACEN instructions and do not contemplate all the changes in accounting practices introduced by Law no. 11638/07.

São Paulo, November 3, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

7.1

Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the financial statements for the period from January to September 2008, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, November 3, 2008.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

MARCOS DE ANDRADE REIS VILLELA
Member

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itaú Holding Financeira S.A. (Registrant)

Date: November 6, 2008	By:	/s/ Alfredo Egydio Setubal
Name: Alfredo Egydio Setubal
Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho
Name: Silvio Aparecido de Carvalho
Title: Chief Financial Officer